CHARTING OUR COURSE INTO THE FUTURE



05048108



MAR 2 8 2005
1086



PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

ITT Educational Services, Inc. ITT

2005 Annual Meeting & Proxy Statement

2004 ANNUAL REPORT

The mission of ITT Educational Services, Inc. is to provide a quality postsecondary education and the services that can help a diverse student body to prepare for career opportunities in various fields involving technology. We will strive to establish an environment for students and employees which promotes professional growth, encourages each person to achieve his or her highest potential and fosters ethical responsibility and individual creativity within a framework of equal opportunity.



$617.8
$522.9
$454.1
$400.1
$336.3

Revenue (a)
($ in millions)

To Our Shareholders

Rene R. Champagne,
Chairman and
Chief Executive Officer



QUALITY
COMPLIANCE
USTOMER SATISFACTION

ITT Educational Services, Inc. ("ITT/ESI") currently operates 77 ITT Technical Institutes located in 30 states. As of December 31, 2004, more than 40,000 students were pursuing associate, bachelor and master degree programs in five different schools of study at our institutes-School of Electronics Technology, School of Information Technology, School of Drafting and Design, School of Business and School of Criminal Justice.

We are very proud of our accomplishments in 2004. We experienced record student enrollment, revenue growth, operating margin expansion and earnings per share. We believe that ITT/ESI's fundamentals are sound and the business is well-positioned for continued growth in 2005.

We achieved these strong results notwithstanding the search warrants executed by federal agents on behalf of the U.S. Department of Justice ("DOJ") at our corporate headquarters and ten of our ITT Technical Institutes on February 25, 2004. (Please see the Government Investigations Inquiry and Lawsuits section of the Proxy Statement enclosed.) Our Board of Directors appointed a Special Committee of independent directors in March 2004 to investigate, among other things, the facts and circumstances underlying the DOJ investigation. The Special Committee completed its investigation relating to the conduct and integrity of our senior management and reported to our Board of Directors that it had found no evidence that senior management had engaged in any violations of our policies and procedures or any wrongful or criminal conduct related to the matters that are the subject of the DOJ investigation. The DOJ investigation is ongoing and no formal charges have been filed. We, our Directors and our executive officers, are continuing to work with the DOJ to resolve its investigation.

We are very grateful for the staff and faculty of our colleges, who remained focused on providing a quality education to their students despite the distractions associated with the DOJ investigation. Our achievements in 2004 are a direct result of their commitment and dedication to the mission of ITT Educational Services, Inc.


$119.5
$94.5
$68.3
$51.6
$41.7
19.4%
18.1%
15.0%
12.9%
12.4%
$75.3
$58.9
$43.9
$33.7
$27.5
$1.61
$1.27
$0.94
$0.70
$0.57
Operating Income
($ in millions)
Operating Margin
Net Income
($ in millions)
Earnings Per Share (b)
(diluted)

(a) The reclassification of tuition revenue with respect to students who withdraw reduced revenue and cost of educational services by $10.8 million in the year ended December 31, 2002, $10.5 million in the year ended December 31, 2001 and $11.2 million in the year ended December 31, 2000. The reclassification had no impact on our total consolidated results reported in any period presented.
(b) Earnings per share in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective June 6, 2002.



During 2004, we continued to implement our 10-Point Growth Plan, which has served as the impetus for our growth in the last few years and which we expect to continue following for the foreseeable future. Some of our key accomplishments in 2004 are as follows:

Enrollment Growth • During 2004, new student enrollment at ITT Technical Institutes increased 17.1 percent compared to 2003. Total student enrollment at December 31, 2004 increased 10.8 percent to 40,876 compared to 36,901 at December 31, 2003. Those enrollment numbers and percentages exclude international enrollments and enrollments at two of our institutes that ceased operations at the end of 2004.

Financial Performance • Our revenue increased 18.2 percent in 2004 to $617.8 million compared to $522.9 million in 2003. We accrued $25.1 million of special legal and other investigation costs in 2004 associated with the DOJ investigation, the inquiry initiated by the U.S. Securities and Exchange Commission into the allegations being investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us, certain of our current and former executive officers and each of our Directors (collectively, the "Actions"). We believe that a review of our 2004 financial performance excluding the special legal and other investigation costs may be a useful supplement for investors. The reconciliation to our consolidated statements of income for the non-GAAP financial measures that follow is provided below and on our website at www.ittesi.com.

Operating income before special legal and other investigation costs increased 53.1 percent to $144.7 million compared to $94.5 million in 2003.

	2004	2003	Increase (Decrease)
Special Legal and Other Investigation Costs	$25.1	$0.0	N/A
Operating Income	$119.5	$94.5	26.5%
Operating Income Before Special Legal and Other Investigation Costs (A)	$144.7	$94.5	53.1%

Operating margin before special legal and other investigation costs increased 530 basis points to 23.4 percent compared to 18.1 percent in 2003.

	2004	2003	Increase (Decrease)
Special Legal and Other Investigation Costs as a Percent of Revenue	4.1%	$0.0	N/A
Operating Margin	19.4%	18.1%	130 basis points
Operating Margin Before Special Legal and Other Investigation Costs (A)	23.4%	18.1%	530 basis points

Net income before special legal and other investigation costs net of tax increased 53.9 percent to $90.6 million compared to $58.9 million in 2003.

	2004	2003	Increase (Decrease)
Special Legal and Other Investigation Costs Net of Tax	$15.3	$0.0	N/A
Net Income	$75.3	$58.9	27.9%
Net Income Before Special Legal and Other Investigation Costs Net of Tax (A)	$90.6	$58.9	53.9%

Earnings per share (diluted) **before special legal and other investigation costs increased 52.8 percent to $1.94 compared to $1.27 in 2003.**

	2004	2003	Increase (Decrease)
Special Legal and Other Investigation Costs Per Share (diluted)	$0.33	$0.0	N/A
Earnings Per Share (diluted)	$1.61	$1.27	26.8%
Earnings Per Share (diluted) Before Special Legal and Other Investigation Costs (A)	$1.94	$1.27	52.8%

Notes **for charts showing financial performance excluding the special legal and other investigation costs.**

(A) Given the large amount of legal and other investigation costs accrued in connection with the Actions, we believe that our performance results without these additional costs is a useful measure for our management and might be a useful supplement for investors in comparing our performance absent the legal and other investigation costs associated with the Actions. Although legal and other investigation costs are a regular expense that we incur, the level of legal and other investigation costs facing us as a result of the Actions is much larger than we have previously experienced, and we hope that legal and other investigation costs at this level will not occur in the future. In evaluating our performance, our management uses the following measurements that are not under generally accepted accounting principles ("GAAP") and are, therefore, non-GAAP financial measures. Although the non-GAAP financial measures exclude a cash cost to us, our management compensates for this by also using the GAAP measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the measures prepared in accordance with GAAP.

(1)We believe that Operating Income Before Special Legal and Other Investigation Costs provides useful information to our management and investors by improving their ability to compare our Operating Income without the Special Legal and Other Investigation Costs for the fiscal year ended December 31, 2004 with the Operating Income for the corresponding period in 2003. Operating Income Before Special Legal and Other Investigation Costs can be reconciled to Operating Income as shown in the two lines of the table immediately preceding this entry.

(2)We believe that Operating Margin Before Special Legal and Other Investigation Costs provides useful information to our management and investors by improving their ability to compare our Operating Income without the Special Legal and Other Investigation Costs as a percentage of Revenue for the fiscal year ended December 31, 2004 with the Operating Income as a percentage of Revenue for the corresponding period in 2003. Operating Margin Before Special Legal and Other Investigation Costs can be reconciled to Operating Margin as shown in the two lines of the table immediately preceding this entry.

(3) We believe that Net Income Before Special Legal and Other Investigation Costs Net of Tax provides useful information to our management and investors by improving their ability to compare our Net Income without the Special Legal and Other Investigation Costs for the fiscal year ended December 31, 2004 with the Net Income for the corresponding period in 2003. Our effective tax rate was 39.0 percent for each of the fiscal years ended December 31, 2004 and December 31, 2003. Net Income Before Special Legal and Other Investigation Costs Net of Tax can be reconciled to Net Income as shown in the two lines of the table immediately preceding this entry.

(4) We believe that Earnings Per Share (diluted) Before Special Legal and Other Investigation Costs provides useful information to our management and investors by improving their ability to compare our Earnings Per Share (diluted) without the Special Legal and Other Investigation Costs for the fiscal year ended December 31, 2004 with the Earnings Per Share (diluted) for the corresponding period in 2003. Earnings Per Share (diluted) Before Special Legal and Other Investigation Costs can be reconciled to Earnings Per Share (diluted) as shown in the two lines of the table immediately preceding this entry.

Continued on page 4


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2005
WASH. D.C.
202
SECTION

ITT Educational Services, Inc.

2005 Annual Meeting Notice
Proxy Statement
and
2004 Annual Report to Shareholders

Table of Contents

ITT EDUCATIONAL SERVICES, INC.

13000 North Meridian Street
Carmel, IN 46032-1404

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 3, 2005

The 2005 Annual Meeting of Shareholders of ITT Educational Services, Inc. ("ITT/ESI") will be held at The Jefferson Hotel, 1200 16th Street, NW, Washington, DC 20036, on Tuesday, May 3, 2005, at 9:00 a.m., local time, for the following purposes:

1. To consider and vote upon two proposals described in the accompanying Proxy Statement providing for:

   Proposal One: Election of three Directors to serve until the 2008 Annual Meeting of Shareholders and until their successors are elected and have qualified.

   Proposal Two: Approval of the amendment of ITT/ESI's Restated Certificate of Incorporation to increase the number of authorized shares of ITT/ESI common stock, $0.01 par value per share, from 150,000,000 to 300,000,000.

2. To act upon such other matters that may properly come before the meeting.

All shareholders of record at the close of business on March 4, 2005 will be entitled to vote at the meeting.

It is important that your shares be represented at this meeting. Whether or not you expect to be present, please fill in, date, sign and return the enclosed proxy form in the accompanying addressed, postage-prepaid envelope. If you attend the meeting, you may revoke your proxy and vote in person.

By Order of the Board of Directors,

Clark D. Elwood
Senior Vice President, General Counsel and Secretary

ITT Educational Services, Inc.

13000 North Meridian Street
Carmel, IN 46032-1404

PROXY STATEMENT

Annual Meeting of Shareholders
May 3, 2005

This Proxy Statement and accompanying proxy are being sent to shareholders on or about March 25, 2005 in connection with the solicitation by the Board of Directors of ITT Educational Services, Inc. ("ITT/ESI," "we" or "us") of proxies to be voted at the 2005 Annual Meeting of Shareholders to be held at 9:00 a.m., local time, Tuesday, May 3, 2005, at The Jefferson Hotel, 1200 16th Street, NW, Washington, DC 20036, for the purposes set forth in the accompanying Notice.

The accompanying proxy represents all of the shares of ITT/ESI common stock, $0.01 par value per share (the "ITT/ESI Common Stock"), you are entitled to vote at the meeting. Each of the shares of ITT/ESI Common Stock outstanding at the close of business on March 4, 2005, the record date for the meeting, is entitled to one vote at the meeting. Shareholders holding a majority of such shares must be present at the meeting, whether in person or by proxy, in order to constitute a quorum for the transaction of business. As of March 4, 2005, 46,124,597 shares of ITT/ESI Common Stock were issued and outstanding.

If you execute and return the enclosed form of proxy, you may revoke it at any time before it is exercised. You can revoke your proxy by giving us written notice of revocation, executing a subsequently dated proxy and delivering it to us, or attending the meeting and voting in person. Unless revoked, your proxy will be voted at the meeting in accordance with your instructions specified on the proxy. If your proxy does not contain any instructions, your proxy will be voted at the meeting for the election as Directors of the nominees listed under *Proposal One* and for approval of the amendment of our Restated Certificate of Incorporation under *Proposal Two*. The election of Directors will be determined by the vote of the holders of a plurality of the shares voting on such election. The approval of the amendment of our Restated Certificate of Incorporation is subject to the affirmative vote of a majority of the shares outstanding and entitled to vote on the matter. A proxy may indicate that all or a portion of the shares represented by such proxy are not being voted with respect to a specific proposal. This could occur, for example, when a broker is not permitted to vote shares held in street name on certain proposals in the absence of instructions from the beneficial owner. Shares that are not voted with respect to a specific proposal will be considered as not present and entitled to vote on such proposal, even though such shares will be considered present for purposes of determining a quorum and voting on other proposals. Abstentions on a specific proposal will be considered as present, but not as voting in favor of such proposal. As a result, neither broker non-votes nor abstentions will affect the determination of whether a nominee will be elected under *Proposal One*. With respect to *Proposal Two*, broker non-votes and abstentions would have the same effect as a vote against such proposal.

Our Board of Directors is not aware of any matters, other than those described below, which are to be voted on at the meeting. If any other matters are properly raised at the meeting, however, the persons named in the enclosed form of proxy intend to vote the proxy in accordance with their judgment on such matters. Our Board of Directors does not have a policy with respect to the Directors' attendance at our annual shareholder meetings, but all of our Directors are encouraged to attend those meetings. Our 2004 Annual Meeting of Shareholders was held on May 4, 2004, and all ten members of our Board of Directors at that time attended that meeting.

Officers, Directors and other employees of ITT/ESI may solicit proxies, without additional compensation, by telephone, electronic mail, facsimile or mail, or by meetings with shareholders or their representatives. We will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. We will pay all expenses of solicitation of proxies. In addition, we have retained Georgeson Shareholder Communications, Inc. to assist us in the solicitation of proxies for a fee of approximately $6,500, plus reimbursement for its out-of-pocket expenses and for payments made to brokers and other nominees for their expenses in forwarding soliciting material. Georgeson Shareholder Communications, Inc. will perform a broker search, distribute proxy materials to beneficial owners and solicit voted proxies from banks, brokers, nominees and intermediaries.

PROPOSAL ONE: ELECTION OF DIRECTORS

Our Board of Directors currently consists of nine Directors divided into three classes. Each class contains three Directors. The term of one class expires each year. Generally, each Director serves until the annual meeting of shareholders held in the year that is three years after the Director's election and thereafter until the Director's successor is elected and has qualified. On October 19, 2004, our Board of Directors reapportioned our Directors among the three classes, so as to make all classes as nearly equal in number as possible in accordance with Article V, Section 2 of our Restated Certificate of Incorporation. The effect of the reapportionment was to remove James D. Fowler, Jr. from the First Class of Directors on the Board, which class contained four Directors at the time, and to include Mr. Fowler in the Second Class of Directors on the Board, which class contained only two Directors prior to Mr. Fowler's inclusion.

At the meeting, three Directors are to be elected to hold office for a three-year term to expire at the 2008 Annual Meeting of Shareholders and until their successors are elected and have qualified. The persons named in the accompanying proxy intend to vote such proxy for the election to the Board of Directors of John E. Dean, James D. Fowler, Jr. and Vin Weber, the current Directors whose terms expire this year, unless you direct them to vote otherwise.

Each of the nominees has consented to serve as a Director. If for any reason a nominee should become unable or unwilling to accept nomination or election, the persons named in the accompanying proxy intend to vote the proxy for the election of such other person as our Board, upon recommendation of the Nominating and Corporate Governance Committee, may select. Alternatively, our Board may reduce the number of Directors to eliminate the vacancy.

A brief summary of each Director's principal occupation, business affiliations and other information follows. Unless otherwise indicated, each Director's principal occupation has been the same for the past five years.

Nominees for Director

Term Expiring at the 2008 Annual Meeting.

John E. Dean, age 54, is a founding partner of the law firm Dean Blakey, established June 2002. From July 1995 through May 2002, Mr. Dean was a partner at the Dean, Blakey & Moskowitz law firm. Since June 2002, Mr. Dean has also served as a principal of Washington Partners, LLC, a public affairs firm. Mr. Dean has been a Director of ITT/ESI since December 1994.

James D. Fowler, Jr., age 60, served as senior vice president and director, human resources of ITT Industries, Inc., an industrial, commercial machinery and equipment company, from November 2000 until his retirement in October 2002. Mr. Fowler served as president of Fowler & Associates, a consulting firm, from February 1996 through October 2000. He also served as president of the Executive Leadership Council and Foundation ("ELCF"), a non-profit, non-partisan charitable and educational organization, from February 2000 through October 2000 and executive director and administrator of the ELCF from October 1997 through January 2000. Mr. Fowler has been a Director of ITT/ESI since April 1994.

Vin Weber, age 52, has been a partner at Clark & Weinstock Inc., a management and public policy consulting firm, since 1994. He is also vice chairman and co-founder of Empower America, a public interest group. Mr. Weber is a senior fellow at the University of Minnesota's Humphrey Institute of Public Affairs and co-director of the Institute's Policy Forum. He is also a director of Department 56, Inc. Mr. Weber has been a Director of ITT/ESI since December 1994.

The Board of Directors recommends a vote FOR each of the nominees listed above.

Directors Continuing in Office

Term Expiring at the 2006 Annual Meeting.

Rand V. Araskog, age 73, served as chairman and chief executive officer of ITT Corporation ("ITT"), a diversified conglomerate, from 1980 until his retirement in February 1998. He is also a director of Rayonier, Inc., International Steel Group, Inc. and Cablevision Systems Corporation. Mr. Araskog has been a Director of ITT/ESI since April 1994.

Joanna T. Lau, age 46, has served as chairperson and chief executive officer of Lau Acquisition Corporation (d/b/a LAU Technologies), a management consulting and investment firm, since March 1990. Ms. Lau has been a Director of ITT/ESI since October 2003.

Daniel P. Weadock, age 65, has served as president of The International, a golf resort and conference center in Bolton, MA, since January 1999. Mr. Weadock has been a Director of ITT/ESI since April 1999.

Term Expiring at the 2007 Annual Meeting.

Rene R. Champagne, age 63, has served as Chairman of ITT/ESI since October 1994 and Chief Executive Officer of ITT/ESI since September 1985. From September 1985 through December 2001, he also served as President of ITT/ESI. Mr. Champagne has been a Director of ITT/ESI since October 1985.

John F. Cozzi, age 43, has served as a managing director of AEA Investors LLC, a private equity firm, since January 2004. Mr. Cozzi served as a managing director of Arena Capital Partners, LLC, a private equity firm, from May 1999 through December 2003. Mr. Cozzi has been a Director of ITT/ESI since October 2003.

Harris N. Miller, age 53, has served as president of the Information Technology Association of America, a trade association, since April 1995, and as president of the World Information Technology and Services Alliance, an association of trade associations, since April 1995. Mr. Miller has been a Director of ITT/ESI since July 1999.

Meetings and Committees of the Board of Directors

During 2004, there were five regular meetings and three special meetings of the Board of Directors. During 2004, each of the Directors attended 75% or more of the aggregate number of meetings of the Board of Directors and the standing Board committees on which he or she served. The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Our Board of Directors has also formed a Special Committee.

Audit Committee.

Our Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 ("1934 Act"). Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which is set forth in Appendix A or may be obtained from our website at www.ittesi.com. The functions of the Audit Committee are to assist the Board of Directors in its oversight of:

- the integrity of our financial statements and other financial information provided by us to any governmental body or the public;
- our compliance with legal and regulatory requirements;
- our systems of internal controls regarding finance, accounting, legal compliance and ethics that our management and the Board of Directors establish;
- our auditing, accounting and financial reporting processes generally;
- the qualifications, independence and performance of our registered public accounting firm; and
- the performance of our internal audit function.

The Audit Committee also performs other functions as detailed in the Audit Committee's charter, including, without limitation, appointing, compensating, retaining and overseeing our registered public accounting firm and pre-approving all services to be provided to us by our registered public accounting firm.

The Audit Committee held seven meetings during 2004. The members of the Audit Committee in 2004 and through January 25, 2005 were Rand V. Araskog, John F. Cozzi, John E. Dean, Harris N. Miller and Daniel P. Weadock. The current members of the Audit Committee are John F. Cozzi, John E. Dean, Harris N. Miller and Daniel P. Weadock. Our Board of Directors has determined that John F. Cozzi is an "audit committee financial expert," as that term is defined in Item 401(h)(2) of Regulation S-K under the 1934 Act, and is independent pursuant to Item 7(d)(3)(iv) of Schedule 14A under the 1934 Act. Each of the current members of the Audit Committee is independent and each of the members of the Audit Committee in 2004 was independent, as defined in Sections 303.01(B)(2)(a) and (3) and Sections 303A.02 and .06 of the New York Stock Exchange ("NYSE") Listed Company Manual and Rule 10A-3 of the 1934 Act.

Compensation Committee.

Our Board of Directors has a written charter for the Compensation Committee. A copy of the charter may be obtained from our website at www.ittesi.com. The functions of the Compensation Committee are to discharge the Board of Directors' responsibilities relating to compensation of our Directors and officers. The Compensation Committee has overall responsibility for approving and evaluating our Director and officer compensation plans, policies and programs. The Compensation Committee also performs other functions as detailed in the Compensation Committee's charter. In addition, the Compensation Committee is responsible for producing an annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations.

The Compensation Committee held four meetings during 2004. The members of the Compensation Committee in 2004 and through January 25, 2005 were James D. Fowler, Jr., Joanna T. Lau, Harris N. Miller, Daniel P. Weadock and Vin Weber. The current members of the Compensation Committee are Rand V. Araskog, James D. Fowler, Jr., Joanna T. Lau and Vin Weber. Each of the current members of the Compensation Committee is independent and each of the members of the Compensation Committee in 2004 was independent, as defined in Section 303A.02 of the NYSE Listed Company Manual.

Nominating and Corporate Governance Committee.

Our Board of Directors has a written charter for the Nominating and Corporate Governance Committee. A copy of the charter may be obtained from our website www.ittesi.com. The functions of the Nominating and Corporate Governance Committee, which are detailed in its charter, are to:

- assist the Board of Directors by identifying individuals qualified to become Directors, and recommend to the Board of Directors the Director nominees for each annual meeting of shareholders;
- develop and recommend to the Board the Corporate Governance Guidelines applicable to us;
- lead the Board of Directors in its annual review of the Board of Directors' performance; and
- recommend to the Board of Directors Board members for each standing Board committee.

The Nominating and Corporate Governance Committee held three meetings during 2004. The members of the Nominating and Corporate Governance Committee in 2004 and through January 25, 2005 were John F. Cozzi, John E. Dean, James D. Fowler, Jr., Joanna T. Lau and Vin Weber. The current members of the Nominating and Corporate Governance Committee are Rand V. Araskog, James D. Fowler, Jr., Joanna T. Lau and Vin Weber. Each of the current members of the Nominating and Corporate Governance Committee is independent and each of the members of the Nominating and Corporate Governance Committee in 2004 was independent, as defined in Section 303A.02 of the NYSE Listed Company Manual. The Nominating and Corporate Governance Committee will consider Director candidates recommended by our shareholders. A shareholder who wishes to recommend a Director candidate for consideration by the Nominating and Corporate Governance Committee should send the recommendation to our Secretary, 13000 North Meridian Street, Carmel, Indiana 46032-1404, who will forward it to the Committee. Any such recommendation should include a description of the candidate's qualifications for Board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the shareholder and the candidate for more information. A shareholder who wishes to nominate an individual as a Director candidate at an annual meeting of shareholders, rather than recommend the individual to the Nominating and Corporate Governance Committee as a nominee, must comply with the advance notice requirements set forth in our By-Laws. See "Shareholder Proposals for 2006 Annual Meeting."

The Nominating and Corporate Governance Committee selects nominees for Directors on the basis of each candidate's broad experience, judgment, integrity, ability to make independent inquiries, understanding of our business environment and willingness to devote adequate time to the duties of our Board of Directors. The Nominating and Corporate Governance Committee identifies possible nominees for a Director who meet specified objectives in terms of the composition of our Board of Directors that are established by law, the NYSE and/or our Board of Directors, taking into account such factors as geographic, occupational, gender, race and age diversity. The only minimum specified qualities and skills that the Nominating and Corporate Governance Committee believes are necessary for one or more of our Directors to possess and the only specific standards for the overall structure and composition of our Board of Directors are those imposed by law and the NYSE or contained in our Corporate Governance Guidelines and the charters of the standing committees of our Board of Directors, such as independence, financial expertise and age.

The Nominating and Corporate Governance Committee utilizes various resources for identifying nominees for Directors, including recommendations of our Directors, management and shareholders, the media, industry affiliations, government service and search firms to name a few. The Nominating and Corporate Governance Committee evaluates nominees for Directors by assessing the nominees' qualities, skills and potential contributions to our Board based on available information, against the qualities, skills and contributions sought and the current composition of our Board.

Special Committee.

On March 4, 2004, our Board of Directors appointed a Special Committee, composed of Directors John E. Dean, as Chairman, Joanna T. Lau and John F. Cozzi. The Special Committee has been authorized and directed by our Board to conduct an investigation, which investigation will be separate and independent from the investigation being conducted by us and our management, into the facts and circumstances alleged to be the subject matter underlying, and in any way related to, the current investigations by the U.S. Department of Justice, the Office of the Attorney General for the State of California and the class action lawsuits that have been filed against us and other defendants named therein. See "—Government Investigations, Inquiry and Lawsuits." The Special Committee has hired outside counsel to assist it in its investigation.

Independent Directors.

Our Board of Directors currently contains eight non-management Directors: Messrs. Araskog, Cozzi, Dean, Fowler, Miller, Weber and Weadock, and Ms. Lau. As permitted by the rules of the NYSE, our Board of Directors has adopted categorical standards to assist it in making determinations of independence. A copy of these standards is set forth in Appendix B. Our Board of Directors has determined that each of our non-management Directors meets these standards and is independent, as defined in Section 303A.02 of the NYSE Listed Company Manual.

The non-management Directors on our Board of Directors meet at regularly scheduled executive sessions without our management. Our Board of Directors has chosen James D. Fowler, Jr. to preside over the executive sessions of our non-management Directors in 2005 ("Presiding Director"). Interested parties may send communications to the non-management Directors or the entire Board of Directors by e-mail to PresidingDirector@ittesi.com or by regular mail addressed to:

ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Attention: Presiding Director

Although such communications are available to any Director who wishes to review them, our General Counsel initially reviews all communications and forwards to the Presiding Director those communications that meet certain criteria set by the non-management Directors.

Government Investigations, Inquiry and Lawsuits

On February 25, 2004, federal agents executed search warrants at our corporate headquarters and at ten of our 77 ITT Technical Institutes nationwide. On that same date, our Directors and executive officers and some of our other employees each received a federal grand jury subpoena that was issued, along with the search warrants, by the U.S. District Court, Southern District of Texas, located in Houston, Texas. The search warrants and subpoenas seek broad categories of documents, including documents containing information relating to our figures and rates for placement, retention, graduation and attendance, recruitment and admissions materials, student grades, graduate salaries, transferability of credits to other institutions, and personnel records. Although no formal charges have been filed, we believe that the U.S. Department of Justice ("DOJ") is investigating claims alleging, among other matters, falsification of records relating to student attendance, grades and academic progress and graduate job placement statistics, and fraudulent misrepresentations regarding the transferability of credits, graduation rates and graduates' salaries. We, our Directors and our executive officers are continuing to work with the DOJ to resolve its investigation. The costs that we have incurred in connection with the DOJ investigation have had a material adverse effect on our financial condition and results of operations, and we cannot assure you that the ultimate outcome of the DOJ investigation will not have a further material adverse effect on our financial condition and results of operations.

On March 4, 2004, we were notified by the Fort Worth, Texas regional office of the U.S. Securities and Exchange Commission ("SEC") that it had initiated an inquiry into the allegations being investigated by the DOJ as described in the preceding paragraph. We are cooperating with the SEC in its inquiry. We cannot assure you, however, that the ultimate outcome of the SEC inquiry will not have a material adverse effect on our financial condition or results of operations.

In October 2002, the Office of the Attorney General for the State of California ("CAG") informed us that it had initiated an investigation of our ITT Technical Institutes in California. We believe that the CAG's investigation is in response to one or more qui tam actions filed against us under the state and/or federal False Claims Acts. The CAG has not asserted any claims against us. Based on the information that the CAG has requested, however, we believe that the CAG is investigating, among other matters, whether one or more of our California ITT Technical Institutes:

- falsified records relating to student attendance, grades and academic progress;
- falsified student grade point average calculations used to qualify students for financial aid under the State's Cal Grant Program; and
- retaliated against employees who may have complained about those alleged acts.

We are cooperating with the CAG in its investigation, and we have been conducting our own investigation of the same matters. While we cannot assure you of the ultimate outcome of the CAG investigation, based on the results of our investigation to date, we do not believe that the CAG investigation and any qui tam actions that may be associated with the investigation will have a material adverse effect on our financial condition, results of operations or cash flows.

A qui tam action is a civil lawsuit brought by one or more individuals (a qui tam "relator") on behalf of the federal or state government for an alleged submission to the government of a false claim for payment. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the litigation. Whenever a relator files a qui tam action, the government typically initiates an investigation in order to determine whether to intervene in the litigation. If the government intervenes, it has primary control over the litigation. If the government declines to intervene, the relator may pursue the litigation on behalf of the federal or state government and, if successful, receives a portion of the government's recovery.

On August 19, 2004, a consolidated complaint in a securities class action lawsuit was filed against us and ten of our current and former Directors and executive officers in the U.S. District Court for the Southern District of Indiana under the following caption: *City of Austin Police Retirement System, Individually And On Behalf Of All Others Similarly Situated v. ITT Educational Services, Inc., et al.* This action is a result of the court's June 18, 2004 order to consolidate 13 separate securities class action lawsuits filed from February 26, 2004 through April 23, 2004. The consolidated complaint alleges, among other things, that the defendants violated Sections 10(b) and 20(a) of the 1934 Act, and Rule 10b-5 promulgated thereunder, by engaging in an unlawful course of conduct, pursuant to which the defendants knowingly or recklessly engaged in acts, transactions, practices and courses of business to conceal adverse material information about our financial condition, and that this conduct operated as a fraud and deceit upon the plaintiffs. The complaint also alleges that the defendants made various deceptive and untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading to the plaintiffs, causing the plaintiffs to purchase our securities at artificially inflated prices. The putative class period in this action is from October 17, 2002 through March 8, 2004. The plaintiffs seek, among other things, an award of unspecified compensatory damages, interest, costs, expenses and attorney's fees. All of the defendants intend to defend themselves vigorously against the allegations made in the complaint. We cannot assure you, however, that the ultimate outcome of this or other actions (including other actions under federal or state securities laws) will not have a material adverse effect on our financial condition or results of operations.

On or about April 29, 2004, a consolidated complaint in a shareholder derivative lawsuit was filed against five of our current and former executive officers, ten of our current and former Directors and PricewaterhouseCoopers LLP ("PWC"), our independent registered public accounting firm, in the Superior Court of Hamilton County, Indiana under the following caption: *In Re ITT Educational Services, Inc. Derivative Litigation*. This action is a result of the court's March 30, 2004 order to consolidate two separate shareholder derivative lawsuits filed on or about February 27, 2004. On December 1, 2004, the court dismissed the consolidated compliant without prejudice and gave the plaintiffs 30 days to replead their complaint. On January 3, 2005, the plaintiffs filed an amended consolidated complaint. The amended consolidated complaint alleges, among other things, that:

- certain individual defendants breached a fiduciary duty by selling our common stock and misappropriating our information;
- all defendants breached their fiduciary duties to us, abused their ability to control and influence us, grossly mismanaged us, caused us to waste corporate assets and were unjustly enriched; and
- PWC breached a duty of care and professional competence to us and breached its contracts with us.

The amended consolidated complaint seeks unspecified damages, extraordinary equitable and/or injunctive relief, disgorgement of profits, benefits and other compensation, costs and attorneys' fees. All of the individual defendants intend to defend themselves vigorously against the allegations in the complaint.

On September 7, 2004, a shareholder derivative lawsuit was filed against five of our current and former executive officers, ten of our current and former Directors and PWC, in the U.S. District Court for the Southern District of Indiana under the following caption: *Alaska Electrical Pension Fund Derivatively on Behalf of ITT Educational Services, Inc. v. Rene R. Champagne, et al.* The complaint alleges, among other things, that the defendants caused us to violate state and federal education finance laws and regulations by falsifying our student records and federal securities laws by falsifying our accounting, auditing and financial reporting between October 2002 and April 2004. As a result, the complaint alleges, among other things, that the individual defendants:

- breached and/or aided and abetted in the breach of:
  - a duty to disseminate accurate information about us;
  - fiduciary duties of care, candor and loyalty to us and disclosure to our shareholders;
  - a duty to test, oversee and monitor our system of internal controls, governance procedures and disclosure procedures; and
  - a duty to ensure that our internal controls, governance procedures and disclosure procedures were functioning in an effective manner and in compliance with Pub. L. 107-204, 116 Stat. 745 (2002);
- abused their ability to control and influence us;
- grossly mismanaged us;
- committed constructive fraud;
- will be and have been unjustly enriched at our expense; and

- violated Section 10(b) of the 1934 Act and Rule 10-5 promulgated thereunder by:
  - disseminating or approving false statements that they knew or recklessly disregarded were misleading;
  - failing to disclose material facts necessary in order to make those statements not misleading; and
  - misappropriating our proprietary information.

In addition, the complaint alleges, among other things, that PWC:

- violated Section 10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder by:
  - disseminating or approving false statements that it knew or recklessly disregarded were misleading; and
  - failing to disclose material facts necessary in order to make those statements not misleading;
- was negligent and committed accounting malpractice by failing to conduct its audits of our 2002 and 2003 fiscal year financial statements in accordance with generally accepted accounting principles, generally accepted auditing standards and SEC rules;
- aided and abetted the individual defendants':
  - breach of fiduciary duties to us;
  - abuse of their control of us; and
  - gross mismanagement of us; and
- violated their duty of candor to our shareholders.

The complaint seeks unspecified damages, extraordinary equitable and/or injunctive relief, punitive damages, costs and expenses, attorneys' fees, pre-judgment interest, an order directing the defendants to account for all damages caused by them and all profits, special benefits and unjust enrichment they obtained, and an order directing us to reform and improve our corporate governance and internal control procedures. On December 8, 2004, the parties agreed to stay this action pending the entry of a final judgment in the *In Re ITT Educational Services, Inc. Derivative Litigation* action, except that the stay will be lifted if a subsequently filed shareholder derivative lawsuit is filed in the Southern District of Indiana and the defendants are unable to enter into a similar stay of that action. All of the individual defendants intend to defend themselves vigorously against the allegations in the complaint.

On November 17, 2004, a shareholder derivative lawsuit was filed against ten of our current and former Directors, in the Chancery Court of New Castle County, Delaware under the following caption: *Albert Reitan, derivatively on behalf of nominal defendant ITT Educational Services, Inc. v. Rand V. Araskog, et al.* The complaint alleges, among other things, that the defendants abdicated their fiduciary duty of good faith to us by making no effort to oversee our operations and business practices to ensure that we comply with all applicable laws, rules and regulations. The complaint seeks unspecified damages, equitable relief, attorneys' fees, accountants' fees, experts' fees, costs and expenses. All of the defendants intend to defend vigorously against the allegations in the complaint.

Although the derivative actions are brought nominally on behalf of us, we expect to incur defense costs and other expenses in connection with the derivative lawsuits, and we cannot assure you that the ultimate outcome of these or other actions will not have a material adverse effect on our financial condition or results of operations.

On July 7, 2004, we received a derivative demand letter pursuant to Del. Ct. Ch. R. 23.1 on behalf of Arthur Stein, a purported shareholder, demanding that our Board of Directors commence a civil action against each of our current Directors, one former Director and four of our current and former executive officers to recover for our benefit the amount of damages sustained by us as a result of the misconduct alleged in the letter. The misconduct alleged in the letter is similar to the type of misconduct alleged against the individual defendants in the consolidated shareholder derivative lawsuit described above. The demand letter indicates that Mr. Stein will commence a shareholder's derivative action on our behalf, if our Board does not commence an action as demanded therein within a reasonable period of time. We have informed Mr. Stein that our Board has deferred its decision with respect to Mr. Stein's demand until the conclusion of the DOJ investigation of us, the inquiry initiated by the SEC into the allegations being investigated by the DOJ and the securities class action lawsuits filed against us, or until the receipt of additional information concerning the allegations made in the demand.

On October 26, 2004, a lawsuit was filed against us in the Chancery Court of New Castle County, Delaware under the following caption: *Arthur Stein v. ITT Educational Services, Inc.* The complaint alleges that we violated Section 220 of the Delaware General Corporation Law by refusing to allow Mr. Stein to inspect and make copies of our books and records relating to the misconduct alleged in his derivative demand letter described above. The complaint seeks an order compelling us to permit Mr. Stein to inspect and make copies of our books and records, and to pay his costs, expenses and attorney's fees to prosecute this action. We intend to defend the action vigorously.

On December 15, 2004, a lawsuit was filed against us, our internal committee that administers our 401(k) retirement savings plan (the "Plan"), the chairperson of that committee and a number of other unnamed entities and individuals, in the United States District Court for the Southern District of Indiana under the following caption: *William Curry, individually and on behalf of all others similarly situated v. ITT Educational Services, Inc., et al.* The complaint alleged, among other things, that the defendants breached their fiduciary duties under Section 502 of the Employee Retirement Income Security Act ("ERISA") that are owed to the participants and beneficiaries of the Plan by failing to prudently manage the Plan's assets. Allegedly, the breach arose from the Plan's holding and acquisition of our common stock when the defendants knew or should have known that our common stock was not a suitable and appropriate investment for the Plan. The complaint alleged that our common stock was an inappropriate investment, because we supposedly misrepresented our operational success and the subsequent disclosure of those misrepresentations caused the price of our common stock to decrease. As a result of this decrease in the price of our common stock, the complaint alleged that the value of the Plan assets suffered losses. The plaintiff sought to certify this action as a class action to include all participants in the Plan and their beneficiaries, excluding the defendants and their immediate family members, for whose accounts the Plan fiduciaries made or maintained investments in our common stock from October 17, 2002 through March 18, 2004. The plaintiff also sought, among other things:

- a declaration that the defendants breached their fiduciary duties under ERISA to the Plan;
- to require the defendants to restore to the Plan all losses resulting from the alleged imprudent investment of the Plan's assets;
- to require the defendants to restore to the Plan all profits that the defendants made through their use of the Plan's assets;
- to require the defendants to restore to the Plan all profits that the Plan would have realized had the defendants fulfilled their fiduciary obligations under ERISA;
- other unspecified equitable restitution and monetary relief;
- a constructive trust with respect to any unjust enrichment received by the defendants at the expense of the Plan as a result of the defendants' alleged breach of their fiduciary duties under ERISA;

- to enjoin the defendants from further violating their fiduciary duties under ERISA;
- the appointment of independent fiduciaries to administer the Plan; and
- costs and attorneys' fees.

The plaintiff filed a notice to voluntarily dismiss this action on January 25, 2005, and the court dismissed this action without prejudice on the same date.

The current and former executive officers named in one or more of the securities class action, shareholder derivative and Plan class action lawsuits and derivative demand letter described above include: Gene A. Baugh, Rene R. Champagne, Clark D. Elwood, Nina F. Esbin, Eugene W. Feichtner, Martin A. Grossman, Thomas W. Lauer, Kevin M. Modany and Omer E. Waddles.

Certain of our current and former officers and Directors are or may become a party in certain of the actions described above. Our By-laws and Restated Certificate of Incorporation obligate us to indemnify our officers and Directors to the fullest extent permitted by Delaware law, provided that their conduct complied with certain requirements. We are obligated to advance defense costs to our officers and Directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, our indemnity obligation can, under certain circumstances, include indemnifiable judgments, penalties, fines and amounts paid in settlement in connection with those actions.

As previously disclosed, on March 4, 2004, our Board of Directors appointed a Special Committee of independent Directors. The Special Committee has completed its investigation relating to the conduct and integrity of our senior management. In late June 2004, the Special Committee reported to our Board of Directors that it had found no evidence that our senior management had engaged in any violations of our policies and procedures or any wrongful or criminal conduct related to the matters that are the subject of the DOJ and CAG investigations and the securities class action lawsuit described above. The Special Committee also reported that when allegations of possible violations have been brought to the attention of our senior management, we have investigated those allegations and our senior management has taken appropriate action when responding to those allegations and any violations found.

PROPOSAL TWO: AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION

Our Board of Directors unanimously has approved an amendment to Article IV, Section 1 of our Restated Certificate of Incorporation to increase the number of authorized shares of ITT/ESI Common Stock from 150,000,000 to 300,000,000 (the "Amendment"). Article IV, Section 1 of our Restated Certificate of Incorporation presently authorizes 150,000,000 shares of ITT/ESI Common Stock and 5,000,000 shares of preferred stock, $0.01 par value per share (the "ITT/ESI Preferred Stock"). The Amendment would not change the number of authorized shares of ITT/ESI Preferred Stock.

As of March 4, 2005, 54,068,904 shares of ITT/ESI Common Stock were issued and outstanding, 195,000 shares of ITT/ESI Common Stock were reserved for issuance under the ITT Educational Services, Inc. 1994 Stock Option Plan, 5,013,949 shares of ITT/ESI Common Stock were reserved for issuance under the 1997 ITT Educational Services, Inc. Incentive Stock Plan, 7,944,307 shares of ITT/ESI Common Stock were held as treasury stock by us and 90,722,147 shares of ITT/ESI Common Stock were authorized but unissued and unreserved.

The Amendment will ensure that shares of ITT/ESI Common Stock will be available, if needed, for issuance in connection with stock splits, stock dividends, acquisitions and other corporate purposes. Our Board of Directors believes that the availability of the additional shares for such purposes without delay of the necessity for a shareholders' meeting would be beneficial to us.

No further action by our shareholders would be necessary prior to our issuance of the additional shares of ITT/ESI Common Stock, except as may be required by applicable law, regulatory agencies or any stock exchange on which our securities may then be listed. Neither the shares of ITT/ESI Common Stock presently authorized nor the shares of ITT/ESI Common Stock to be authorized by the Amendment have preemptive rights.

If someone attempted a hostile takeover of us, the use of the additional authorized shares to make a counteroffer for the shares of the bidder or to sell shares to dilute the voting power of the bidder could make the takeover attempt more difficult. The Amendment is not part of a plan by us to adopt a series of antitakeover amendments, and our Board of Directors presently is unaware of any effort to accumulate shares of ITT/ESI Common Stock with the purpose of obtaining control of us or to otherwise obtain control of us by means of a merger, tender offer, solicitation in opposition to management or otherwise.

Our Restated Certificate of Incorporation and By-Laws presently contain certain provisions which could be construed as antitakeover measures. Our Restated Certificate of Incorporation and By-Laws provide that our Board of Directors will be divided into three classes of directors, with each class to be as nearly equal in number as possible. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of shareholders for a full three-year term. Directors can be removed by shareholders only for "cause." The affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote is required to amend the classified board of directors provisions of our Restated Certificate of Incorporation or to remove a Director with cause prior to the expiration of his or her term. Under the classified board of directors provisions described above, it would take at least two elections of Directors for anyone to gain control of our Board of Directors. Accordingly, these provisions would tend to discourage unfriendly takeovers.

Our Restated Certificate of Incorporation and By-Laws provide that any action taken by our shareholders may be effected only at an annual or special meeting of shareholders and not by written consent.

Our By-Laws establish an advance notice procedure for shareholders to make nominations of candidates for election as Directors, or to bring other business before a meeting of our shareholders. Our By-Laws provide that only persons who are nominated by, or at the direction of, our Board of Directors, or by a shareholder who has given timely written notice to our Secretary prior to the meeting at which Directors are to be elected, will be eligible for election as Directors of us. Our By-Laws also provide that at a shareholder meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our Board of Directors or our President, or by a shareholder who has given timely written notice to our Secretary of such shareholder's intention to bring such business before such meeting. Under the By-Laws, a shareholder's notice must also contain certain information specified in the By-Laws.

We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 provides that a corporation may not engage in a "business combination" with an "interested stockholder" for a period of three years from the date that such person became an interested stockholder, unless (1) the transaction that results in the person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder, (2) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and officers, and shares owned by employee stock plans or (3) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders. Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries, that is (1) the owner of 15% or more of the outstanding voting stock of the corporation, (2) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or (3) an affiliate or associate of such person. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Our Restated Certificate of Incorporation does not exclude us from the restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board, because the stockholder approval requirement would be avoided if a majority of our Directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Those provisions also may have the effect of preventing changes in our management. It is possible that those provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

We also have 5,000,000 shares of authorized ITT/ESI Preferred Stock which have not been issued. Our Board of Directors (subject to applicable law or rules of regulatory agencies and requirements of stock exchanges) has the power to issue ITT/ESI Preferred Stock without shareholder approval, with such rights as our Board deems advisable, including voting rights, conversion rights, redemption rights and liquidation rights.

The overall effect of the provisions of the statutes, our Restated Certificate of Incorporation and our By-Laws described above may be to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control of us by a holder of a large block of ITT/ESI Common Stock or other person, or the removal of incumbent management, even if such actions may be beneficial to our shareholders generally.

If *Proposal Two* is approved, the Amendment will become effective upon the filing of a Certificate of Amendment with the Delaware Secretary of State.

The Board of Directors recommends a vote FOR the Amendment.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

The Audit Committee oversees our financial reporting process on behalf of our Board of Directors. Our management has the primary responsibility for our financial statements and the reporting process, including the system of disclosure controls and procedures and internal control over financial reporting. PricewaterhouseCoopers LLP ("PWC"), who is our independent registered public accounting firm, is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. The Committee has reviewed and discussed with our management and PWC the audited financial statements for our 2004 fiscal year. The Committee also has reviewed and discussed with our management and PWC our management's report and PWC's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Committee discussed with PWC the matters required to be discussed by Statement on Auditing Standards Nos. 61 and 90 (Communication with Audit Committees). This discussion involved certain information relating to PWC's judgments about the quality, not just the acceptability, of our accounting principles and included such other matters as are required to be discussed with the Committee under standards established by the Public Company Accounting Oversight Board ("PCAOB").

The Committee also received the written disclosures and the letter from PWC required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with PWC its independence from us and our management. In addition, the Committee considered whether PWC's independence would be jeopardized by providing non-audit services to us.

In reliance on the review and discussions referred to above, the Committee recommended to our Board of Directors, and the Board has approved, that the audited financial statements for our 2004 fiscal year be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for filing with the SEC.

Audit Committee
John F. Cozzi
John E. Dean
Harris N. Miller
Daniel P. Weadock

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended (the "1933 Act") or the 1934 Act that may incorporate future filings (including this Proxy Statement, in whole or in part), the preceding Audit Committee Report shall not be incorporated by reference in any such filings.

Audit Fees

In aggregate, PWC billed us $2,946,250 in fees for the following audit services rendered by PWC:

- auditing our annual consolidated financial statements for our 2004 fiscal year;
- extended audit procedures in 2004 related to the DOJ investigation of us, the inquiry initiated by the SEC into the allegations being investigated by the DOJ, and the securities class action and shareholder derivative lawsuits filed against us, certain of our current and former executive officers and each of our Directors (See "*Proposal One*: Election of Directors—Government Investigations, Inquiry and Lawsuits.");
- reviewing our financial statements included in our quarterly reports on Form 10-Q which were filed with the SEC in our 2004 fiscal year;
- internal control reviews and assistance with internal control reporting requirements in 2004;
- conducting statutory audits (such as federal and state student financial aid compliance audits) in 2004; and
- other audit services in connection with statutory and regulatory filings or engagements for our 2004 fiscal year.

In aggregate, PWC billed us $397,400 in fees for the following audit services rendered by PWC:

- auditing our annual consolidated financial statements for our 2003 fiscal year;
- reviewing our financial statements included in our quarterly reports on Form 10-Q which were filed with the SEC in our 2003 fiscal year;

- conducting statutory audits (such as federal and state student financial aid compliance audits) in 2003; and
- other audit services in connection with statutory and regulatory filings or engagements for our 2003 fiscal year.

Audit-Related Fees

In aggregate, PWC billed us $53,000 in fees for services rendered by PWC in 2004 that were related to the performance of the audit or review of our financial statements and are not reported above in "—Audit Fees." The nature of those services included, without limitation:

- financial statement audits of our employee benefit plans;
- consultations with our management concerning accounting, financial reporting or disclosure treatment of transactions or events;
- assistance with respect to accounting, financial reporting and disclosure treatment of transactions or events, including:
  - consultations with us;
  - assistance with understanding and implementing related final and proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE; and
  - helping us assess the actual or potential impact of final or proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE.

In aggregate, PWC billed us $60,000 in fees for services rendered by PWC in 2003 that were related to the performance of the audit or review of our financial statements and are not reported above in "—Audit Fees." The nature of those services included, without limitation:

- financial statement audits of our employee benefit plans;
- internal control reviews and assistance with internal control reporting requirements;
- consultations with our management concerning accounting, financial reporting or disclosure treatment of transactions or events;
- assistance with respect to accounting, financial reporting and disclosure treatment of transactions or events, including:
  - consultations with us;
  - assistance with understanding and implementing related final and proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE; and
  - helping us assess the actual or potential impact of final or proposed rules, guidance, standards and interpretations from accounting rulemakers, the SEC and the NYSE.

Tax Fees

In aggregate, PWC billed us $132,263 for tax services rendered by PWC in 2004. The nature of those services included, without limitation:

- the preparation and/or review of original and amended income, franchise and other tax returns, claims for refund and tax payment-planning services with respect to international, federal, state and local tax authorities;

- assistance with tax audits and appeals before federal, state and local tax authorities;
- tax advice and assistance related to employee benefit plans and statutory, regulatory or administrative developments, and tax credits and refund opportunities; and
- requests for rulings or technical advice from tax authorities.

In aggregate, PWC billed us $122,000 for tax services rendered by PWC in 2003. The nature of those services included, without limitation:

- the preparation and/or review of original and amended income, franchise and other tax returns, claims for refund and tax payment-planning services with respect to international, federal, state and local tax authorities;
- assistance with tax audits and appeals before federal, state and local tax authorities;
- tax advice and assistance related to employee benefit plans and statutory, regulatory or administrative developments, and tax credits and refund opportunities; and
- requests for rulings or technical advice from tax authorities.

All Other Fees

In aggregate, PWC billed us $0 in fees for services rendered by PWC in 2004, other than the services reported above in "—Audit Fees," "—Audit-Related Fees" and "—Tax Fees."

In aggregate, PWC billed us $15,286 in fees for services rendered by PWC in 2003, other than the services reported above in "—Audit Fees," "—Audit-Related Fees" and "—Tax Fees." The nature of those services included, without limitation, actuarial services.

Reappointment

The Audit Committee has reappointed PWC as our independent registered public accounting firm for 2005. A PWC representative is not expected to attend the meeting. The Audit Committee reserves the right to replace our independent registered public accounting firm at any time.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has adopted a policy that sets forth the procedures and conditions pursuant to which services proposed to be performed by our independent registered public accounting firm may be pre-approved by the Audit Committee. Under the Audit Committee's policy, unless a type of service has received pre-approval by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"), it requires specific pre-approval by the Audit Committee if it is to be provided by our independent registered public accounting firm.

For both types of pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether our independent registered public accounting firm is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with our business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance our ability to manage or control risk or improve audit quality. All such factors are considered as a whole, and no one is necessarily determinative.

The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any audit and non-audit services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit services classified as all other services.

The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise and except that the pre-approvals related to an audit of our annual consolidated financial statements will last until that audit is completed. The Audit Committee annually reviews and pre-approves the services that may be provided by our independent registered public accounting firm without obtaining specific pre-approval. The Audit Committee may add to or subtract from the list of general pre-approved services from time to time, based on subsequent determinations.

The policy does not delegate the Audit Committee's responsibilities to pre-approve services performed by our independent registered public accounting firm to our management. The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated both types of pre-approval authority to the Chairperson of the Audit Committee with respect to any requests for services to be performed by our independent registered public accounting firm that cannot be delayed without inconvenience until the next scheduled Audit Committee meeting.

Pre-approval fee levels or budgeted amounts for all services to be provided by our independent registered public accounting firm are established annually by the Audit Committee. Any proposed services exceeding those levels or amounts require specific pre-approval by the Audit Committee.

All requests or applications for services to be provided by our independent registered public accounting firm that do not require specific approval by the Audit Committee are submitted to our Chief Financial Officer and must include a detailed description of the services to be rendered. Our Chief Financial Officer will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both our independent registered public accounting firm and Chief Financial Officer.

All of the fees reported above in "—Audit Fees," "—Audit-Related Fees" and "—Tax Fees" for services rendered by PWC in our 2004 fiscal year were pre-approved by the Audit Committee.

The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Audit services include all services performed to comply with the PCAOB's standards, including, without limitation, the annual financial statement audit (including required quarterly reviews), subsidiary audits, equity investment audits and other procedures required to be performed by our independent registered public accounting firm to be able to form an opinion on our consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit or quarterly review. Audit services also include the attestation engagement for the independent registered public accounting firm's report on management's report on internal controls for financial reporting. The Audit Committee monitors the audit services engagement as necessary and also approves, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, our structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval of other audit services, which are those services that only our independent registered public accounting firm reasonably can provide. Other audit services include: statutory audits (such as federal and state student financial aid compliance audits) or financial audits for our subsidiaries or affiliates; services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings; and consultations with our management concerning accounting, financial reporting or treatment of transactions or events.

Any audit services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All other audit services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent registered public accounting firm. Since the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others:

- due diligence services pertaining to potential business acquisitions/dispositions;
- consultations concerning accounting, financial reporting or disclosure treatment of transactions or events not classified as "audit services";
- assistance with understanding and implementing new and proposed accounting and financial reporting guidance from rulemaking authorities;
- financial statement audits of employee benefit plans;
- assistance with assessing the actual or potential impact of final or proposed rules, standards or interpretations;
- agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters;
- internal control reviews and assistance with internal control reporting requirements;
- attest services not required by statute or regulation;
- information systems reviews not performed in connection with the financial statement audit;
- subsidiary or equity investee audits not required by statute or regulation that are incremental to the audit of the consolidated financial statements;
- review of the effectiveness of the internal audit function;
- general assistance with understanding and implementing requirements of SEC rules and stock exchange listing standards; and
- consultations and audits in connection with acquisitions.

Any audit-related services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All other audit-related services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

Tax services include: tax compliance, planning and advice; and tax only valuation services, including transfer pricing and cost segregation. Since the Audit Committee believes that the provision of tax services does not impair our independent registered public accounting firm's independence, and the SEC has stated that the independent registered public accounting firm may provide such services, the Audit Committee believes it may grant general pre-approval to tax services. The Audit Committee will not permit the retention of the independent registered public accounting firm in connection with a transaction initially recommended by our registered public accounting firm, the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee will consult with our Chief Financial Officer or outside counsel to determine that the tax planning and reporting positions are consistent with the policy.

Any tax services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All tax services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

The Audit Committee believes, based on the SEC's rules prohibiting the registered public accounting firm from providing specific non-audit services, that other types of non-audit services are permitted. Accordingly, the Audit Committee believes it may grant general pre-approval to those permissible non-audit services classified as all other services that it believes are routine and recurring services, would not impair the independence of our independent registered public accounting firm and are consistent with the SEC's rules on auditor independence.

Any other services that the Audit Committee pre-approves are reflected in the minutes of the Audit Committee meeting at which the services were pre-approved. All other services not reflected in the Audit Committee's meeting minutes must be specifically pre-approved by the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our executive officers and Directors, and persons who own more than 10% of ITT/ESI Common Stock, to file reports of ownership with the SEC. These persons also are required to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms received by us, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during 2004, all of our executive officers, Directors and greater than 10% shareholders complied with all applicable filing requirements.

EXECUTIVE OFFICERS

Name	Age	Position
Rene R. Champagne	63	Chairman and Chief Executive Officer
Jeffrey R. Cooper	53	Senior Vice President, Chief Compliance Officer
Clark D. Elwood	44	Senior Vice President, General Counsel and Secretary
Nina F. Esbin	48	Senior Vice President, Human Resources
Eugene W. Feichtner	49	Senior Vice President, Operations
Martin A. Grossman	58	Senior Vice President, Director of Marketing and Investor Relations
Kevin M. Modany	38	Senior Vice President and Chief Financial Officer

Rene R. Champagne has served as Chairman of ITT/ESI since October 1994 and Chief Executive Officer of ITT/ESI since September 1985. From September 1985 through December 2001, he also served as President of ITT/ESI. Mr. Champagne has been a Director of ITT/ESI since October 1985.

Jeffrey R. Cooper has served as Senior Vice President, Chief Compliance Officer of ITT/ESI since November 2004. Mr. Cooper served as vice president of Great American Financial Resources, Inc. ("GAFR"), the holding company for the annuity and life insurance operations of American Financial Group, from June 1999 through October 2004, and as chief compliance officer of GAFR from June 1997 through October 2004.

Clark D. Elwood has served as Senior Vice President of ITT/ESI since December 1996, Secretary of ITT/ESI since October 1992 and General Counsel of ITT/ESI since May 1991.

Nina F. Esbin has served as Senior Vice President, Human Resources of ITT/ESI since January 2004. From January 2003 through December 2003, she served as Vice President, Director Human Resources of ITT/ESI. Ms. Esbin was self-employed as a human resources consultant from December 2001 through December 2002. She served as senior vice president, human resources of RealMed Corporation, a healthcare technology company, from March 2000 through November 2001. Ms. Esbin served as director, human resources of CIT Group Inc., a commercial and consumer finance company, from January 1999 through February 2000.

Eugene W. Feichtner has served as Senior Vice President, Operations of ITT/ESI since March 2004. From March 2002 through February 2004, he served as Vice President, National Operations Director of ITT/ESI. Mr. Feichtner served as a District Manager of ITT/ESI from June 1989 through February 2002.

Martin A. Grossman has served as Senior Vice President of ITT/ESI since July 2002 and Director of Marketing and Investor Relations of ITT/ESI since May 2002. He was self-employed as a consultant from October 2001 through April 2002. Mr. Grossman served as senior vice president of insurance products of Trilegiant Corp., a direct marketing company, from July 2001 through September 2001. He was self-employed as a consultant from August 2000 through June 2001. Mr. Grossman served as executive vice president for the U.S. direct marketing group of Grolier Incorporated, a publisher and direct marketing company, from August 1999 through July 2000.

Kevin M. Modany has served as Chief Financial Officer of ITT/ESI since January 2003 and Senior Vice President of ITT/ESI since July 2002. From June 2002 through December 2002, he served as Director of Finance of ITT/ESI. Mr. Modany served as chief financial officer, chief operating officer and director of Cerebellum Software, Inc., a software development and professional services company, from October 2000 through May 2002. He also served as president and director of USA Clean, LLC, a distributor of products and chemicals for the textile care industry, from October 1998 through September 2000.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth certain information regarding compensation paid or accrued during each of the last three fiscal years to our Chief Executive Officer and each of our four other most highly compensated executive officers, based on salary and bonus earned during the 2004 fiscal year (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus(1)	Securities Underlying Options(2)	All Other Compensation(3)
Rene R. Champagne	2004	$481,669	$ 775,000	125,000	$27,195
Chairman and Chief	2003	$437,750	$1,100,000	135,000	$15,377
Executive Officer	2002	$413,000	$ 680,000	110,000	$14,175
Kevin M. Modany(4)	2004	$203,367	$ 198,000	27,000	$ 6,101
Senior Vice President and	2003	$191,142	$ 268,380	20,000	$ 5,734
Chief Financial Officer	2002	$ 96,354	$ 110,000(5)	30,000	$61,156(6)
Clark D. Elwood	2004	$193,953	$ 178,000	27,000	$ 6,195
Senior Vice President,	2003	$183,775	$ 243,804	30,000	$ 5,766
General Counsel and Secretary	2002	$173,600	$ 189,000	30,000	$ 5,317
Martin A. Grossman(7)	2004	$185,636	$ 153,059	27,000	$ 5,962
Senior Vice President,	2003	$176,233	$ 233,376	20,000	$ 4,712
Director of Marketing and Investor Relations	2002	$101,528	$ 102,000(8)	30,000	$48,261(9)
Eugene W. Feichtner	2004	$175,717	$ 146,852	18,000	$ 3,900
Senior Vice President,	2003	$154,599	$ 192,572	15,000	$ 3,600
Operations	2002	$143,972	$ 143,000	10,000	$ 3,300

(1) Except as otherwise noted, amounts shown represent bonus compensation accrued in the stated year and paid in the subsequent year.

(2) Stock options relate solely to shares of ITT/ESI Common Stock and reflect adjustments made to such options in connection with the two-for-one stock split declared on May 10, 2002 that became effective on June 6, 2002 (the "2002 Stock Split"). None of the Named Executive Officers has received any SARs or restricted stock from ITT/ESI.

(3) Except as otherwise specified, amounts shown represent: (a) employer contributions under the ESI 401(k) Plan, a defined contribution plan; and (b) employer contributions under the ESI Excess Savings Plan, a non-qualified retirement plan, and the interest accrued on those contributions. All employer contributions to the ESI 401(k) Plan: (a) were made to the ITT/ESI Common Stock fund prior to March 19, 2004, except as otherwise directed by participants in accordance with the plan terms; and (b) have been made to the other investment funds as directed by the participants since March 19, 2004. In 2004, the employer contributions made under the ESI 401(k) Plan for the benefit of the Named Executive Officers were as follows: Mr. Champagne, $3,900; Mr. Modany, $6,101; Mr. Elwood, $5,574; Mr. Grossman, $5,335; and Mr. Feichtner, $3,900. In 2004, the employer contributions made and the interest accrued under the ESI Excess Savings Plan for the benefit of the

Named Executive Officers were as follows: Mr. Champagne, $23,295; Mr. Modany, $0; Mr. Elwood, $621; Mr. Grossman, $627; and Mr. Feichtner, $0.

(4) Mr. Modany began his employment with us in June 2002.

(5) This amount includes an annual bonus of $95,000 accrued in 2002 and paid in 2003, and a signing bonus of $15,000 paid to Mr. Modany when he began his employment with us in June 2002.

(6) Relocation expenses represent $60,000 of this amount.

(7) Mr. Grossman began his employment with us in May 2002.

(8) This amount includes an annual bonus of $87,000 accrued in 2002 and paid in 2003, and a signing bonus of $15,000 paid to Mr. Grossman when he began his employment with us in May 2002.

(9) Relocation expenses represent $46,561 of this amount.

Compensation of Directors

We do not compensate any Director who is an employee of ours for service as a member of our Board of Directors or any standing committee of our Board of Directors. Prior to April 2005, compensation for non-employee Directors consists of:

- an annual retainer of $40,000;
- a meeting fee of $1,000 for each Board meeting attended; and
- a meeting fee of $1,000 for each standing committee meeting attended.

Beginning in April 2005, the compensation for non-employee Directors will consist of:

- an annual retainer of $40,000;
- a meeting fee of $1,500 for each Board meeting attended;
- a meeting fee of $2,000 for each standing committee meeting attended by the chairperson of the committee; and
- a meeting fee of $1,500 for each standing committee meeting attended by a member of the committee, other than the chairperson.

Additional compensation for non-employee Directors who are members of the Special Committee consists of:

- an annual retainer of $15,000 for the chairperson of the Special Committee;
- an annual retainer of $10,000 for a member of the Special Committee, other than the chairperson; and
- a meeting fee of $500 for each Special Committee meeting attended.

In 2004, each non-employee Director also received an automatic stock option to purchase 10,000 shares of ITT/ESI Common Stock on the tenth business day following the annual meeting of shareholders, provided that such non-employee Director served in that capacity both before and after the annual meeting. Beginning in 2005, that annual stock option will only be to purchase 8,000 shares of ITT/ESI Common Stock. See "—Equity Compensation Plans—1999 Outside Directors Stock Option Plan." We reimburse Directors for reasonable, out-of-pocket travel expenses incurred on our behalf.

Equity Compensation Plans

1994 Stock Plan. On December 16, 1994, our shareholders approved the ITT Educational Services, Inc. 1994 Stock Option Plan (the "1994 Stock Plan"), which became effective on December 27, 1994 and expired on December 29, 2004. The 1994 Stock Plan provided for awards of nonqualified stock options to our key employees. An aggregate of 810,000 shares of ITT/ESI Common Stock were reserved for issuance for option awards under the 1994 Stock Plan, subject to adjustment in certain events and as adjusted for the: (a) three-for-two stock split declared on March 22, 1996 that became effective on April 15, 1996 (the "April 1996 Stock Split"); (b) three-for-two stock split declared on October 8, 1996 that became effective on November 4, 1996 (the "November 1996 Stock Split"); and (c) 2002 Stock Split.

The 1994 Stock Plan was administered by the Compensation Committee. Subject to the limitations set forth in the 1994 Stock Plan, the Compensation Committee had the authority to select the persons to whom awards could be made, to designate the number of shares to be covered by each award, to establish vesting schedules and, subject to certain restrictions, to specify other terms of the awards, including the status of awards subsequent to the termination of a participant's employment with us. Awards of options are not transferable other than by will or pursuant to the laws of descent and distribution.

The exercise price of a stock option awarded under the 1994 Stock Plan could not be less than 100% of the fair market value of the ITT/ESI Common Stock on the date of the award. No option may be exercised prior to one year after the award date. Subject to the discretion of the Compensation Committee, stock options granted under the 1994 Stock Plan will generally expire upon the termination of an employee's employment for reasons other than death, disability or retirement. Notwithstanding the foregoing, the Compensation Committee has the authority to establish different terms and conditions relating to the exercise of an option subsequent to the termination of a participant's employment. The maximum term of a stock option awarded under the 1994 Stock Plan is ten years and two days from the date of the award. The shares of ITT/ESI Common Stock issued upon the exercise of a stock option under the 1994 Stock Plan may be made available from treasury shares or authorized but unissued shares.

No individual could receive options for more than 135,000 shares of ITT/ESI Common Stock under the 1994 Stock Plan in any given calendar year, as adjusted for the (a) April 1996 Stock Split, (b) November 1996 Stock Split and (c) 2002 Stock Split. The option price may be paid (a) by check, (b) in ITT/ESI Common Stock, (c) through a simultaneous sale through a broker of ITT/ESI Common Stock acquired upon the exercise of the stock option or (d) by any combination of the foregoing.

During 2004, the Compensation Committee did not grant any stock options under the 1994 Stock Plan.

1997 Stock Plan. On May 13, 1997, our shareholders approved the 1997 ITT Educational Services, Inc. Incentive Stock Plan (the "1997 Stock Plan"), which became effective on the same date and provides for the grant of stock options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). It also provides for the grant of nonqualified stock options, stock appreciation rights ("SARs"), performance shares and restricted stock, or any combination of the foregoing, as the Compensation Committee may determine, as well as substitute stock options, SARs and restricted stock (collectively, including incentive stock options, "Awards"). The 1997 Stock Plan will expire on May 13, 2007.

Recipients of Awards under the 1997 Stock Plan must be, or have been at the time of grant, key employees (including any officer or director who is also an employee) whose responsibilities and decisions directly affect our performance or the performance of any of our subsidiaries or other affiliates. We presently have approximately 150 employees who fall within the category of key employees and may be considered for Awards under the 1997 Stock Plan.

The 1997 Stock Plan contains a formula for establishing an annual limit on the number of shares which may be awarded (or with respect to which non-stock Awards may be made) in any given calendar year (the "Annual Limit"). The Annual Limit formula is expressed as a percentage of the total issued and outstanding ITT/ESI Common Stock as of the year end immediately preceding the year of the Awards (the "Plan Year"). Under the Annual Limit formula, the maximum number of shares of ITT/ESI Common Stock for which Awards may be granted in each Plan Year is 1.5% of the total of the issued and outstanding shares of ITT/ESI Common Stock as reported in our Annual Report on Form 10-K for the fiscal year ending immediately prior to any Plan Year. Any unused portion of the Annual Limit for any Plan Year is carried forward and made available for Awards in succeeding Plan Years. In addition, in no event will more than 8,100,000 shares of ITT/ESI Common Stock be cumulatively available for Awards of incentive stock options under the 1997 Stock Plan (subject to adjustments in certain events and as adjusted for the 2002 Stock Split), and provided further, no more than 20% of the total number of shares available on a cumulative basis will be available for restricted stock and performance share Awards. For any Plan Year, no individual employee may receive stock options for more than 135,000 shares, as adjusted for the 2002 Stock Split. Subject to the above limitations, shares of ITT/ESI Common Stock issued under the 1997 Stock Plan may be made available from the authorized but unissued ITT/ESI Common Stock, from treasury stock or from shares purchased on the open market.

The Compensation Committee administers the 1997 Stock Plan and makes determinations with respect to the designation of those employees who shall receive Awards, the number of shares to be covered by options, SARs and restricted stock awards, the exercise price of options (which may not be less than 100% of the fair market value of ITT/ESI Common Stock on the date of grant), other option terms and conditions and the number of performance shares to be granted and the applicable performance objectives. The Compensation Committee may impose such additional terms and conditions on an Award as it deems advisable.

Incentive stock options and related SARs under the 1997 Stock Plan must expire within ten years after grant; nonqualified stock options and related SARs will expire not more than ten years and two days after grant. The aggregate fair market value (determined on the date of grant) of the shares subject to incentive stock options that become exercisable for the first time by an employee in any calendar year may not exceed $100,000. No SAR may be exercised until at least six months after it is granted. The exercise price for options and SARs must be at least equal to the fair market value of the ITT/ESI Common Stock on the date of grant. The exercise price for options must be paid to us at the time of exercise and, in the discretion of the Compensation Committee, may be paid in the form of cash or already-owned shares of ITT/ESI Common Stock or a combination thereof. An option may be exercised only by the employee who received the option (or his or her estate or designated beneficiary), no later than three months after his or her termination of employment (or for longer periods as determined by the Compensation Committee if termination is caused by retirement, total disability or death, but in no event later than the expiration of the original term of the option). If an optionee voluntarily resigns or is terminated for cause, the options and SARs are canceled immediately.

Performance shares under the 1997 Stock Plan are contingent rights to receive future payments based on the achievement of individual or company performance objectives as prescribed by the Compensation Committee. The maximum number of performance shares that may be granted to any employee in any given year is 100,000. The amounts paid will be based on actual performance over a period from two to five years, as determined by the Compensation Committee, using one or more of the following objective criteria, as it deems appropriate: our earnings per share, return on equity, cash flow or total shareholder return. Payments may be made in the form of shares of ITT/ESI Common Stock, cash or a combination of ITT/ESI Common Stock and cash. The ultimate payments are determined by the number of shares earned and the price of ITT/ESI Common Stock at the end of the performance period. In the event an employee terminates employment during such a performance period, the employee will forfeit any right to payment.

In the case of retirement, total disability, death or cases of special circumstances, however, the employee may, in the discretion of the Compensation Committee, be entitled to an Award prorated for the portion of the performance period during which he or she was employed by us.

Restricted shares of ITT/ESI Common Stock awarded under the 1997 Stock Plan will be issued subject to a restriction period set by the Compensation Committee during which time the shares may not be sold, transferred, assigned or pledged. In the event an employee terminates employment during a restriction period, all such shares still subject to restrictions will be forfeited by the employee and reacquired by us. The Compensation Committee may provide for the lapse of restrictions in installments where deemed appropriate and it may also require the achievement of predetermined performance objectives in order for such shares to vest. The recipient, as owner of the awarded shares, shall have all other rights of a shareholder, including the right to vote the shares and receive dividends and other distributions during the restriction period. The restrictions may be waived, in the discretion of the Compensation Committee, in the event of the awardee's retirement, total disability, death or in cases of special circumstances.

During 2004, the Compensation Committee granted nonqualified stock options under the 1997 Stock Plan to purchase an aggregate of 224,000 shares of ITT/ESI Common Stock to the Named Executive Officers at an exercise price of $51.20 per share. Nonqualified stock options were granted to other employees of ours in 2004 under the 1997 Stock Plan to purchase shares of ITT/ESI Common Stock in the amounts and at the exercise prices specified in the following table:

Number of Shares of ITT/ESI Common Stock	Exercise Price Per Share
442,000	$51.20
15,000	$38.25
2,500	$40.90
2,000	$36.71
1,000	$50.40
1,000	$41.99
1,000	$41.62
1,000	$38.44
1,000	$37.68
1,000	$36.78
1,000	$36.57
1,000	$36.52
1,000	$36.15
1,000	$35.69
1,000	$34.85
1,000	$34.30

No other Awards were made in 2004 under the 1997 Stock Plan.

Option Grants in Last Fiscal Year. The following table sets forth information with respect to stock options granted by ITT/ESI under the 1997 Stock Plan to the Named Executive Officers during 2004. No stock options were granted under the 1994 Stock Plan during 2004.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price(2)	Expiration Date	5%	10%
Rene R. Champagne .	125,000	17.9%	$51.20	1/21/14	$4,025,000	$10,200,000
Kevin M. Modany	27,000	3.9%	$51.20	1/21/14	$ 869,400	$ 2,203,200
Clark D. Elwood	27,000	3.9%	$51.20	1/21/14	$ 869,400	$ 2,203,200
Martin A. Grossman. .	27,000	3.9%	$51.20	1/21/14	$ 869,400	$ 2,203,200
Eugene W. Feichtner .	18,000	2.6%	$51.20	1/21/14	$ 579,600	$ 1,468,800

(1) Numbers shown represent nonqualified stock options to purchase ITT/ESI Common Stock.

(2) Nonqualified stock options granted at 100% of the fair market value of ITT/ESI Common Stock on the date of grant. One third of the options granted are exercisable on January 19 of each of the years 2005, 2006 and 2007.

(3) The amounts shown are the result of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of our stock price. We did not use an alternative formula for a grant date valuation, as we are not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. At the end of the term of the options granted on January 19, 2004, the projected price per share of ITT/ESI Common Stock would be $83.40 at an assumed annual appreciation rate of 5% and $132.80 at an assumed annual appreciation rate of 10%.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth information with respect to the exercise of options to purchase ITT/ESI Common Stock by the Named Executive Officers during 2004 and with respect to the value of options held by the Named Executive Officers at the end of 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Rene R. Champagne	0	$0	799,833	251,667	$28,482,166	$3,257,510
Kevin M. Modany	0	$0	26,666	50,334	$ 641,784	$ 559,416
Clark D. Elwood	0	$0	120,834	57,000	$ 3,896,856	$ 780,000
Martin A. Grossman.	0	$0	16,666	50,334	$ 385,284	$ 544,316
Eugene W. Feichtner	0	$0	29,666	31,334	$ 958,124	$ 339,520

(1) The closing price for ITT/ESI Common Stock on the New York Stock Exchange on December 31, 2004 was $47.55. Value is calculated on the basis of the difference between the option exercise price and $47.55, multiplied by the number of "In-the-Money" shares of ITT/ESI Common Stock underlying the option.

1999 Outside Directors Stock Option Plan. On July 28, 1999, we established the 1999 Outside Directors Stock Option Plan (the "1999 Directors Stock Plan"), which provides for awards of nonqualified stock options to non-employee Directors. An aggregate of 500,000 shares of ITT/ESI Common Stock are reserved for issuance for option awards under the 1999 Directors Stock Plan (subject to adjustment in certain events and as adjusted for the 2002 Stock Split). The 1999 Directors Stock Plan has not been approved by our shareholders.

The 1999 Directors Stock Plan is administered by the Board. Beginning in 2005, each non-employee Director automatically receives a stock option under the plan to purchase 8,000 shares of ITT/ESI Common Stock on the tenth business day following the annual meeting of shareholders, provided that such non-employee Director served in that capacity both before and after the annual meeting. Prior to 2005, each non-employee Director automatically received a stock option under the 1999 Directors Stock Plan to purchase 10,000 shares of ITT/ESI Common Stock in accordance with the same terms. In addition, the 1999 Directors Stock Plan permits the Board, at its discretion, to make special awards of stock options to non-employee Directors. No special awards of nonqualified stock options under the 1999 Directors Stock Plan were made in 2004. The automatic stock option grant and any special awards are subject to the limitations set forth in the 1999 Directors Stock Plan.

The number of shares of ITT/ESI Common Stock reserved for issuance and the number of shares subject to options under the 1999 Directors Stock Plan are subject to adjustment in certain events (and have been adjusted for the 2002 stock split).

The exercise price of a stock option awarded under the 1999 Directors Stock Plan may not be less than 100% of the fair market value of the ITT/ESI Common Stock on the date of the award. No option may be exercised prior to one year after the award date (except for special awards of stock options by the Board as permitted under the plan). If a non-employee Director's service on the Board ends because of death, disability or retirement, the stock options granted to that non-employee Director under the 1999 Directors Stock Plan will expire within the longer of one year following the non-employee Director's service on the Board or one-half of the number of months that the non-employee Director served on the Board up to 120, but in no event after the options expire under their terms. Stock options granted under the 1999 Directors Stock Plan will expire three months following the end of the non-employee Director's service on the Board for reasons other than death, disability or retirement. Notwithstanding the foregoing, the Board has the authority to establish different terms and conditions relating to the exercise of an option after the end of a non-employee Director's service on the Board. Stock options awarded under the 1999 Directors Stock Plan are not transferable other than by will or pursuant to the laws of descent and distribution. The maximum term of a stock option awarded under the 1999 Directors Stock Plan: (a) prior to 2005 was ten years from the date of the award; and (b) beginning in 2005 is seven years from the date of the award. The shares of ITT/ESI Common Stock issued upon the exercise of a stock option under the 1999 Directors Stock Plan may be made available from treasury shares or authorized but unissued shares. The option price may be paid:

- by check;
- in ITT/ESI Common Stock;
- through a simultaneous sale through a broker of ITT/ESI Common Stock acquired upon the exercise of the stock option; or
- by any combination of the foregoing.

During 2004, an automatic award of nonqualified stock options was made under the 1999 Directors Stock Plan to eight non-employee Directors to purchase an aggregate of 80,000 shares of ITT/ESI Common Stock at an exercise price of $38.89. Each of the eight non-employee Directors received a stock option to purchase 10,000 shares of ITT/ESI Common Stock, and each of those options become exercisable one year after the date of the award.

ESI Non-Employee Directors Deferred Compensation Plan. On October 1, 1999, we established the ESI Non-Employee Directors Deferred Compensation Plan (the "Directors Deferred Compensation Plan") covering all of our non-employee Directors. The Directors Deferred Compensation Plan provides that each non-employee Director may elect to receive payment of the annual retainer in cash or in shares of ITT/ESI Common Stock, in increments of 25% each. A non-employee Director who elects payment in shares of ITT/ESI Common Stock will receive that number of shares equal to the number obtained by dividing the dollar amount of the portion of the annual retainer to be paid in shares of ITT/ESI Common Stock by the fair market value of one share of ITT/ESI Common Stock determined as of the payment date. The value of any fractional share resulting from this calculation will be paid to the Director in cash.

The Directors Deferred Compensation Plan also provides that each non-employee Director may elect to defer payment of all or a portion of the annual retainer. The deferral of payment of cash or shares of ITT/ESI Common Stock can only be made in increments of 25%. Any deferred cash amounts will accrue interest at the rate of 6% compounded annually. Any deferred shares of ITT/ESI Common Stock will be credited with any cash dividends on those shares and, on a semi-annual basis, those cash dividends will be converted to shares of ITT/ESI Common Stock based on its fair market value at the time of the conversion.

No cash or shares of ITT/ESI Common Stock deferred by a non-employee Director under the Directors Deferred Compensation Plan will be paid to the non-employee Director until he or she is no longer a Director.

ESI Executive Deferred Bonus Compensation Plan. On March 15, 2000, we established the ESI Executive Deferred Bonus Compensation Plan (the "Deferred Bonus Plan"), an unfunded, non-qualified deferred compensation plan for a select group of our management and highly compensated employees. The Deferred Bonus Plan provides that each eligible employee may elect to defer payment of all or a portion of his or her annual bonus compensation in the form of cash and/or shares of ITT/ESI Common Stock. The deferral of payment of cash or shares of ITT/ESI Common Stock can only be made in increments of 25%. Any deferred cash amounts will accrue interest at the rate of 6% compounded annually. Any deferred shares of ITT/ESI Common Stock will be credited with any cash dividends on those shares and, on a semi-annual basis, those cash dividends will be converted to shares of ITT/ESI Common Stock, based on its fair market value at the time of the conversion.

An eligible employee under the Deferred Bonus Plan may elect to receive payment of the deferred portion of his or her annual bonus compensation (a) upon termination of his or her employment with us or (b) in January of any calendar year that is no earlier than the second calendar year after the year in which the deferred bonus compensation was determined.

Equity Compensation Plan Information. The following table sets forth information, as of December 31, 2004, about shares of ITT/ESI Common Stock that may be issued under our equity compensation plans that (a) have been approved by our shareholders and (b) have not been approved by our shareholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders(1)	2,959,942	$23.26	2,380,866(2)(3)(4)
Equity compensation plans not approved by security holders(5)	329,236	24.65	124,000(6)
Total	3,289,178	$23.40	2,504,866

(1) These equity compensation plans include the1994 Stock Plan and the 1997 Stock Plan. The material terms of each of these plans are described above in this Proxy Statement. See "—1994 Stock Plan" and "—1997 Stock Plan."

(2) Under the Annual Limit formula of the 1997 Stock Plan, the maximum number of shares of ITT/ESI Common Stock for which Awards may be granted in each Plan Year is 1.5% of the total issued and outstanding shares of ITT/ESI Common Stock as reported in our Annual Report on Form 10-K for the fiscal year ending immediately prior to that Plan Year. Any unused portion of the Annual Limit for any Plan Year is carried forward and made available for Awards in succeeding Plan Years. In addition, in no event will more than 8,100,000 shares of ITT/ESI Common Stock be cumulatively available for Awards of incentive stock options (subject to adjustments in certain events) and, provided further, that no more than 20% of the total number of shares available on a cumulative basis will be available for restricted stock and performance share Awards.

(3) The aggregate fair market value (determined on the date of grant) of the shares subject to incentive stock options awarded to employees under the 1997 Stock Plan that become exercisable for the first time by the employee in any calendar year may not exceed $100,000.

(4) Securities remaining available for future issuance under the 1997 Stock Plan include stock options (both incentive and nonqualified), SARs, performance shares and restricted stock, or any combination of the foregoing, as the Compensation Committee may determine, as well as substitute stock options, SARs and restricted stock. The maximum number of performance shares under the 1997 Stock Plan that may be granted to any employee in any given year is 100,000.

(5) These equity compensation plans include the: (a) 1999 Directors Stock Plan; (b) Director's Deferred Compensation Plan; and (c) Deferred Bonus Plan. The material terms of each of these plans are described above in this Proxy Statement. See "—1999 Outside Directors Stock Option Plan," "—ESI Non-Employee Directors Deferred Compensation Plan" and "—ESI Executive Deferred Bonus Compensation Plan."

(6) This figure represents the number of securities remaining available for future issuance under the 1999 Directors Stock Plan. There is no limit on the number of shares of ITT/ESI Common Stock available for future issuance under either the Director's Deferred Compensation Plan or the Deferred Bonus Plan.

Employment Contracts

We have not entered into an employment contract with any of the Named Executive Officers.

Severance Pay Plans

Senior Executive Severance Pay Plan. On February 16, 1999, we established the Senior Executive Severance Pay Plan (the "Severance Plan"), which provides severance benefits for Rene R. Champagne, the sole participant in the Severance Plan. Under the Severance Plan, Mr. Champagne will be entitled to severance benefits, unless his employment is terminated by us:

- for cause;
- on or after his normal retirement date; or
- as a result of:
  - acceptance of employment, or refusal of comparable employment, with a purchaser of us;
  - voluntary resignation;
  - voluntary retirement;
  - failure to return from an approved leave of absence (including a medical leave of absence);
  - death; or
  - disability.

The severance benefits include: (a) severance pay in an amount equal to the lower of 24 months' base salary, base salary for the number of months remaining between the termination of employment and his normal retirement date, or two times his total annual compensation during the year immediately preceding his termination; and (b) continued participation in our employee benefit plans (except for any short-term or long-term disability plans, the business travel accident plan or any new employee benefit plan adopted by us after his termination) during the period he receives severance pay.

The Severance Plan includes offset provisions for other compensation from us and requirements on the part of Mr. Champagne with respect to non-competition and compliance with our Code of Business Conduct and Ethics. While severance payments would ordinarily be made monthly over the scheduled term of such payments, we have the option to make such payments in the form of a single lump-sum payment discounted to present value.

ESI Special Senior Executive Severance Pay Plan. On October 16, 2001 we established the ESI Special Senior Executive Severance Pay Plan (the "Special Severance Plan"), which provides severance benefits for a select group of our executives (including all of the Named Executive Officers) whose employment is terminated other than for cause or where the covered executive terminates his or her employment for good reason within two years after the occurrence of an acceleration event, as described below. The Special Severance Plan provides two levels of benefits for covered executives, based on the covered executive's position with us. If an executive is terminated within two years of an acceleration event, he or she would be entitled to:

- two or three times his or her highest annual base salary during the three years immediately preceding termination and two or three times his or her highest bonus paid or awarded in the three years preceding an acceleration event;
- continuation of health and life insurance benefits at the same levels for two or three years;
- continued use of any automobile provided by us at the same level for two or three years;

- continuation of any tax or financial advisory services at the same level for two or three years;
- a lump sum payment equal to the difference between the total lump sum value of his or her pension benefit under our pension plans and the total lump sum value of his or her pension benefit under our pension plans after crediting an additional two or three years of age and eligibility and benefit service using his or her highest annual base salary and bonus for purposes of determining his or her compensation under our pension plans;
- credit for an additional two or three years of age and two or three years of eligibility service under the retiree life insurance benefits;
- a lump sum payment equal to two or three times his or her highest annual base salary during the three years preceding termination times the highest percentage rate of our contributions to the ESI 401(k) Plan and/or the ESI Excess Savings Plan;
- outplacement services for one year;
- tax preparation services for the calendar year(s) in which he or she is paid any severance benefits under the Special Severance Plan; and
- tax gross-up of certain of the payments.

The Special Severance Plan includes offset provisions for other compensation from us (including, without limitation, in the case of Mr. Champagne, any compensation paid to Mr. Champagne under the Severance Plan). The Special Severance Plan provides that the severance pay will be paid in a non-discounted lump sum amount within five business days or 30 calendar days following the covered executive's termination, depending on the severance pay benefit.

An acceleration event under the Special Severance Plan will occur if:

- a report on Schedule 13D is filed with the SEC disclosing that any person, other than us or one of our subsidiaries or any employee benefit plan that we or one of our subsidiaries sponsors, is the beneficial owner of 20% or more of the outstanding ITT/ESI Common Stock;
- a person, other than us or one of our subsidiaries or any employee benefit plan that we or one of our subsidiaries sponsors, purchases shares of ITT/ESI Common Stock in connection with a tender or exchange offer, if after consummation of the offer the person purchasing the shares is the beneficial owner of 15% or more of the outstanding ITT/ESI Common Stock;
- our shareholders approve:
  - any consolidation or merger of us in which we are not the continuing or surviving corporation or the ITT/ESI Common Stock is converted into cash, securities or other property, unless the transaction was a merger in which our shareholders immediately prior to the merger would have the same proportionate ownership of common stock of the surviving corporation that they held in us immediately prior to the merger; or
  - any sale, lease, exchange or other transfer of all or substantially all of our assets; or
- a majority of the members of our Board of Directors changes within a 12-month period, unless the election or nomination for election of each of the new Directors by our shareholders had been approved by two-thirds of the Directors still in office who had been Directors at the beginning of the 12-month period.

The Special Severance Plan provides that Mr. Champagne would receive the higher level of benefits and that Messrs. Elwood, Feichtner, Grossman and Modany would receive the lower level of benefits.

Pension and Savings Plans

ITT Pension Plan. From December 15, 1995 to June 10, 1998, we participated in the Retirement Plan for Salaried Employees of ITT Corporation (the "ITT Pension Plan"), a non-contributory defined benefit pension plan that covered substantially all of our eligible salaried employees, including our executive officers. We paid the entire cost of the ITT Pension Plan with respect to our employees. Annual amounts of normal retirement pension commencing at age 65 based on average final compensation and benefit service, but before Social Security reductions and subject to the offset described below, are illustrated in the following table.

ITT Pension Plan Table

	Years of Service					
Remuneration	**15**	**20**	**25**	**30**	**35**	**40**
$ 50,000.....	$ 15,000	$ 20,000	$ 25,000	$ 28,750	$ 32,500	$ 36,250
$100,000.....	$ 30,000	$ 40,000	$ 50,000	$ 57,500	$ 65,000	$ 72,500
$200,000.....	$ 60,000	$ 80,000	$100,000	$115,000	$130,000	$145,000
$300,000.....	$ 90,000	$120,000	$150,000	$172,500	$195,000	$217,500
$400,000.....	$120,000	$160,000	$200,000	$230,000	$260,000	$290,000
$500,000.....	$150,000	$200,000	$250,000	$287,500	$325,000	$362,500

The annual pension amounts to 2% of a member's average final compensation (as defined below) for each of the first 25 years of benefit service prior to June 10, 1998, plus 1.5% of a member's average final compensation for each of the next 15 years of benefit service prior to June 10, 1998, reduced by 1.25% of the member's primary Social Security benefit for each year of benefit service to a maximum of 40 years; provided that no more than 50% of the member's primary Social Security benefit is used for such reduction. A member's average final compensation (including salary plus approved bonus payments) is defined under the ITT Pension Plan as the total of (a) a member's average annual base salary for the five calendar years of the last 120 consecutive calendar months of eligibility service affording the highest such average, plus (b) a member's average annual compensation not including base salary for the five calendar years of the member's last 120 consecutive calendar months of eligibility service affording the highest such average. The amounts shown under "Salary" and "Bonus" in the Summary Compensation Table are the components of the compensation that are used for purposes of determining "average final compensation" under the ITT Pension Plan, but annual compensation in excess of $160,000 and compensation accrued after June 9, 1998 are not taken into account. The ITT Pension Plan also provides for undiscounted early retirement pensions for members who retire at or after age 60 and prior to normal retirement age following completion of 15 years of eligibility service. A member is vested in benefits accrued under the ITT Pension Plan upon completion of five years of eligibility service.

Prior to December 19, 1995, we participated in the Retirement Plan for Salaried Employees of ITT Industries, Inc. (the "Old Pension Plan"). The terms of the Old Pension Plan were substantially identical to the terms of the ITT Pension Plan. ITT Industries, Inc. is responsible for all benefits accrued under the Old Pension Plan and for administering those benefits with respect to its own employees as well as our retirees. The ITT Pension Plan recognizes service with other companies that were part of ITT Industries, Inc. prior to December 19, 1995 for eligibility, vesting and benefit accrual purposes and further provides for an offset of any benefit payable from any retirement plan of such companies covering the same period of service.

Respective years of benefit service for each of the Named Executive Officers under the ITT Pension Plan, through June 9, 1998, are as follows: Mr. Champagne—12.692; Mr. Elwood—14.014; Mr. Feichtner—19.069; Mr. Grossman—0.000; and Mr. Modany—0.000.

ESI Pension Plan. On June 9, 1998, we established the ESI Pension Plan that, prior to June 2, 2003, covered most of our eligible salaried employees, including our executive officers. Effective June 2, 2003, the ESI Pension Plan was amended to only cover most of our eligible salaried employees, including our executive officers, who were employed by us prior to June 2, 2003. Prior to establishing the ESI Pension Plan, we participated in certain pension plans of ITT and ITT Industries, Inc. See "—ITT Pension Plan." The ESI Pension Plan is a cash balance defined benefit plan, which provides a set benefit to participating employees at their retirement that is not affected by the amount of our contributions to the ESI Pension Plan trust or the investment gains or losses with respect to such contributions. At the end of each plan year (*i.e.*, January 1 through December 31, except for the first plan year of June 9, 1998 through December 31, 1998), the ESI Pension Plan credits a bookkeeping account associated with each participating employee with (a) an amount based on the employee's compensation, age and years of benefit service (the "Pay Credit"), (b) interest on the balance in the bookkeeping account at the fixed rate of 8%, compounded annually, for Pay Credits credited to the bookkeeping account for plan years prior to the 2002 plan year and (c) interest on Pay Credits credited to the bookkeeping account at a variable rate ranging from 6% to 12%, compounded annually, for Pay Credits credited to the bookkeeping account for the 2002 and subsequent plan years. The variable rate for a plan year is the average of the 30-year U.S. Treasury Bond (or a comparable instrument) rates on each of March 31, June 30 and September 30 of the immediately preceding plan year. At retirement, the participating employee will receive a benefit equal to the value of the bookkeeping account associated with such employee. We pay the entire cost of the ESI Pension Plan. The Pay Credit equals a percentage of the participating employee's compensation (including base pay, overtime pay and bonuses) for the plan year and is determined under the following schedule according to points based on the participating employee's age and years of benefit service:

	Standard Schedule Allocation Percentage	
Points	**Prior to 2002**	**Beginning in 2002**
1-29	2.0	2.5
30-34	2.5	2.5
35-39	3.0	3.0
40-44	3.5	3.5
45-49	4.0	4.0
50-54	4.5	4.5
55-59	5.5	5.5
60-64	6.5	6.5
65-69	7.5	7.5
70-74	9.0	9.0
75-79	10.5	10.5
80+	12.0	12.0

Participating employees who meet certain age and service requirements receive Pay Credits under the following "Transition Schedule" which is more generous:

Points	Transition Schedule Allocation Percentage	
	Prior to 2002	Beginning in 2002
1-29	2.0	8.0
30-34	2.5	8.0
35-39	3.0	8.0
40-44	3.5	8.0
45-49	4.0	8.0
50-54	4.5	8.0
55-59	5.5	8.0
60-64	7.0	8.0
65-69	8.5	8.5
70-74	10.5	10.5
75-79	13.0	13.0
80+	16.0	16.0

Messrs. Grossman and Modany receive Pay Credits under the "Standard Schedule," and Messrs. Champagne, Elwood and Feichtner receive Pay Credits under the "Transition Schedule."

The participating employee's points for a plan year equal the sum of the employee's age and years of benefit service as of the last day of the plan year. Any benefit service and vesting service with ITT or any of its affiliated companies that was credited to the participating employee under the ITT Pension Plan as of June 9, 1998 is treated as benefit service and vesting service, respectively, with us under the ESI Pension Plan. A participating employee who has completed five or more years of vesting service (or his or her beneficiary) is eligible to receive a distribution from the ESI Pension Plan upon the participating employee's retirement on or after age 55, disability, death or after the employee has both terminated employment and reached age 55. The form and timing of the distribution may vary. Respective years of benefit service under the ESI Pension Plan, through December 31, 2004, are as follows: Mr. Champagne—19; Mr. Elwood—21; Mr. Feichtner—26; Mr. Grossman—3; and Mr. Modany—3. The estimated annual benefits payable upon retirement at age 65 (assuming an annual 4.5% increase in compensation, an interest accrual rate of 6% and that the form of distribution is an annuity) for each of the Named Executive Officers is as follows:

Executive Officer	Estimated Annual Benefit
Mr. Champagne	$ 21,831
Mr. Elwood	$123,445
Mr. Feichtner	$100,824
Mr. Grossman	$ 14,763
Mr. Modany	$ 82,790

ESI Excess Pension Plan. On June 9, 1998, we established the ESI Excess Pension Plan, an unfunded, non-qualified retirement plan for a select group of our management and highly compensated employees. The purpose of the ESI Excess Pension Plan is to restore benefits earned, but not available, to eligible employees under the ESI Pension Plan due to federal limitations on the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan. The practical effect of the ESI Excess Pension Plan is to continue the calculation of retirement benefits to all employees on a uniform basis. The form and timing of an eligible employee's benefits under the ESI Excess Pension Plan are the same form and timing of that eligible employee's benefits under the ESI Pension Plan, except that those benefits will be immediately payable in the form of a single discounted lump sum payment upon the occurrence of a change in corporate control (as defined in the ESI Excess Pension Plan). An eligible employee's benefits under the ESI Excess Pension Plan will generally be paid directly by us.

ESI 401(k) Plan. On May 16, 1998, we established the ESI 401(k) Plan, a defined contribution plan. The ESI 401(k) Plan is designed to provide substantially all of our employees with a tax-deferred, long-term savings vehicle. For plan years beginning prior to 2002, we made a non-matching contribution equal to 1% of an employee's pay, and we made matching contributions in an amount equal to 50% of the employee's contribution, up to a maximum of 2.5% of the employee's salary. In 2002, we began making only matching contributions in an amount equal to (a) 100% of the first 1% of the employee's salary that the employee contributes to the plan and (b) 50% of the next 4% of the employee's salary that the employee contributes to the plan. Prior to March 19, 2004, all of our contributions were in the form of ITT/ESI Common Stock. All of our contributions on or after March 19, 2004 have been in the form of cash. Employees can elect to contribute from 1% to the maximum amount of their salaries that is permitted by federal law, and they have a choice of 11 investment funds in which to invest their contributions. For plan years beginning prior to 2002, our non-matching contribution vested immediately, while our matching contributions vested 20% upon completion of each full year that the employee was employed by us. Beginning in 2002, our matching contributions for (a) an employee whose employment with us began prior to January 1, 2002, vest 20% upon completion of each of the first two full years and 60% upon completion of the third full year that the employee is employed by us, and (b) an employee whose employment with us began on or after January 1, 2002, vest 0% upon completion of each of the first two full years and 100% upon completion of the third full year that the employee is employed by us.

ESI Excess Savings Plan. On June 9, 1998, we established the ESI Excess Savings Plan, an unfunded, non-qualified deferred compensation plan for a select group of our management and highly compensated employees. The ESI Excess Savings Plan offers eligible employees, who are precluded by federal limitations from fully participating in the ESI 401(k) Plan, a means for (a) restoring the eligible employees' contributions lost under the ESI 401(k) Plan due to the federal limitations, (b) restoring our matching and non-matching contributions lost under the ESI 401(k) Plan due to the federal limitations and (c) providing eligible employees an opportunity to defer a portion of their salaries equal to either 5% or the same deferral percentage that they elected under the ESI 401(k) Plan. Any deferral of an eligible employee's salary under the ESI Excess Savings Plan applies only with respect to the salary that exceeds the federal limitations.

For plan years beginning prior to 2002, we made a non-matching contribution under the ESI Excess Savings Plan equal to the difference between 1% of the eligible employee's salary and our non-matching contribution made for that eligible employee under the ESI 401(k) Plan, and we made matching contributions under the ESI Excess Savings Plan equal to 50% of the eligible employee's salary deferred under the ESI Excess Savings Plan up to a maximum of 2.5% of the eligible employee's salary. For 2002 and subsequent plan years, we make matching contributions equal to 100% of the first 1% and 50% of the next 4% of the eligible employee's salary that the employee contributes under the ESI Excess Savings Plan. Any amounts credited to an eligible employee under the ESI Excess Savings Plan will accrue interest at the rate of 8% compounded monthly. For plan years beginning prior to 2002, our non-matching contribution vested immediately, while our matching contributions vested 20% upon completion of each full year that the employee was employed by us. Beginning in 2002, our matching contributions for (a) an employee whose employment with us began prior to January 1, 2002, vest 20% upon completion of each of the first two full years and 60% upon completion of the third full year that the employee is employed by us, and (b) an employee whose employment with us began on or after January 1, 2002, vest 0% upon completion of each of the first two full years and 100% upon completion of the third full year that the employee is employed by us. The payment of the eligible employee's salary deferrals, our non-matching contribution, our vested matching contributions and the attributable interest accrued thereon is made in a single lump sum cash payment as soon as practicable following the earlier of the eligible employee's termination of employment or death.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee in 2004 were James D. Fowler, Jr., Joanna T. Lau, Harris N. Miller, Daniel P. Weadock and Vin Weber. None of the Committee members during 2004 were involved in a relationship requiring disclosure as an interlocking executive officer/director or under Item 404 of Regulation S-K or as an officer or employee of ours.

Compensation Committee Report on Executive Compensation

This report sets forth the executive compensation policies of the Compensation Committee with respect to our executive officers in general and the rationale for the specific decisions affecting the 2004 compensation of Mr. Champagne, our Chief Executive Officer. This report also discusses the relationship between the compensation of our four other most highly compensated executive officers and our performance.

The Committee reviewed the compensation policies adopted and followed by the Committee with respect to all of our executive officers and confirmed the guiding principles contained therein that executive officer compensation must be related to our performance and must emphasize increasing shareholder value. The Committee also determined that the general components of the compensation policies pertaining to our executive officers (*i.e.*, salaries, bonuses, long-term incentives, employee benefits and perquisites) are sufficiently tied to our performance.

The Committee determined that our continued success is due in part to our skilled executives. In setting and administering our compensation policies and programs, the Committee attempts to target compensation to the median of the range of compensation provided to executives of corporations similar to us in terms of assets, sales, revenues and earnings. Our executive compensation programs are designed to attract, reward and retain skilled executives and to provide incentives which vary upon the attainment of short-term operating performance objectives and long-term performance goals. The main objective is to provide our executives with incentives directly linked to the creation of shareholder value.

Each year, the Committee reviews all components of all of our executive officers' compensation, including:

- base salary;
- annual bonus;
- long-term incentive compensation;
- accumulated realized and unrealized stock option gains;
- the dollar value to the executive and the aggregate incremental cost to us of all perquisites and other employee benefits;

- the earnings and accumulated payout obligations under our non-qualified deferred bonus compensation plan;
- the projected payout obligations under our supplemental executive pension and savings plans; and
- our executive severance pay plans.

The Committee may retain consultants from independent compensation and benefits consulting firms to provide advice on aspects of our executive compensation program. The Committee may request written reports or hold private meetings with such consultants in order to obtain independent opinions on compensation proposals. The Committee has met, and will continue to meet, in executive sessions which are not attended by any of our employees. The Committee regularly reports its activities to our Board of Directors.

The Compensation Program. The compensation program for our executives presently consists of base salary, annual bonus, long-term incentives, employee benefits and perquisites. It remains the intent of the Committee that incentives based on long-term performance should be a major component in the pay package for senior executives. The Committee believes that the use of our common stock in the payment of these incentives will enhance our executives' commitment to our long-term performance. Discussed below is each element of the compensation program.

Base Salary. Salaries are set and administered to reflect the value of the job in the marketplace and individual contribution and performance. Salaries provide a necessary element of stability in the total pay program and, as such, are not subject to significant variability. Salary increases are based primarily on merit.

Annual Bonus. The amounts of annual bonus awards are based on a formula that takes into account our ability to achieve specific financial and operating performance goals established by the Committee and approved by the Board at the beginning of the year. For 2004, the performance goals included actual 2004 earnings per share compared to targeted 2004 earnings per share to establish the total bonus pool amount available for payment of bonus awards to our executives. The targeted earnings per share amounts were based on the estimates of our 2004 earnings per share made by the security analysts who covered our common stock that were in effect at the end of 2003. The actual bonus awards were based on our ability to achieve specified operating performance goals in 2004 in each of four performance categories, with the first performance category counting twice as much as each of the other three:

- new student enrollment;
- student attrition;
- student financial aid packaging; and
- graduate employment rate.

The bonus parameters established for each participant a standard bonus target percentage of 2004 annual base salary, ranging from 10% to 60%, and a maximum bonus percentage ranging from 40% to 240%, with the percentage depending on the participant's position. An individual participant's bonus could be more or less than the participant's potential award as calculated under the formula, depending upon the individual participant's personal performance and contribution toward achieving the specified performance goals. The annual bonus awards for 2004 were paid in cash.

Long-Term Incentive Compensation. Stock option awards provide long-term incentive compensation which is directly related to the performance of our common stock. Options closely align the executive's interests with those of other shareholders. Stock option awards are used to create performance incentives and promote equity ownership in us by our executives.

Employee Benefits. Executives also participate in our employee benefits program which includes a pension program, an investment and savings plan, group medical and dental coverage and other benefit plans.

Perquisites. We also provide limited perquisites to our executives that vary based on the executive's level and which include use of a company car, a tax return preparation and financial planning allowance, tickets to sporting, theater and other events, and enhanced short-term disability benefits.

Severance Pay Plans. A select group of our executive officers, including all of the Named Executive Officers, participate in our severance pay plans, which provide for severance benefits if the executive's employment terminates in certain situations, other than for cause. The benefits vary depending on the executive's level and include, among other things, two or three times the executive's base salary and bonus and two or three years of continued receipt of certain employee benefits and perquisites.

Discussion of the Committee's Policy Regarding Qualifying Compensation for Deductibility Under Section 162(m) of the Internal Revenue Code. Tax legislation known as the Omnibus Budget Reconciliation Act of 1993 ("OBRA") created a new Code subsection 162(m), under which the allowable deduction for compensation paid or accrued with respect to the chief executive officer and each of the four other most highly compensated executive officers of a publicly held corporation is limited to no more than $1 million per year for taxable years on or after January 1, 1994. Certain types of compensation are exempted from this deduction limitation, including payments subject to: (a) the attainment of an objective performance goal or goals; (b) an outside director approval requirement; and (c) a shareholder approval requirement.

In light of OBRA, it is the policy of the Committee to modify where necessary our executive compensation program so as to maximize the tax deductibility of compensation paid to our executive officers. Accordingly, the employee incentive plans include a fixed limit on the number of options that may be granted to any individual in any given year. Any future gains that may be realized upon the exercise of stock options granted under the 1997 Stock Plan will qualify as "performance-based compensation" and will be fully deductible by us.

The Committee believes that the overall performance of our senior executives cannot in all cases be reduced to a fixed formula and that the prudent use of discretion in determining pay levels is in our best interests and those of our shareholders. Under some circumstances (other than in the context of the employee incentive stock plans), the Committee's use of discretion in determining appropriate amounts of compensation may be essential. In those situations where discretion is used by the Committee, compensation may not be fully deductible. The Committee does not believe that such loss of deductibility will have any material impact on our financial condition.

CEO Performance Evaluation. The Committee met in executive session in January 2005 to review the overall performance of our Chief Executive Officer during 2004, particularly with respect to our long range strategies and the achievement of both financial and non-financial goals and objectives. Consideration was given to our Chief Executive Officer's role in building shareholder value and improving the return on the shareholders' investment. The Committee authorized a salary increase for Mr. Champagne effective April 1, 2005 of $40,000, raising his annual salary from $490,000 to $530,000. This merit increase, which will follow a 13-month interval since Mr. Champagne's last salary review, is equivalent to 7.5% on an annualized basis and was based on an evaluation of his performance during 2004 in light of our financial and non-financial goals and objectives and a comparison of the base salaries of the chief executive officers of companies similar in size to us in terms of assets, sales, revenues and earnings. The Committee calculated the 2004 annual bonus awards to our executives in accordance with the 2004 annual bonus parameters established by the Committee and approved by the Board of Directors in January 2004. Based on those calculations, the Committee approved the payment of a 2004 annual bonus award of $775,000 to Mr. Champagne, compared to a 2003 annual bonus award of $1,100,000 and constituting a 29.5% decrease.

The Committee also evaluated the use of long-term incentives to tie Mr. Champagne's compensation to our financial performance and our emphasis on increasing shareholder value. In this regard, the Committee granted Mr. Champagne in January 2005 a nonqualified stock option under the 1997 Stock Plan to purchase 87,400 shares of our common stock at an exercise price of $49.74 per share, compared to a similar stock option granted to Mr. Champagne in January 2004 to purchase 125,000 shares of our common stock at an exercise price of $51.20 per share.

The Committee observed that the perquisites provided by us to Mr. Champagne in 2004 were modest and that the aggregate incremental cost of those perquisites amounted to approximately $24,000.

Compensation Committee
James D. Fowler, Jr.
Joanna T. Lau
Harris N. Miller
Daniel P. Weadock
Vin Weber

Performance Graph

The performance graph set forth below compares the cumulative total shareholder return on ITT/ESI Common Stock with the S&P 500 Index and a Peer Issuer Group Index for the period from December 31, 1999 through December 31, 2004. The peer issuer group consists of the following companies selected on the basis of the similar nature of their business: Apollo Group, Inc., Career Education Corp., Concorde Career Colleges Inc. ("Concorde"), Corinthian Colleges, Inc., DeVry, Inc., Education Management Corp., Laureate Education, Inc., Strayer Education, Inc. and Universal Technical Institute, Inc. ("UTI") (the "Peer Issuer Group"). We believe that, including us, the Peer Issuer Group represents a significant portion of the market value of publicly traded companies whose primary business is postsecondary classroom education. The Peer Issuer Group includes all of the peer issuers in the former peer issuer group, plus Concorde and UTI. Concorde's common stock has been trading on an organized exchange since 2002, establishing a record that suggests that such trading will continue. UTI became a publicly traded company in 2004.

Cumulative Total Return
(Based on $100 invested on December 31, 1999 and assumes the reinvestment of all dividends)


DOLLARS
700
600
500
400
300
200
100
0
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
ITT Educational Services, Inc.
Peer Issuer Group Index
S&P 500 Index
Former Peer Issuer Group Index

	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
ITT Educational Services, Inc.. . . .	100.00	142.51	238.83	305.10	608.51	616.03
Peer Issuer Group Index	100.00	209.45	252.52	302.77	489.62	530.97
Former Peer Issuer Group Index. .	100.00	209.45	252.15	301.95	487.92	526.42
S&P 500 Index	100.00	90.89	80.09	62.39	80.29	89.02

Notwithstanding anything to the contrary set forth in any of our previous filings under the 1933 Act or the 1934 Act that may incorporate future filings (including this Proxy Statement, in whole or in part), the preceding Compensation Committee Report on Executive Compensation and the stock price Performance Graph shall not be incorporated by reference in any such filings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 15, 2005, the number of shares of ITT/ESI Common Stock beneficially owned by any person (including any group) known by management to beneficially own more than 5% of ITT/ESI Common Stock, by each Director, by each of the Named Executive Officers and by all of our current Directors and the executive officers as a group. Unless otherwise indicated in a footnote, each individual or group possesses sole voting and investment power with respect to all shares indicated as beneficially owned.

	ITT/ESI Common Stock	
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Blum Capital Partners, L.P. Richard C. Blum & Associates, Inc. Richard C. Blum Blum Strategic GP II, L.L.C 909 Montgomery Street Suite 400 San Francisco, CA 94133	5,533,100(2)	12.0%
Columbia Wanger Asset Management, L.P. WAM Acquisition GP, Inc. Columbia Acorn Trust 227 West Monroe Street, Suite 3000 Chicago, IL 60606	5,500,100(3)	11.9%
Lazard Freres & Co. LLC 30 Rockefeller Plaza New York, NY 10020	3,805,300(4)	8.3%
Westport Asset Management, Inc. Westport Advisers LLC 253 Riverside Avenue Westport, CT 06880	3,389,600(5)	7.4%
Warburg Pincus Asset Management, Inc. 466 Lexington Avenue New York, NY 10017	2,933,150(6)	6.4%
Highfields Capital Management LP Highfields GP LLC Jonathon S. Jacobson Richard L. Grubman Highfields Capital I LP Highfields Capital II LP Highfields Capital Ltd c/o Highfields Capital Management 200 Clarendon Street, 51st Floor Boston, MA 02116	2,814,238(7)	6.1%
Rene R. Champagne	1,035,214(8)	2.2%
Clark D. Elwood	164,235(9)	*
Eugene W. Feichtner	55,550(10)	*
Martin A. Grossman	33,403(11)	*

Name of Beneficial Owner	ITT/ESI Common Stock Number of Shares Beneficially Owned(1)	Percent of Class
Kevin M. Modany	42,561(12)	*
Rand V. Araskog	224,730(13)	*
John F. Cozzi	12,420(14)	*
John E. Dean	58,731(15)	*
James D. Fowler, Jr.	49,500(16)	*
Joanna T. Lau	10,620(17)	*
Harris N. Miller	29,110(18)	*
Daniel P. Weadock	48,730(19)	*
Vin Weber	53,230(20)	*
All current Directors and executive officers as a group (15 individuals)	1,834,126(21)	3.9%

* Less than 1%.

(1) All shares of ITT/ESI Common Stock are owned directly except as otherwise indicated. Pursuant to SEC regulations, shares (a) receivable by Directors and executive officers upon exercise of stock options exercisable within 60 days after February 15, 2005, (b) allocated to the accounts of certain Directors and executive officers under the ESI 401(k) Plan at February 15, 2005 or (c) credited to the accounts of certain Directors under the Directors Deferred Compensation Plan at February 15, 2005, are deemed to be beneficially owned by such Directors and executive officers.

(2) Based solely on information in reports filed by the beneficial owners under Section 13(d), 13(g) or 16(a) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 5,533,100 shares. Blum Capital Partners, L.P. ("Blum L.P.") is a partnership and an investment manager with voting and investment discretion for the Stinson Capital Fund (Cayman) Ltd. investment advisory account. Blum L.P. is also a registered investment advisor that provides investment advisory services and acts as general partner for the following investment partnerships: Stinson Capital Partners, L.P.; Stinson Capital Partners II, L.P.; Stinson Capital Partners (QP), L.P.; BK Capital Partners IV, L.P.; Stinson Capital Partners D, L.P.; and Stinson Capital Partners M, L.P. Richard C. Blum & Associates, Inc. ("RCBA") is the general partner of Blum L.P. Blum Strategic GP II, L.L.C. ("Blum G.P.") is the general partner of Blum Strategic Partners II, L.P. and the managing limited partner of Blum Strategic Partners II Gmblt & Co. KG. Richard C. Blum is the chairman and significant shareholder of RCBA and Blum L.P., and a managing member of Blum G.P. Blum L.P. has voting and investment discretion with respect to the shares owned by the Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust and The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. Blum L.P., RCBA, Blum G.P. and Mr. Blum each possess voting and investment power over a total of 5,533,100 shares. Blum L.P., RCBA, Blum G.P. and Mr. Blum have shared power to (a) vote or direct the vote of 5,533,100 shares and (b) dispose or direct the disposition of 5,533,100 shares.

(3) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 5,500,100 shares. Columbia Wanger Asset Management, L.P. ("Columbia") is a registered investment adviser. WAM Acquisition GP, Inc. ("GP") is the general partner of Columbia. Columbia and GP each possesses voting and investment power over a total of 5,500,100 shares. Columbia and GP have shared power to (a) vote or direct the vote of 5,500,100 shares and (b) dispose or direct the disposition of 5,500,100 shares. Columbia Acorn Trust ("Acorn") is an investment

company and possesses voting and investment power over a total of 4,041,000 shares. Acorn has shared power to (a) vote or direct the vote of 4,041,000 shares and (b) dispose or direct the disposition of 4,041,000 shares.

(4) Based solely on information in reports filed by the beneficial owner under Section 13(d) or 13(g) of the 1934 Act. The beneficial owner is a registered investment adviser and broker-dealer and has sole power to (a) vote or direct the vote of 3,204,410 shares and (b) dispose or direct the disposition of 3,805,300 shares.

(5) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner possesses voting and investment power over a total of 3,389,600 shares. Westport Advisers LLC ("Advisers") is a registered investment adviser and a subsidiary of Westport Asset Management, Inc. ("WAM"), which is also a registered investment adviser. Advisers and WAM have sole power to (a) vote or direct the vote of 760,700 shares and (b) dispose or direct the disposition of 760,700 shares. Advisers and WAM have shared power to (a) vote or direct the vote of 2,372,800 shares and (b) dispose or direct the disposition of 2,628,900 shares.

(6) Based solely on information in reports filed by the beneficial owner under Section 13(d) or 13(g) of the 1934 Act. The beneficial owner is a registered investment adviser and has (a) sole power to vote or direct the vote of 2,396,100 shares, (b) shared power to vote or direct the vote of 513,450 shares and (c) sole power to dispose or direct the disposition of 2,933,150 shares.

(7) Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the 1934 Act. Each beneficial owner is a member of a group that possesses voting and investment power over a total of 2,814,238 shares. Highfields Capital Management LP ("HCM") is a partnership and an investment manager to Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. Highfields GP LLC ("HGP") is a limited liability company and the general partner of HCM. Jonathon S. Jacobson and Richard L. Grubman are each a managing member of HGP. HCM, HGP, Mr. Jacobson and Mr. Grubman each possesses voting and investment power over a total of 2,814,238 shares. HCM, HGP, Mr. Jacobson and Mr. Grubman have sole power to (a) vote or direct the vote of 2,814,238 shares and (b) dispose or direct the disposition of 2,814,238 shares.

(8) This number includes 101,188 shares owned directly, 10,860 shares owned under the ESI 401(k) Plan and 923,166 shares subject to presently exercisable options.

(9) This number includes 8,304 shares owned directly, 6,097 shares owned under the ESI 401(k) Plan and 149,834 shares subject to presently exercisable options.

(10) This number includes 3,596 shares owned directly, 7,954 shares owned under the ESI 401(k) Plan and 44,000 shares subject to presently exercisable options.

(11) This number includes 1,000 shares owned directly, 70 shares owned under the ESI 401(k) Plan and 32,333 shares subject to presently exercisable options.

(12) This number includes 228 shares owned under the ESI 401(k) Plan and 42,333 shares subject to presently exercisable options.

(13) This number includes 203,177 shares owned directly, 3,553 shares deferred under the Directors Deferred Compensation Plan and 18,000 shares subject to presently exercisable options.

(14) This number includes 1,000 shares owned directly, 1,000 shares owned by trusts for the benefit of Mr. Cozzi's children, 420 shares deferred under the Directors Deferred Compensation Plan and 10,000 shares subject to presently exercisable options.

(15) This number includes 11,028 shares owned directly, 900 shares owned by Mr. Dean's spouse, 4,803 shares deferred under the Directors Deferred Compensation Plan and 42,000 shares subject to presently exercisable options.

(16) This number includes 7,500 shares owned directly and 42,000 shares subject to presently exercisable options.

(17) This number includes 620 shares owned directly and 10,000 shares subject to presently exercisable options.

(18) This number includes 5,110 shares owned directly and 24,000 shares subject to presently exercisable options.

(19) This number includes 900 shares owned directly, 5,830 shares deferred under the Directors Deferred Compensation Plan and 42,000 shares subject to presently exercisable options.

(20) This number includes 4,500 shares owned directly, 6,730 shares deferred under the Directors Deferred Compensation Plan and 42,000 shares subject to presently exercisable options.

(21) This number includes 347,923 shares owned directly, 1,900 shares owned indirectly, 25,301 shares owned under the ESI 401(k) Plan, 1,437,666 shares subject to presently exercisable options and 21,336 shares deferred under the Directors Deferred Compensation Plan.

SHAREHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

The date by which shareholder proposals must be received by us for inclusion in proxy materials relating to the 2006 Annual Meeting of Shareholders is November 25, 2005.

In order to be considered at the 2006 Annual Meeting of Shareholders, shareholder proposals must comply with the advance notice and eligibility requirements contained in our By-Laws. Our By-Laws provide that shareholders are required to give advance notice to us of any nomination by a shareholder of candidates for election as Directors and of any business to be brought by a shareholder before a shareholders' meeting. With respect to annual meetings, our By-Laws provide that a shareholder of record entitled to vote at such meeting may nominate one or more persons for election as Director or Directors or may properly bring business before such meeting only if the shareholder gives written notice thereof to our Secretary not less than 70 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting. In the event the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, (a) notice by the shareholder of a nomination must be delivered or received not earlier than the 90th day prior to such annual meeting and not later than the later of the 70th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made and (b) notice by a shareholder of any other business must be received not later than the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The notice must contain specified information about each nominee or the proposed business and the shareholder making the nomination or proposal.

The advance notice provisions in our By-Laws also provide that in the case of a special meeting of shareholders called for the purpose of electing Directors, to be timely, a shareholder's notice must be delivered or received not earlier than the 90th day prior to such special meeting and not later than the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting and of nominees to be elected at such meeting is first made.

The specific requirements of these advance notice and eligibility provisions are set forth in Article II, Section 8 and Article III, Section 2 of our By-Laws, a copy of which is available upon request. Such requests and any shareholder proposals should be sent to our Secretary at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, IN 46032-1404.

The procedures described above apply to any matter that a shareholder wishes to raise at the 2006 Annual Meeting of Shareholders, including those matters raised other than pursuant to Rule 14a-8 of the

1934 Act. A shareholder proposal that does not meet the above requirements will be considered untimely, and any proxy solicited by us may confer discretionary authority to vote on such proposal.

ADDITIONAL INFORMATION

Code of Ethics

We have adopted a written Code of Business Conduct and Ethics (the "Code") in accordance with Item 406 of the SEC's Regulation S-K that is applicable to our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code is posted on our website at www.ittesi.com.

We also intend to promptly disclose on our website any amendments that we make to, or waivers for our Directors or executive officers that we grant from, the Code.

Transfer Agent Information

The transfer agent and registrar for ITT/ESI Common Stock is:

The Bank of New York
101 Barclay Street—Floor 11E
New York, NY 10286.
E-mail address: Shareowner-svcs@Email.bankofny.com
Internet address: http://stockbny.com

Shareholders should send certificates for transfer and address changes to:

The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Shareholder questions can be answered by contacting our transfer agent either by calling toll-free at 1-800-524-4458 (U.S.), 1-610-382-7833 (Outside the U.S.) or 1-888-269-5221 (Hearing Impaired-TDD Phone), or by mail addressed to:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

Shareholder Information

We make the following materials available free of charge through our website at www.ittesi.com:

- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- our Code.

We will provide a print copy of the following materials without charge to anyone who makes a written request to our Investor Relations Department at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, Indiana 46032-1404 or by e-mail through our website at www.ittesi.com:

- our annual report on Form 10-K for the year ended December 31, 2004, excluding certain of its exhibits;
- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation and Nominating and Corporate Governance Committees of our Board of Directors; and
- the Code.

Annual Report to Shareholders

Our 2004 Annual Report to Shareholders is attached to this Proxy Statement as Appendix C, but is not deemed to be "soliciting material" or part of the solicitation of proxies.

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF ITT EDUCATIONAL SERVICES, INC.

SCOPE OF RESPONSIBILITY

1. The Audit Committee ("Committee") of the ITT Educational Services, Inc. ("ITT/ESI") Board of Directors ("Board") will assist the Board in its oversight of:

   (a) the integrity of ITT/ESI's financial statements and other financial information provided by ITT/ESI to any governmental body or the public;

   (b) ITT/ESI's compliance with legal and regulatory requirements;

   (c) ITT/ESI's systems of internal controls regarding finance, accounting, legal compliance and ethics that ITT/ESI management ("management") and the Board establish;

   (d) ITT/ESI's auditing, accounting and financial reporting processes generally;

   (e) the qualifications, independence and performance of ITT/ESI's independent registered public accounting firm ("Accounting Firm"); and

   (f) the performance of ITT/ESI's compliance and internal audit functions.

2. The Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of ITT/ESI's financial statements.

MEMBERSHIP

1. The Committee must be composed of at least three directors.
2. The Committee members and the Committee chairperson shall be appointed by the Board, and each member shall serve on the Committee at the pleasure of the Board.
3. Each director on the Committee must be independent in accordance with both federal law and the rules of the New York Stock Exchange (the "NYSE"), and the Board will affirmatively determine that each director on the Committee has no material relationship with ITT/ESI.
4. Each member of the Committee must be financially literate, as such qualification is interpreted by the Board in its business judgment.
5. At least one member of the Committee must have accounting or related financial management expertise, as such qualification is interpreted by the Board in its business judgment.
6. No member of the Committee may simultaneously serve on more than two other public company audit committees.
7. The only compensation that Committee members may receive from ITT/ESI is for their services on ITT/ESI's Board of Directors and its standing committees.

STRUCTURE AND PROCESSES

1. General. The Committee will:

   (a) meet at least once each quarter and may invite members of management or others to attend Committee meetings and provide pertinent information;

(b) meet regularly (at least quarterly) in separate executive sessions with (i) management, (ii) representatives of the Accounting Firm and (iii) ITT/ESI's Chief Compliance Officer or other official responsible for ITT/ESI's compliance and internal audit functions ("CCO") to discuss any matters that the Committee, management, the Accounting Firm or the CCO believes should be discussed privately with the Committee;

(c) provide an open avenue of communication among the Accounting Firm, the CCO and the Committee;

(d) report regularly to the Board on significant matters within the Committee's scope of responsibility, including any issues that arise with respect to:

  (i) the quality or integrity of ITT/ESI's financial statements;

  (ii) ITT/ESI's compliance with legal and regulatory requirements; and

  (iii) the performance of the CCO;

(e) periodically review with ITT/ESI's general counsel legal, regulatory and related governmental policy matters that may have a material impact on ITT/ESI's financial statements, legal and regulatory compliance and programs;

(f) when appropriate, conduct or authorize investigations into any matters within the Committee's scope of responsibility;

(g) provide such disclosures and reports as may be required of the Committee by the U.S. Securities and Exchange Commission ("SEC") in ITT/ESI's proxy statement for its annual meeting of shareholders;

(h) annually review this Charter and update it as necessary;

(i) establish procedures for:

  (i) the receipt, retention and treatment of complaints received by ITT/ESI regarding accounting, internal accounting controls or auditing matters; and

  (ii) confidential, anonymous submissions by ITT/ESI employees of concerns regarding questionable accounting or auditing matters;

(j) conduct an annual performance evaluation of the Committee;

(k) review the results of the CCO's annual:

  (i) audit of director and ITT/ESI officer expense accounts, management perquisites and management's use of corporate assets; and

  (ii) monitoring of ITT/ESI's compliance with the ITT/ESI Code of Business Conduct and Ethics;

(l) review management policies and programs relating to ITT/ESI's compliance with legal and regulatory requirements, business ethics, business integrity, conflicts of interest and environmental matters; and

(m) perform such other functions as assigned by law, the NYSE, ITT/ESI's Certificate of Incorporation or By-Laws or the Board.

2. Oversight of ITT/ESI's Relationship with the Accounting Firm. The Committee will:

(a) be directly responsible for the appointment, compensation, retention and oversight of the work of the Accounting Firm, including the resolution of disagreements between management and the Accounting Firm regarding financial reporting;

(b) approve, in advance, all audit (including comfort letters and statutory audits) and permitted non-audit services, and related fees and terms, to be performed by the Accounting Firm for ITT/ESI;

(c) evaluate the qualifications, performance and independence of the Accounting Firm, taking into account the opinions of management and the CCO, including:

(i) a review and evaluation of the lead partner of the Accounting Firm;

(ii) reviewing the report described in (e)(iv) below;

(iii) reviewing the Accounting Firm's work throughout the year;

(iv) confirming that the lead audit partner or the audit partner responsible for reviewing the audit is rotated every five years;

(v) considering whether there should be regular rotation of the Accounting Firm;

(vi) actively engaging in a dialogue with the Accounting Firm with respect to any disclosed relationships or services that may impact the objectivity or independence of the Accounting Firm;

(vii) setting clear policies regarding ITT/ESI's hiring of employees or former employees of the Accounting Firm;

(viii) obtaining confirmation and assurance from the Accounting Firm of its independence;

(ix) taking appropriate action to ensure the independence of the Accounting Firm; and

(x) presenting the Committee's conclusion to the Board;

(d) when appropriate, discharge and replace the Accounting Firm;

(e) instruct the Accounting Firm:

(i) that the Accounting Firm reports directly to the Committee and is ultimately accountable to the Committee;

(ii) to conduct an interim financial review of ITT/ESI's financial statements prior to ITT/ESI's quarterly filing of its Form 10-Q with the SEC;

(iii) to report to the Committee:

(A) all critical accounting policies and practices to be used by ITT/ESI;

(B) all alternative disclosures and treatments of financial information within Generally Accepted Accounting Principles ("GAAP") that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the disclosures and treatment preferred by the Accounting Firm; and

(C) any material written communications between the Accounting Firm and management, such as any management letter or schedule of unadjusted differences; and

(iv) to submit annually to the Committee a formal, written report describing:

(A) the Accounting Firm's internal quality control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the Accounting Firm;

(C) any material issues raised by any inquiry or investigation of the Accounting Firm by governmental or professional authorities, within the preceding five years, with respect to any audit by the firm, and any steps taken to deal with any such issues; and

(D) all relationships between the Accounting Firm and ITT/ESI.

3. Oversight of the CCO, Audit Matters and Financial Statements and Disclosures. The Committee will:

(a) obtain confirmation and assurance from the CCO of his/her objectivity;

(b) instruct management and the Accounting Firm to provide the Committee with a timely analysis of significant current financial reporting issues and practices;

(c) review and approve or disapprove any material transactions or courses of dealing between ITT/ESI and parties related to ITT/ESI that may involve a conflict of interest;

(d) inquire about, consider and review with the Accounting Firm, the CCO and management:

(i) ITT/ESI's annual and quarterly financial statements, including the Management's Discussion and Analysis of Financial Condition and Results of Operations;

(ii) any ITT/ESI transactions or arrangements that are important for understanding ITT/ESI's financial statements;

(iii) any material financial or non-financial arrangements of ITT/ESI, or off-balance sheet structures, which do not appear on ITT/ESI's financial statements;

(iv) management's and the Accounting Firm's qualitative judgments regarding the appropriateness of the:

(A) critical accounting principles and financial disclosure practices used, or proposed to be adopted, by ITT/ESI;

(B) degree of aggressiveness or conservatism of ITT/ESI's accounting principles and underlying estimates, including the Accounting Firm's views on whether management's choices of accounting principles are conservative, moderate or aggressive from the perspective of income, asset and liability recognition, and whether those principles are common practices or are minority practices;

(C) consistency of application of ITT/ESI's accounting policies; and

(D) clarity, consistency and completeness of the accounting information contained in ITT/ESI's financial statements and related disclosures;

(v) any proposed changes in ITT/ESI's selection or application of accounting principles;

(vi) any analyses prepared by management, the Accounting Firm or the CCO regarding significant financial reporting issues and judgments made in connection with the preparation of ITT/ESI's financial statements, including the effects of alternative GAAP methods on the financial statements;

(vii) the effect of regulatory and accounting initiatives on ITT/ESI's financial statements;

(viii) earnings press releases, including the use of pro forma or adjusted non-GAAP information;

(ix) financial information and earnings guidance provided to security analysts and rating agencies;

(x) ITT/ESI's risk assessment and risk management, including:

(A) the guidelines and policies governing the process by which management assesses and manages ITT/ESI's exposure to risk; and

(B) ITT/ESI's major financial risk exposures and the steps taken by management to monitor and control those exposures;

(xi) any significant adjustments, management judgments, accounting estimates, new or changed accounting policies, uncertainties, timing of transactions or timing of the recording of transactions;

(xii) the Accounting Firm's:

(A) views of the appropriateness of the accounting principles and disclosure practices adopted and/or changed by management from time to time; and

(B) rationale for accepting or questioning any significant estimates by management; and

(xiii) any items that have a significant impact on the representational faithfulness, verifiability, neutrality and consistency of the accounting information included in ITT/ESI's financial statements;

(e) recommend to the Board whether ITT/ESI's audited financial statements should be included in ITT/ESI's Annual Report on Form 10-K filed with the SEC;

(f) inquire about, consider and review with the Accounting Firm, the CCO and management:

(i) the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources;

(ii) the adequacy of ITT/ESI's internal accounting and financial controls, including;

(A) any significant deficiencies in the design or operation of the internal controls;

(B) any material weaknesses in the internal controls;

(C) any special steps adopted in light of any material control deficiencies;

(D) any fraud (whether or not material) that involves management or ITT/ESI employees who have a significant role in the internal controls; and

(E) the responsibilities, budget and departmental staffing of the CCO;

(iii) the audit scope, plan and timing of the Accounting Firm and the CCO, and any changes thereto;

(iv) any other matters related to the conduct of the audit or reviews which are to be communicated by the Accounting Firm to the Committee under Generally Accepted Auditing Standards;

(v) any audit problems, difficulties or disputes encountered by the Accounting Firm or the CCO in the course of their audit work, and management's response thereto, including:

(A) any restrictions on the scope of the Accounting Firm's or the CCO's activities;

(B) any restrictions on the Accounting Firm's or the CCO's access to requested information;

(C) any significant disagreements between the Accounting Firm or the CCO and management;

(D) any accounting adjustments that were noted or proposed by the Accounting Firm but were not made by management;

(E) any communications between the Accounting Firm's audit team and its national office regarding audit or accounting issues presented by the ITT/ESI engagement;

(F) any "management" or "internal control" letter issued, or proposed to be issued, by the Accounting Firm to ITT/ESI; and

(iv) any significant audit findings and recommendations of the Accounting Firm and the CCO, together with management's responses thereto.

4. Independent Advisors. The Committee is empowered to:

(a) engage independent legal, accounting and other advisors for advice and assistance, as it determines necessary to carry out its responsibilities; and

(b) compensate, with ITT/ESI funds, the Accounting Firm and any independent legal, accounting and/or other advisors engaged by the Committee in the amounts that the Committee deems appropriate.

ITT Educational Services, Inc.'s Categorical Standards of Director Independence

As permitted by the rules of the New York Stock Exchange ("NYSE"), ITT Educational Services, Inc.'s ("ITT/ESI") Board of Directors has adopted categorical standards to assist it in making determinations of the independence of the directors on the Board. These standards incorporate, and are consistent with, the definition of "independent" contained in Section 303A.02 and .06 of the NYSE Listed Company Manual and Rule 10A-3 of the Securities Exchange Act of 1934. The standards are as follows:

- The following individuals shall not be deemed an "independent" Director of ITT/ESI:
  - An individual who is, or has been within the last three years, an employee of ITT/ESI.
  - An individual whose immediate family member is, or has been within the last three years, an executive officer of ITT/ESI.
  - An individual who has received, or whose immediate family member has received, during any 12-month period within the last three years, more than $100,000 in direct compensation from ITT/ESI, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
  - An individual who: (a) is a current employee or partner of a firm that is ITT/ESI's internal or external auditor ("Auditor"); or (b) was an employee or partner of the Auditor within the last three years and personally worked on ITT/ESI's audit within that time.
  - An individual whose immediate family member:
    - is a current partner of the Auditor;
    - is a current employee of the Auditor and participates in the Auditor's audit, assurance or tax compliance (but not tax planning) practice; or
    - was an employee or partner of the Auditor within the last three years and personally worked on ITT/ESI's audit within that time.
  - An individual who is or has been, or whose immediate family member is or has been, employed within the last three years as an executive officer of another company where any of ITT/ESI's present executive officers at the same time serve or served on that company's compensation committee.
  - An individual who is a current employee, or whose immediate family member is a current executive officer, of a company that has made payments to or received payments from ITT/ESI for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.
  - An individual who, or whose immediate family member, had, during the last five years, a direct or indirect material interest (as defined in Instruction 8 to Item 404(a) of Regulation S-K adopted by the U.S. Securities and Exchange Commission) in any transaction or series of similar transactions to which ITT/ESI was a party and in which the amount involved exceeded $60,000.
  - An individual who is, or during the last five years has been, a 10% stockholder of any business or professional entity that has made during the past five years, or proposes to make during the next year, payments to ITT/ESI for property or services in excess of 2% of (a) ITT/ESI's

consolidated gross revenues for its last full fiscal year, or (b) the other entity's consolidated gross revenues for its last full fiscal year.

  - An individual who is, or during the last five years has been, a 10% stockholder of any business or professional entity to which ITT/ESI has made during the last five years, or proposes to make during the next year, payments for property or services in excess of 2% of (a) ITT/ESI's consolidated gross revenues for its last full fiscal year, or (b) the other entity's consolidated gross revenues for its last full fiscal year.
  - An individual who is, or during the last five years has been, an executive officer or a 10% stockholder of any business or professional entity to which ITT/ESI was indebted at the end of any of the past five fiscal years in an aggregate amount in excess of 2% of ITT/ESI's total consolidated assets at the end of any of the past five fiscal years.
  - An individual who is, or during the last five years has been, a member of, or of counsel to, a law firm that ITT/ESI has retained during the last fiscal year or proposes to retain during the current fiscal year; and that the dollar amount of fees paid to such law firm exceeds 2% of the law firm's gross revenues for that firm's last full fiscal year.
  - An individual who is, or during the last five years has been, a partner or executive officer of any investment banking firm that has performed services for ITT/ESI, other than as a participating underwriter in a syndicate, during the last fiscal year, or that ITT/ESI proposes to have perform services during the current year; and that the dollar amount of compensation received by such investment banking firm exceeds 2% of such investment banking firm's consolidated gross revenues for that firm's last full fiscal year.
  - An individual who is an executive officer of a tax-exempt organization to which ITT/ESI has made charitable contributions that exceed the greater of $1 million or 2% of the tax-exempt organization's gross revenues in the current or any of the past three years.

- A Director will not be deemed "independent" for the purposes of serving on ITT/ESI's Audit Committee, if such Director directly or indirectly receives from ITT/ESI or any affiliate of ITT/ESI any consulting, advisory or other compensatory fee, other than payments of director's fees and related expenses and the payment of any dividends or other distributions on ITT/ESI's securities which are owed to the Director. "Indirect" compensation includes payments to: (a) the Director's spouse, minor children or stepchildren, or children or stepchildren sharing a home with the Director; and (b) any entity in which the Director is a partner, member or principal or occupies a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to ITT/ESI. An "affiliate" is any person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, ITT/ESI. A person who is not an executive officer, Director or 10% shareholder of ITT/ESI does not control ITT/ESI. A director, executive officer, partner, member, principal or designee of an affiliate of ITT/ESI is also an affiliate of ITT/ESI.
- A Director will not be deemed "independent" for the purposes of serving on ITT/ESI's Audit Committee, if such Director is an affiliated person of ITT/ESI or an ITT/ESI subsidiary apart from his or her capacity as (a) a Director of ITT/ESI and/or ITT/ESI subsidiary, and/or (b) a member of any committee of the Board of Directors of ITT/ESI and/or an ITT/ESI subsidiary.
- An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.
- References to ITT/ESI include any parent or subsidiary in a consolidated group with ITT/ESI.

ITT EDUCATIONAL SERVICES, INC.'S
2004 ANNUAL REPORT TO SHAREHOLDERS

Table of Contents	Page

2004 FINANCIAL STATEMENTS AND OTHER INFORMATION

Message to our Shareholders: This 2004 Annual Report to Shareholders appendix to our Proxy Statement contains our audited consolidated financial statements and all of the information that the regulations of the Securities and Exchange Commission (the "SEC") require to be presented in an Annual Report to Shareholders. For legal purposes, this is ITT Educational Services, Inc.'s 2004 Annual Report to Shareholders. This appendix does not contain all of the information included in our 2004 Annual Report on Form 10-K. **Our 2004 Annual Report on Form 10-K as filed with the SEC (excluding exhibits, unless such exhibits have been specifically incorporated by reference therein), however, will be provided to any shareholder, without charge, upon written request to our Investor Relations Department at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, IN 46032-1404.**

BUSINESS

Forward-Looking Statements: All statements, trend analyses and other information contained in this report that are not historical facts are forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are made based on our management's current expectations and beliefs concerning future developments and their potential effects on us. You can identify these statements by the use of words such as "could," "should," "would," "may," "will," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue," and "contemplate," as well as similar words and expressions. Forward-looking statements involve risks and uncertainties and do not guarantee future performance. We cannot assure you that future developments affecting us will be those anticipated by our management. Among the factors that could cause actual results to differ materially are the following:

- *business conditions and growth in the postsecondary education industry and in the general economy;*
- *changes in federal and state governmental regulations with respect to education and accreditation standards, or the interpretation or enforcement thereof, including, but not limited to, the level of government funding for, and our eligibility to participate in, student financial aid programs utilized by our students;*
- *effects of any change in our ownership resulting in a change in control, including, but not limited to, the consequences of such changes on the accreditation and federal and state regulation of our institutes;*
- *our ability to implement our growth strategies;*
- *receptivity of students and employers to our existing program offerings and new curricula;*
- *loss of lender access to our students for student loans;*
- *the effects of the U.S. Department of Justice ("DOJ") investigation of us, which could result in monetary fines or penalties or other sanctions imposed on us (including our loss of eligibility to participate in student financial aid programs) that could materially adversely affect our financial condition and results of operations;*
- *the results of the U.S. Securities and Exchange Commission ("SEC") inquiry into the allegations being investigated by the DOJ, which could result in the restatement of our financial statements, monetary fines or penalties or other sanctions that could materially adversely affect our financial condition and results of operations; and*
- *the results of the securities class action, shareholder derivative and books and records inspection lawsuits filed against us, which, if adversely determined, could have a material adverse effect on our financial condition and results of operations.*

Readers are also directed to other risks and uncertainties discussed in other documents we file with the SEC. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

You should keep in mind the following points as you read this report:

- *References in this document to "we," "us," "our" and "ITT/ESI" refer to ITT Educational Services, Inc. and its subsidiaries.*
- *The terms "ITT Technical Institute" or "institute" (in singular or plural form) refer to an individual school owned and operated by ITT/ESI, including its learning sites, if any. The terms "institution" or "campus group" (in singular or plural form) mean a main campus and its additional locations, branch campuses and/or learning sites, if any.*

Background

We are a Delaware corporation incorporated in 1946. Our principal executive offices are located at 13000 North Meridian Street, Carmel, Indiana 46032-1404, and our telephone number is (317) 706-9200. From 1966 until our initial public offering on December 27, 1994, we were wholly owned by ITT Corporation, formerly a Delaware corporation and now known as ITT Industries, Inc., an Indiana corporation ("Old ITT"). On September 29, 1995, ITT Corporation, a Nevada corporation ("ITT"), succeeded to the interests of Old ITT in the beneficial ownership of 83.3% of our common stock. Public offerings of our common stock by ITT in June 1998 and February 1999 and our repurchase of 1,500,000 shares of our common stock from ITT in February 1999 completely eliminated ITT's beneficial ownership of any of our common stock.

Overview

We are a leading provider of technology-oriented postsecondary degree programs in the United States based on revenue and student enrollment. As of December 31, 2004, we were offering associate, bachelor and master degree programs and non-degree diploma programs to more than 40,000 students. We currently have 77 institutes located in 30 states. Each of our institutes is (a) authorized by the applicable education authorities of the states in which they operate and recruit and (b) accredited by an accrediting commission recognized by the U.S. Department of Education ("ED"). We design our education programs, after consultation with employers, to help graduates prepare for careers in various fields involving their areas of study. As of December 31, 2004, more than 99% of our program offerings were degree programs, and we were seeking authorization to award a degree in the remaining programs. We have provided career-oriented education programs since 1969 under the "ITT Technical Institute" name, and our institutes have graduated over 185,000 students since 1976.

In 2004, we opened new institutes and began using learning sites. A learning site is an institute location where educational activities are conducted and student services are provided away from the institute's campus. We plan to open three or four new institutes and add up to four new learning sites to existing institutes in the remainder of 2005. In 2004, we developed several new residence and online bachelor and associate degree programs. At the end of 2004, all of our residence associate degree and bachelor degree programs were being taught on a three-day-per-week class schedule or under our hybrid education delivery model, pursuant to which certain program courses are taught in residence on campus and others are taught online over the Internet (the "Hybrid Delivery Model"). In 2004, we expanded the use of the Hybrid Delivery Model to most of our institutes. In 2004, we also expanded our alliance with an international educator in China, pursuant to which more of our curricula are offered to students in China either by us through online programs offered over the Internet or by the international educator through residence programs under a license to use our curricula. We intend to continue expanding by opening new institutes, adding learning sites to existing institutes, offering a broader range of both residence and online programs at our existing institutes and pursuing new and expanded alliances with both domestic and international educators. We also intend to further expand our Hybrid Delivery Model by teaching more of the courses in each of our programs online over the Internet and fewer courses in residence on campus.

Business Strategy

Our strategy is to pursue multiple opportunities for growth. We are implementing a growth strategy designed to increase revenue and operating efficiencies by increasing the number and types of program offerings and student enrollment at existing institutes, opening new institutes across the United States, adding learning sites to existing institutes, licensing the use of our curricula to third parties and offering our curricula in international markets. The principal elements of this strategy include the following:

Enhance Results at the Institute Level.

Increase Enrollments at Existing Institutes. We intend to increase recruiting efforts aimed at enrolling more working adults at our existing institutes. In addition, we believe that current demographic and employment trends will allow us to enroll a greater number of recent high school graduates.

Broaden Availability of Current Program Offerings. We intend to continue expanding the number of program offerings at our existing institutes. Our objective is to offer multiple programs at each institute. Our 77 institutes provide significant potential for the introduction of existing programs to a broader number of institutes. We believe that introducing new programs at existing institutes will attract more students. In 2004, we added a total of 164 program offerings among 41 existing institutes, and in 2005 we intend to add a total of approximately 76 program offerings among 29 existing institutes.

Develop or Acquire Additional Programs. We plan to introduce both residence and online programs in additional fields of study and at different levels. In 2004, we developed:

- two new residence bachelor degree programs;
- two new online bachelor degree programs;
- three new residence associate degree programs; and
- three new online associate degree programs.

In 2005, we intend to increase the number of our institutions that offer the master, bachelor and associate degree programs developed in 2004. We also intend to develop additional degree programs of study in 2005 and begin offering those programs at one or more of our institutes. The new degree programs are expected to involve disciplines in drafting and design, business or criminal justice, and be at the associate, bachelor and master degree levels. We intend to develop both a residence and online version of many of the new programs planned for 2005, and we expect that most, if not all, of the residence versions of these programs will be taught under our Hybrid Delivery Model. We believe that introducing new programs and making our programs more convenient for students can attract a broader base of students, motivate current students to extend their studies and help us improve the utilization of our facilities.

Extend Total Program Duration. In 2004, we increased the number of our institutes that offer bachelor degree programs from 51 to 52. In 2005, we intend to increase the number of our institutes that offer bachelor degree programs to 54. The average combined total program time that graduates of one or more of our programs were enrolled has increased over time as a result of:

- a portion of the graduates of our associate degree programs enrolling in bachelor degree programs at our institutes;
- a decrease in the average number of credit hours taken each academic quarter by full-time students in our residence degree programs of study as a consequence of our conversion to a three-day-per-week class schedule (from a five-day-per-week class schedule) in those programs;
- the elimination of shorter, non-degree programs; and
- the increased duration of some of our associate degree programs from 18 months to 24 months.

We expect that the average combined total program time of our students will increase further as we increase the number of our institutes offering bachelor degree programs, we add additional bachelor degree programs at our institutes and we expand our online curricula offerings to include additional master degree programs.

Improve Student Outcomes. We strive to improve the graduation and graduate employment rates of our undergraduate students by providing academic and career services and dedicating administrative resources to those services.

Geographically Expand Our Institutes and Program Offerings. We plan to add new institutes and new learning sites to existing institutes at locations throughout the United States. Using our proprietary methodology, we determine locations for new institutes and learning sites of existing institutes based on a number of factors, including demographics and population and employment growth. We opened four new institutes in 2002 and three new institutes in 2003. In 2004, we opened two new institutes and added one learning site to our existing institutes. We plan to open three or four new institutes and add up to four new learning sites to existing institutes in the remainder of 2005. We will also continue to consider acquiring schools. We currently offer at least one of our online bachelor degree programs in 47 states. We intend to expand the number of our online programs offered in each state in 2005. We also expanded our alliance with an international educator in China in 2004, pursuant to which more of our curricula are offered to students in China either by us through online programs offered over the Internet or by the international educator through residence programs under a license to use our curricula.

Increase Margins By Leveraging Fixed Costs at Institute and Headquarters Levels. Our efforts to optimize school capacity and class size have allowed us to increase student enrollment without incurring a proportionate increase in fixed costs at our institutes. We believe that our online programs and Hybrid Delivery Model will help us to improve the utilization of our facilities by eliminating student usage of our facilities with respect to our online program offerings and reducing student usage of our facilities with respect to our Hybrid Delivery Model. In addition, we have realized substantial operating efficiencies by centralizing management functions and implementing operational uniformity among our institutes. We will continue to seek to improve margins by increasing enrollments and revenue without incurring a proportionate increase in fixed costs, and by reducing our variable costs.

Programs of Study

As of December 31, 2004, we were offering:

- 17 degree programs and several diploma programs in various fields of study;
- programs involving information technology ("IT"), electronics technology and drafting and design at all of our institutes, except one;
- a program involving business at 50 of our institutes; and
- a program involving criminal justice at 40 of our institutes.

The table below sets forth information regarding the programs of study we were offering as of December 31, 2004.

	Number of Institutes Offering the Programs at December 31, 2004			
	Master Degree	Bachelor Degree	Associate Degree	Diploma(1)
School of Business				
Business Administration(2)	1(3)	40	2	—
Business Accounting Technology(2)	—	40	2	—
Technical Project Management(2)	—	50	—	—
School of Criminal Justice				
Criminal Justice(2)	—	38	2	—
School of Drafting and Design				
Computer Drafting and Design	—	—	70	2
Digital Entertainment and Game Design	—	45	—	—
Industrial Design	—	3	—	—
Multimedia(4)	—	—	76	—
School of Electronics Technology				
Computer and Electronics Engineering Technology	—	—	76	—
Electronics and Communications Engineering Technology	—	49	—	—
Industrial Automation Engineering Technology	—	6	—	—
School of Information Technology				
Computer Network Systems(4)	—	—	77	—
Data Communication Systems Technology	—	48	—	—
Information Systems Security(2)	—	50	—	—
Software Applications and Programming(4)	—	—	74	2
Software Engineering Technology	—	45	—	—
Web Development(4)	—	—	74	2

(1) We have submitted, or are in the process of submitting, the requisite applications to the applicable state education authorities for approval to offer the diploma programs identified in this column as associate degree programs at each of the affected ITT Technical Institutes.

(2) Residence and online programs. Our institute in Indianapolis is the only institute that presently offers online programs.

(3) Online program.

(4) Depending on the location of the ITT Technical Institute, this program of study may have been approved by the applicable state education authority(ies) either as a separate program or as one of as many as four disciplines within one program of study. For purposes of this table, this program is considered to be a separate program of study at every ITT Technical Institute where it was taught.

As of December 31, 2004, approximately 37% of our students were enrolled in IT programs, approximately 29% were enrolled in electronics technology programs, approximately 28% were enrolled in drafting and design programs, approximately 3% were enrolled in business programs and approximately 3% were enrolled in criminal justice programs. We design our programs to help graduates prepare for careers in various fields involving their education by offering students a broad-based foundation in a variety of skills used in those fields. Graduates of our IT programs have obtained a variety of entry-level positions in various fields involving IT, such as network administration, technical support, network technology and systems technology. Graduates of our electronics technology programs have obtained a variety of entry-level positions in various fields involving electronics, such as electronics product design and fabrication, communications, computer technology, industrial electronics, instrumentation, telecommunications and consumer electronics. Graduates of our drafting and design programs have obtained a variety of entry-level positions in various fields involving drafting and design, such as computer-aided drafting, electrical and electronics drafting, mechanical drafting, architectural and construction drafting, civil drafting, interior design, landscape architecture and multimedia communications. Graduates of our business programs are expected to obtain a variety of entry-level positions in various types of businesses involving the subject matter of their programs of study. Graduates of our criminal justice programs are expected to obtain a variety of entry-level positions involving criminal justice in both the private and public sectors.

We generally organize the academic schedule for programs of study offered at our institutes on the basis of four 12-week academic quarters in a calendar year, with new students beginning at the start of each academic quarter. Students can complete our associate degree programs in eight academic quarters, bachelor degree programs in at least 12 academic quarters and master degree program in seven academic quarters. We typically offer classes in most residence programs in four to five hour sessions three days a week (or two days a week under the Hybrid Delivery Model with one course taught online over the Internet most academic quarters), Monday through Saturday. Depending on student enrollment, class sessions are generally available in the morning, afternoon and evening. Each of our courses that is taught online over the Internet is delivered through an asynchronous learning network and has a prescribed schedule for completion of the coursework. The class schedule for our residence courses and the coursework completion schedule for our online courses generally provide students with the flexibility to pursue employment opportunities concurrently with their studies. Based on student surveys, we believe that a substantial majority of our students work at least part-time during their programs of study.

Most of our programs of study blend traditional academic content with applied learning concepts and have the objective of helping graduates begin to prepare for a changing economic and technological environment. A significant portion of most programs offered at our institutes involves practical study in a lab environment.

The content of most courses in each program of study is substantially standardized among our institutes to provide greater uniformity and to better enable students to transfer, if necessary, to other institutes offering the same programs with less disruption to their education. We regularly review each curriculum to respond to changes in technology and industry needs. Each of our institutes has established an advisory committee for each field of study, which is comprised of representatives of local employers. These advisory committees assist our institutes in assessing and updating curricula, equipment and laboratory design. In addition to courses directly related to a student's program of study, our programs also include general education courses, such as economics, mathematics, communications and sociology.

Tuition for a student entering an undergraduate residence program in December 2004 for 36 quarter credit hours (the minimum course load of a full-time student for an academic year at traditional two- and four-year colleges) is $13,248 for all of our undergraduate residence programs, except as adjusted in some states to reflect applicable taxes and fees. We typically adjust the tuition for our programs of study at least annually. The majority of students attending residence programs at our institutes lived in that institute's metropolitan area prior to enrollment. We do not provide any student housing.

Student Recruitment

We strive to attract students with the motivation and ability to complete the career-oriented educational programs offered by our institutes. To generate interest among potential students, we engage in a broad range of activities to inform potential students and their parents about our institutes and the programs they offer. These activities include television, Internet and other media advertising, direct mailings and high school visits.

We centrally coordinate and develop our advertising. We direct our television advertising at both the national market and the local markets in which our institutes are located. Our television commercials generally include a toll free telephone number and a website address for direct responses and information about the location of our institutes in the area. We place our Internet advertising on websites visited by different groups of potential postsecondary students. We centrally receive, track and forward responses to our television and Internet advertising to the appropriate institute representatives to contact prospective students and schedule interviews. We target our direct mail campaigns at different groups of potential postsecondary students, including, among others, high school students and working adults. We centrally receive, track and forward responses to direct mail campaigns to the appropriate institute representatives to contact prospective students and schedule interviews.

We employ a director of recruitment at each of our institutes, who reports to the director of that institute. We centrally establish recruiting policies and procedures, as well as standards for hiring and training sales representatives. We implement these policies, procedures and standards at the local level. We employ approximately 900 sales representatives to assist in local recruiting efforts. These representatives perform most of their services in student recruitment offices located at the campus and any learning site of each of our institutes. Our sales representatives, along with other employees, also make presentations to students at high schools. These presentations promote our institutes and obtain information about high school juniors and seniors who may be interested in attending our institutes.

Local sales representatives of an institute pursue expressions of interest from potential students for our residence programs of study by contacting prospective students and arranging for interviews at the campus or any learning site of that institute. We have designed these interviews to establish a prospective student's qualifications, academic background, interests, motivation and goals for the future. Occasionally, we also pursue expressions of interest from students for our residence programs of study by contacting them and arranging for their attendance at an informational seminar providing information about the institute and its programs. We pursue expressions of interest from potential students for our online programs of study by providing program and resource information on our website and through telephone calls, electronic mail and the mail.

Student recruitment activities are subject to substantial regulation at both the state and federal level. Most states have bonding and licensing requirements that apply to many of our representatives and other employees involved in student recruitment. Our Vice President, Recruitment and the directors of field recruitment and training oversee the implementation of recruitment policies and procedures. In addition, our compliance department generally reviews student recruiting practices relating to student presentations and the execution and completion of enrollment agreements at each of our institutes on an annual basis.

Student Admission and Retention

We strive to admit incoming students who have the ability to complete their chosen programs of study. We require all applicants for admission to any of our institutes' programs of study to have a high school diploma or a recognized equivalent and, depending on the program of study and the institute, applicants may also be required to pass an admission examination or possess a designated number of credit hours or degree with a specified overall cumulative grade point average from an accredited postsecondary educational institution. Our student demographics as of December 31, 2004, were as follows:

Student Demographics	Approximate Percent of Student Census
Age	
19 or less	20%
20 through 24	39%
25 through 30	23%
31 or over	18%
Gender	
Male	81%
Female	19%
Race	
Caucasian	55%
Minority(1)	45%

(1) Based on applicable federal classifications.

The faculty and staff at each of our institutes strive to help students overcome obstacles to the completion of their programs of study. As is the case in other postsecondary institutions, however, students often fail to complete their programs for a variety of personal, financial or academic reasons. Student withdrawals prior to program completion not only affect the students, they also have a negative regulatory, financial and marketing effect on the institute. To minimize student withdrawals, each of our institutes devotes staff resources to assist and advise students regarding academic and financial matters. We encourage academic advising and tutoring in the case of students experiencing academic difficulties. We also offer assistance and advice to students in our residence programs who are looking for part-time employment and housing. In addition, we consider factors relating to student retention in the performance evaluation of all of our instructors and most of the managers of our institutes.

In December 2002, we discontinued admitting new students at two of our ITT Technical Institutes: one in Hayward, California and the other in Santa Clara, California. All formal operations at each of those two institutes finally ceased at the end of 2004, but we are continuing to provide career services to the graduates of the programs of study at those institutes. The cessation of operations at those two institutes did not have a material adverse effect on our financial condition, results of operations or cash flows.

Graduate Employment

We believe that the success of our graduates who begin their careers in fields involving their programs of study is critical to the ability of our institutes to continue to recruit students. We try to obtain data on the number of students employed following graduation. The reliability of such data depends largely on information that students and employers report to us. Based on this information, we believe that approximately 69% of the Employable Graduates (as defined below) from our institutes' programs during 2003 obtained employment or were already employed by April 30, 2004 in positions that required the direct or indirect use of skills taught in their programs of study. Employable Graduates include all of the graduates from our institutes, except for those graduates who:

- have been admitted into other programs of study at postsecondary educational institutions that are scheduled to begin within one academic year following their graduation;
- possessed visas that did not permit them to work in the United States following their graduation;
- were personally suffering from a health condition that prevented them from working;
- were actively engaged in U.S. military service; or
- moved out of the Continental United States with a spouse or parent who was actively engaged in U.S. military service.

The definition of Employable Graduates is based on the information that our institutes are required to report to their accrediting commission, and this information is used, in part, by their accrediting commission to evaluate the student outcomes of our institutes.

Each of our institutes employs personnel to offer its students and graduates career services. These persons assist in job searches and solicit employment opportunities from employers. In addition, certain courses in our undergraduate programs of study include instruction on job search techniques, the use of relevant reference materials, the composition of resumes and letters of introduction and the appropriate preparation, appearance and conduct for interviews.

Based on information from graduates and employers who responded to our inquiries, we estimate that the reported annualized salaries initially following graduation averaged approximately $26,940 for the Employable Graduates of our institutes' programs who graduated in 2003 and obtained employment or were already employed by April 30, 2004 in fields involving skills taught in their programs of study. The calculation of this amount excludes any reported annualized initial salaries above $60,000. The average annual salary initially following graduation for our Employable Graduates may vary significantly among our institutes depending on local employment conditions and each Employable Graduate's background and prior work experience. Initial employers of Employable Graduates from our institutes' programs include small, medium and large companies.

Faculty

We hire faculty members in accordance with criteria established by us, the accrediting commission that accredits our institutes and the state education authorities that regulate our institutes. We hire faculty with related work experience and/or academic credentials to teach most technical subjects. Faculty members at each institute typically include the chairperson for each school of study and various categories of instructors. Our institutes currently employ a total of approximately 1,200 full-time and 1,600 part-time or adjunct faculty members.

Administration and Employees

Each of our institutes is administered by a director who has overall responsibility for the management of the institute. The administrative staff of each institute also includes a director of recruitment, a director of career services, a director of finance, a dean and a registrar. We employ approximately 175 people at our corporate headquarters in Carmel, Indiana. We currently have approximately 3,800 full-time and 2,400 part-time employees at our institutes and corporate headquarters. In addition, we currently employ approximately 175 students as laboratory assistants and in other part-time positions. None of our employees are represented by labor unions.

Our headquarters provides centralized services to all of our institutes in the following areas:

- accounting
- marketing
- public relations
- curricula development
- management information systems
- purchasing
- legal
- regulatory
- legislative affairs
- real estate
- human resources
- compliance/internal audit

In addition, national managers of each of the following major institute functions reside at our headquarters and develop policies and procedures to guide these functions at our institutes:

- recruiting
- finance
- academic affairs
- career services
- library

Managers located at our headquarters monitor the operating results of each of our institutes and periodically conduct on-site reviews.

Competition

The postsecondary education market in the United States is highly fragmented and competitive with no private or public institution enjoying a significant market share. Our institutes compete for students with graduate, bachelor and associate degree-granting institutions, which include nonprofit public and private colleges and for-profit institutions, as well as with alternatives to higher education such as military service or immediate employment. We believe competition among educational institutions is based on:

- the quality and reliability of the institution's programs and student services;
- the perceived reputation of the institution and its programs and student services;
- the cost of the institution's programs;
- the employability of the institution's graduates;
- the ability to provide easy and convenient access to the institution's programs and courses;
- the quality and experience of the institution's faculty; and
- the time required to complete the institution's programs.

Certain public and private colleges may offer programs similar to those offered by our institutes at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit institutions. Other for-profit institutions offer programs that compete with those of our institutes. Certain of our competitors in both the public and private sectors have greater financial and other resources than we do.

Federal and Other Financial Aid Programs

In 2004, we indirectly derived approximately 69% of our revenue determined on an accrual accounting basis (or 66% determined on a cash accounting basis as defined by the ED's regulations) from the federal student financial aid programs under Title IV (the "Title IV Programs") of the Higher Education Act of 1965, as amended (the "HEA"). Our institutes' students also rely on unaffiliated private loan programs, family contributions, personal savings, employment, state financial aid programs, scholarships and other resources to pay their educational expenses. Students at our institutes receive grants, loans and other aid to fund the cost of their education under the following Title IV Programs:

- the Federal Family Education Loan (the "FFEL") program, which accounted in aggregate for approximately 56% of our revenue in 2004;
- the Federal Pell Grant (the "Pell") program, which accounted in aggregate for approximately 13% of our revenue in 2004;
- the William D. Ford Federal Direct Loan (the "FDL") program, which accounted in aggregate for a negligible portion of our revenue in 2004;
- the Federal Work-Study (the "Work-Study") program, which makes federal funds available to provide part-time employment to students and under which our institutes employed approximately 350 students and paid $1,885,315 in student wages in 2004; and
- the Federal Supplemental Educational Opportunity Grant (the "SEOG") program, which accounted in aggregate for a negligible portion of our revenue in 2004.

The Work-Study and SEOG programs each require our institutions to make a 25% matching contribution for all of the federal funds the institution receives from the ED under those programs. In 2004, our 25% matching contribution amounted to $637,078 for the Work-Study program and $86,898 for the SEOG program.

In 2004, we indirectly derived approximately 3% of our revenue from state student financial aid programs. In 2004, we also indirectly derived approximately 25% of our revenue from unaffiliated, private loan programs that were made available to eligible students at various ITT Technical Institutes to help fund a portion of the students' cost of education. We have no financial responsibility with respect to any loans made to students or their parents under those programs, except for $976,000 of loans made in the mid-1990's for which we have guaranteed repayment to the lender if the borrowers fail to pay. We have reserved $944,000 for our guarantee obligation with respect to those loans and, as a result, we do not believe that such guarantee will result in a material adverse effect on our financial condition, results of operations or cash flows.

Highly-Regulated Industry

We are subject to extensive regulation by the ED, the state education authorities (the "SEAs") and the Accrediting Council for Independent Colleges and Schools (the "ACICS") that accredits our institutes. The statutes, regulations and standards applied by the ED, the SEAs and the ACICS are periodically revised and the interpretations of existing requirements are periodically modified. We cannot predict with certainty how all of the statutes, regulations and standards applied by the ED, the SEAs and the ACICS will be interpreted.

At the federal level, the HEA and the regulations promulgated thereunder by the ED set forth numerous and complex standards that institutions must satisfy in order to participate in Title IV Programs.

To participate in Title IV Programs, an institution must receive and maintain authorization by the appropriate SEAs, be accredited by an accrediting commission recognized by the ED and be certified as an eligible institution by the ED. The purpose of those standards is to limit institutional dependence on Title IV Program funds, prevent institutions with unacceptable student loan default rates from participating in Title IV Programs and, in general, require institutions to satisfy certain criteria related to educational value, administrative capability and financial responsibility. All of our ITT Technical Institutes currently participate in Title IV Programs. In 2004, we indirectly derived approximately 69% of our revenue determined on an accrual accounting basis (or 66% determined on a cash accounting basis as defined by the ED's regulations) from Title IV Programs. Most of the ED's requirements are applied on an institutional basis, with an institution defined by the ED as a main campus and its additional locations, if any. Under the ED's regulations, an additional location is any location away from the main campus that offers at least 50% of an entire educational program and obtains the necessary authorization of the applicable SEAs and accrediting commission. Twenty-nine of our 77 institutes are main campuses and the remaining 48 of our institutes are additional locations. Each of the learning sites of our institutes is also an additional location under the ED's regulations. The HEA standards require an institution to obtain and periodically renew its certification by the ED as an "eligible institution" that has been authorized by the relevant SEAs and accredited by an accrediting commission recognized by the ED.

At the state level, we currently operate one or more institutes in 30 states and our institutes recruit students in the remaining 20 states and the District of Columbia. Each of our institutes must be authorized by the applicable SEAs to operate and grant degrees or diplomas to their students. The state laws and regulations that we must comply with in order to obtain authorization from the SEAs are numerous and complex. Currently, each of our institutes has received authorization from one or more SEAs. In addition, some states require an institute to be in operation for a period of up to two years before such institute can be authorized to grant degrees. Institutes that confer bachelor or master degrees must, in most cases, meet additional regulatory standards. Raising the curricula of our existing institutes to the bachelor and/or master degree level requires the approval of the SEAs and the ACICS. State education laws and regulations affect our operations and may limit our ability to introduce degree programs or to obtain authorization to operate in some states. If any one of our institutes lost its state authorization, the institute would be unable to offer postsecondary education and we would be forced to close the institute. Closing one of our institutes for any reason could have a material adverse effect on our financial condition, results of operations and cash flows.

State authorization and accreditation by an accrediting commission recognized by the ED are required for an institution to become and remain eligible to participate in Title IV Programs. In addition, some states require institutions operating in the state to be accredited as a condition of state authorization. All of our institutes are accredited by the ACICS, which is an accrediting commission recognized by the ED. The HEA specifies a series of criteria that each recognized accrediting commission must use in reviewing institutions. For example, accrediting commissions must assess the length of each academic program offered by an institution in relation to the objectives of the degrees or diplomas offered. Further, accrediting commissions must evaluate each institution's success with respect to student achievement, as measured by rates of program completion, passing of state licensing examinations and job placement. During 2004, the ACICS evaluated 44 of our institutes for initial grants of accreditation or the renewal of their current grants of accreditation. As of the end of 2004, the ACICS had granted initial accreditation to two institutes, had reaccredited 29 institutes, and had deferred the decision on whether to reaccredit 13 institutes. Under ACICS standards, deferring the decision on whether to reaccredit a school extends the school's current grant of accreditation for a period of time to allow the school to address any items on which the ACICS seeks additional information from, or action by, the school. None of our institutes is on probation with the ACICS, but 14 institutes are subject to graduate placement reporting by the ACICS. Under the ACICS standards, an institute that is subject to a financial or outcomes review (including graduate placement reporting) must periodically report its results in such areas to the ACICS and obtain permission from the ACICS prior to applying to add a new program of study or establish a branch campus or learning site. We do not believe that these limitations will have a material adverse effect on our expansion plans. The loss of accreditation by one of our existing institutes or the failure of a new institute to obtain full accreditation:

- would make only the affected institute ineligible to participate in Title IV Programs, if the affected institute was an additional location;
- would make the entire campus group ineligible to participate in Title IV Programs, if the affected institute was a main campus; and
- could have a material adverse effect on our financial condition, results of operations and cash flows.

The statutes, regulations and standards applied by the ED, the SEAs and the ACICS cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. Those requirements also affect our ability to open or acquire additional institutes and learning sites, add new, or expand our existing, educational programs and change our corporate structure and ownership. If our institutes failed to comply with any of the statutes, regulations or standards applied by the ED, the SEAs or the ACICS, those authorities could:

- impose monetary fines and/or penalties;
- terminate or limit our institutes' operations and/or ability to grant degrees and diplomas;
- revoke or restrict our institutes' accreditation;
- limit, terminate or suspend our institutes' eligibility to participate in Title IV Programs or any state financial aid programs;
- require our institutes to repay Title IV Program funds and/or state financial aid;
- subject our institutes to heightened cash monitoring by the ED;
- transfer our institutes from the ED's advance system of receiving Title IV Program funds to its reimbursement system, under which a school must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from the ED; and
- subject us or our institutes to other civil and criminal penalties.

Each of these sanctions could adversely affect our financial condition, results of operations and cash flows and impose significant operating restrictions upon us. If the ED terminates an institution's participation in Title IV Programs, the institution in most circumstances must wait 18 months before requesting a reinstatement of its participation. If any sanction substantially limited our institutes' participation in Title IV Programs or required the repayment of a substantial sum of Title IV Program funds that our institutes disbursed in prior years, we would be materially adversely affected, even if we could arrange or provide alternative financing sources or repay those funds. If an institute lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources for the students attending that institute, we would probably have to close that institute.

The internal audit function of our compliance department reviews our institutes' compliance with Title IV Program requirements and conducts an annual compliance review of each of our institutes. The review addresses numerous compliance areas, including student tuition refunds and return of Title IV Program funds, student academic progress, student admission, graduate employment, student attendance, student financial aid applications, implementation of prior audit recommendations and a general review of student recruiting practices relating to student presentations and the execution and completion of enrollment agreements. Each of our institutes' administration of Title IV Program funds must also be audited annually by an independent accounting firm, and the resulting audit report must be submitted to the ED for review.

Due to the highly-regulated nature of the postsecondary education industry, we may be subject from time to time to audits, reviews, inquiries, investigations, claims of non-compliance or lawsuits by federal and state governmental agencies, the ACICS or third parties, which may allege violations of statutes, regulations or accreditation standards or common law causes of action (collectively, "Claims"). If the results of any Claims are unfavorable to us, we may be required to pay money damages or be subject to fines, penalties, injunctions, terminations, limitations, debarments, additional oversight and reporting, other civil and criminal penalties or other censure that could have a material adverse effect on our financial condition, results of operations and cash flows. Even if we satisfactorily resolve the issues raised by a Claim, we may have to expend significant amounts of money and devote significant management resources, which could have a material adverse effect on our financial condition, results of operations and cash flows. In particular, the DOJ investigation and resulting securities class action, shareholder derivative and books and records inspection lawsuits currently pending against us and certain of our current and former officers and directors have demanded significant management time and financial resources to resolve and defend and have had a material adverse effect on our financial condition. Adverse publicity regarding any Claims could also negatively affect our business.

The following are some of the significant factors related to our highly-regulated industry:

Legislative Action. Political and budgetary concerns significantly affect Title IV Programs. The U.S. Congress must reauthorize the HEA approximately every six years, and the last reauthorization occurred in October 1998. The U.S. Congress began the process of reviewing and reauthorizing the HEA in 2003, a process that may be concluded in 2005. There has been extensive discussion about various possible changes to the HEA, but we cannot predict what changes the U.S. Congress will ultimately make. In addition, the U.S. Congress determines federal appropriations for Title IV Programs on an annual basis. The U.S. Congress can also make changes in the laws affecting Title IV Programs in those annual appropriations bills and in other laws it enacts between the HEA reauthorizations. Since a significant percentage of our revenue is indirectly derived from Title IV Programs, any action by the U.S. Congress that significantly reduces Title IV Program funding or the ability of our institutes or students to participate in Title IV Programs could have a material adverse effect on our financial condition, results of operations and cash flows.

If one of our institutes lost its eligibility to participate in Title IV Programs, or if Congress significantly reduced the amount of available Title IV Program funding, we would try to arrange or provide alternative sources of financial aid for that institute's students. There are a number of private organizations that provide loans to students. Although we believe that one or more private organizations would be willing to provide loans to students attending one of our institutes, we cannot assure you that this would occur or that the interest rate and other terms of such loans would be as favorable as for Title IV Program loans. In addition, the private organizations could require us to guarantee all or part of this assistance and we might incur other additional costs. If we provided more direct financial assistance to our students, we would incur additional costs and assume increased credit risks.

Legislative action may also increase our administrative costs and burden and require us to adjust our practices in order for our institutes to comply fully with the legislative requirements, which could have a material adverse effect on our financial condition or results of operations.

Student Loan Defaults. Under the HEA, an institution may lose its eligibility to participate in some or all Title IV Programs, if the rates at which the institution's students default on their federal student loans exceed specified percentages. The ED calculates these rates on an institutional basis, based on the number of students who have defaulted, not the dollar amount of such defaults. The ED calculates an institution's cohort default rate on an annual basis as the rate at which borrowers scheduled to begin repayment on their loans in one year default on those loans by the end of the next year. Each institution participating in the FFEL and/or FDL programs receives a FFEL/FDL cohort default rate for each federal fiscal year (i.e., October 1st through September 30th) based on defaulted FFEL and FDL program loans. An institution whose FFEL/FDL cohort default rate is: (a) 25% or greater for three consecutive federal fiscal years loses eligibility to participate in the FFEL, FDL and Pell programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years; or (b) greater than 40% for one federal fiscal year loses eligibility to participate in the FFEL and FDL programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years. An institution can appeal this loss of eligibility. During the pendency of any such appeal, the institution remains eligible to participate in the FFEL, FDL and Pell programs. If an institution continues its participation in the FFEL and/or FDL programs during the pendency of any such appeal and the appeal is unsuccessful, the institution must pay the ED the amount of interest, special allowance, reinsurance and any related payments paid by the ED (or which the ED is obligated to pay) with respect to the FFEL and FDL program loans made to the institution's students or their parents that would not have been made if the institution had not continued its participation (the "Direct Costs"). If a substantial number of our campus groups were subject to losing their eligibility to participate because of their FFEL/FDL cohort default rates, the potential amount of the Direct Costs for which we would be liable if our appeals were unsuccessful would prevent us from continuing some or all of the affected campus groups' participation in the FFEL and/or FDL programs during the pendency of those appeals.

Our campus groups' FFEL/FDL cohort default rates ranged from:

- 4.5% to 17.5% for the 2000 federal fiscal year;
- 4.9% to 12.7% for the 2001 federal fiscal year; and
- 2.1% to 12.1% for the 2002 federal fiscal year, the most recent year for which the ED has published FFEL/FDL official cohort default rates.

Our campus groups' FFEL/FDL preliminary cohort default rates ranged from 4.4% to 14.9% for the 2003 federal fiscal year, which preliminary rates were issued by the ED in February 2005.

If an institution's FFEL/FDL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, or if its cohort default rate for loans under the Perkins program exceeds 15% for any federal award year, the ED may place that institution on provisional certification status. A federal award year is July 1 through June 30. Nineteen of our campus groups (consisting of 43 institutes) had a cohort default rate under the Federal Perkins Loan (the "Perkins") program in excess of 15% for students who were scheduled to begin repayment in the 2001/2002 federal award year and went into default by June 30, 2003 (the most recent year for which the ED has published Perkins cohort default rates). When all of the ITT Technical Institute campus groups were recertified by the ED to participate in Title IV Programs during 2003, the reason given by the ED for placing two of our campus groups (consisting of three institutes) on provisional certification was their Perkins cohort default rate. We recently submitted to the ED our institutions' Perkins cohort default rates for students scheduled to begin repayment in the 2002/2003 federal award year, but those rates have not yet been accepted or published by the ED. Our reported data for that year show that 19 of our campus groups (consisting of 50 institutes) had a Perkins cohort default rate in excess of 15% for that year. See "—Administrative Capability" and "—Eligibility and Certification Procedures." We no longer participate in the Perkins program.

The servicing and collection efforts of student loan lenders and guaranty agencies help to control our FFEL/FDL cohort default rates. We are not affiliated with any student loan lenders or guaranty agencies.

We supplement their efforts by attempting to contact students to advise them of their responsibilities and any deferment or forbearance for which they may qualify.

Financial Responsibility Standards. The HEA and its implementing regulations prescribe specific financial responsibility standards that an institution must satisfy to participate in Title IV Programs. The ED evaluates institutions for compliance with these standards each year, based on the institution's annual audited financial statements, as well as following any change of control of the institution and when the institution is reviewed for recertification by the ED. The most significant financial responsibility measurement is the institution's composite score, which is calculated by the ED based on three ratios:

- the equity ratio, which measures the institution's capital resources, ability to borrow and financial viability;
- the primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and
- the net income ratio, which measures the institution's ability to operate at a profit.

The ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and 3.0 reflecting financial strength. The ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible by the ED without the need for further oversight. We have calculated that our campus groups' composite score, based on our fiscal year consolidated financial statements at the parent company level, was 2.9 in 2004 and 2.8 in 2003. In evaluating an institution's compliance with the financial responsibility standards, the ED may examine the financial statements of the individual institution, the institution's parent company, or any party related to the institution. Historically, the ED has evaluated the financial condition of our institutions on a consolidated basis based on our financial statements at the parent company level. If the ED determines that an institution does not satisfy the ED's financial responsibility standards, the institution may establish its financial responsibility on one of several alternative bases, including posting a letter of credit in an amount equal to a specified percentage of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year and, in some cases, agreeing to receive Title IV Program funds under an arrangement other than the ED's standard advance funding arrangement while being provisionally certified. Based on our current understanding of how the ED applies its financial responsibility standards, we do not believe that these standards will have a material adverse effect on our financial condition, results of operations or expansion plans.

Return of Funds for Withdrawn Students. The HEA and its implementing regulations impose limits on the amount of Title IV Program funds withdrawing students can use to pay their education costs (the "Return Policy"). The Return Policy permits a student to use only a pro rata portion of the Title IV Program funds that the student would otherwise be eligible to use, if the student withdraws during the first 60% of any period of enrollment. For our institutes, a period of enrollment is generally an academic quarter. The institution must return to the appropriate lenders or the ED any Title IV Program funds that the institution receives on behalf of a withdrawing student in excess of the amount the student can use for such period of enrollment. If the excess funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the ED or be otherwise sanctioned by the ED. An institution is required to post a letter of credit with the ED in an amount equal to 25% of the total dollar amount of unearned Title IV Program funds that the institution was required to return with respect to withdrawn students during its most recently completed fiscal year, if the institution was found in an audit or program review to have untimely returned unearned Title IV Program funds with respect to 5% or more of the students in the audit or program review sample of withdrawn students, in either of its two most recently completed fiscal years. No audit or review has found that any of our institutes was violating the ED's standard on the timely return of unearned Title IV Program funds. The requirement to post a letter of credit or other sanctions by the ED could increase our cost of regulatory compliance and adversely affect our results of operations.

The standards of most of the SEAs and the ACICS limit a student's obligation for tuition and fees to an institution, if a student withdraws from the institution (the "Refund Policy"). The specific standards vary among the SEAs. Depending on when a student withdraws during an academic quarter and the applicable Refund Policy, in many instances the student remains obligated to the ITT Technical Institute for some or all of the student's education costs that were paid by the Title IV Program funds returned under the Return Policy. In these instances, many withdrawing students are unable to pay all of their education costs, unless the students have access to other sources of financial aid. We have arranged for unaffiliated private funding sources to offer eligible students loans that can help replace any Title IV Program funds that are returned if any of those students withdraw. We believe that other unaffiliated private funding sources would also be willing to make these types of loans available to our students, but we cannot assure you of this. If these types of loans were unavailable, we could be unable to collect a significant portion of many withdrawing students' education costs that would have been paid by the Title IV Program funds that were returned, which could have a material adverse effect on our results of operations and cash flows.

The "90/10" Rule. Under a provision of the HEA commonly referred to as the "90/10" Rule, a for-profit institution becomes ineligible to participate in Title IV Programs if, on a cash accounting basis, the institution derives more than 90% of its applicable revenue for a fiscal year from Title IV Programs. If any of our campus groups violated the 90/10 Rule for any fiscal year, it would be ineligible to participate in Title IV Programs as of the first day of the following fiscal year and would be unable to apply to regain its eligibility until the next fiscal year. Furthermore, if one of our campus groups violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, the ED would require the institution to repay, with limited exceptions, all Title IV Program funds disbursed by the institution after the effective date of the loss of eligibility. For our 2004 fiscal year, none of our campus groups derived more than approximately 75% of its revenue on a cash accounting basis from Title IV Programs, with a range from approximately 58% to approximately 75%. We regularly monitor compliance with this requirement to minimize the risk that any of our campus groups would derive more than the maximum allowable percentage of its applicable revenue from Title IV Programs for any fiscal year. If a campus group appeared likely to approach the maximum percentage threshold, we would consider making changes in student financing to comply with the 90/10 Rule.

Restrictions on Distance Education Programs. The HEA and its implementing regulations provide for differing restrictions on the number of course offerings and students that can be enrolled via distance education (including courses offered online over the Internet), depending on the nature of the institution's program offerings. The ED's regulations state that an institution is not eligible to participate in Title IV Programs, if more than 50% of its courses are offered through correspondence, which is defined to include courses taught through telecommunications, such as distance education courses in certain circumstances. The number of students enrolled in courses offered through distance education at our institutions will not impact an institution's eligibility to participate in Title IV Programs, so long as the institution offers more residence courses than distance education courses during a federal award year. For the 2003/2004 federal award year, none of our institutions offered more than 28% of their courses through distance education.

Administrative Capability. The HEA directs the ED to assess the administrative capability of each institution to participate in Title IV Programs. ED regulations require each institution to satisfy a series of separate standards that demonstrate administrative capability. Failure to satisfy any of the standards may lead the ED to find the institution ineligible to participate in Title IV Programs or to place the institution on provisional certification as a condition of its participation. A violation of these requirements could also subject the institution to other penalties.

One standard that applies to programs with the stated objective of preparing students for employment requires the institution to show a reasonable relationship between the length of the program and the entry-level job requirements of the relevant field of employment. Other standards provide that an institution lacks administrative capability if its FFEL/FDL cohort default rate equals or exceeds 25% for any of the three most recent federal fiscal years for which such rates have been published, or if its Perkins cohort default rate exceeds 15% for any federal award year. If an institution's administrative capability is impaired solely because its FFEL/FDL and/or Perkins cohort default rates exceed the percentages specified above, the institution can continue to participate in Title IV Programs, but the ED may place the institution on provisional certification.

Nineteen of our campus groups (consisting of 43 institutes) had a Perkins cohort default rate in excess of 15% for the most recent federal award year for which such rates have been published. When all of the ITT Technical Institute campus groups were recertified by the ED to participate in Title IV Programs during 2003, the reason given by the ED for placing two of our campus groups (consisting of three institutes) on provisional certification was their Perkins cohort default rate. See "—Student Loan Defaults" and "—Eligibility and Certification Procedures." We no longer participate in the Perkins program.

Compensation of Recruitment, Admission and Financial Aid Employees. The HEA prohibits an institution that participates in Title IV Programs from providing any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment or admission activity or in making decisions regarding the awarding of Title IV Program funds. Prior to November 2002, the ED's regulations implementing this provision of the HEA repeated almost verbatim the language of the HEA, and the ED's interpretations of this provision were inconsistent and generally not publicly disseminated. In November 2002, after re-examining Congress' original intent and purposes in enacting this HEA provision, the ED revised its regulations to clarify its interpretation of this provision and set forth 12 types of activities and payment arrangements that an institution may carry out without violating this provision (the "Safe Harbors"). One of the Safe Harbors permits the payment of fixed compensation, such as a fixed annual salary or hourly wage, so long as the fixed compensation is not adjusted up or down more than twice during any 12-month period, and any adjustment to the fixed compensation is not based solely on the number of students recruited, admitted, enrolled or awarded financial aid. Prior to the ED's revision of its regulations in November 2002, we believe that we compensated our employees involved in student recruitment, admissions, enrollment or financial aid in accordance with this Safe Harbor. Subsequent to the ED's revision of its regulations in November 2002, we believe that we have compensated the applicable employees in accordance with this Safe Harbor and other Safe Harbors, but the ED has stated that it will no longer review and approve individual schools' compensation plans.

Additional Locations and Programs. Our expansion plans assume we will be able to continue to obtain the necessary ED, ACICS and SEA approvals to establish new institutes, add learning sites to our existing institutes and expand the program offerings at our existing institutes. From 2002 through 2004, we established nine new institutes and one learning site, all of which are participating in Title IV Programs, and added 469 programs at our existing institutes. Each of the institutes and learning sites added from 2002 through 2004 constitutes an additional location under the ED's regulations.

The HEA requires a for-profit institution to operate for two years before it can qualify to participate in Title IV Programs. If an institution that is certified to participate in Title IV Programs establishes an additional location and receives all of the necessary SEA and accrediting commission approvals for that location, that additional location can participate in Title IV Programs immediately upon being reported to the ED, unless the institution will offer at least 50% of an entire educational program at that location and any one of the following restrictions applies, in which case the ED must approve the additional location before it can participate in Title IV Programs:

- the institution is provisionally certified to participate in Title IV Programs (See "—Eligibility and Certification Procedures");
- the institution receives Title IV Program funds under the ED's reimbursement or cash monitoring payment method;
- the institution acquired the assets of another institution that provided educational programs at that location during the preceding year and participated in Title IV Programs during that year;
- the institution would be subject to loss of eligibility to participate in Title IV Programs, because the additional location lost its eligibility to participate in Title IV Programs as a result of high FFEL/FDL cohort default rates; or
- the ED previously notified the institution that it must apply for approval to establish an additional location.

The HEA and applicable regulations permit students to use Title IV Program funds only to pay the cost associated with enrollment in an eligible program offered by an institution participating in Title IV Programs. Generally, an institution that is eligible to participate in Title IV Programs may add a new educational program without the ED's approval, if that new program: (a) leads to an associate level or higher degree and the institution already offers programs at that level; or (b) prepares students for gainful employment in the same or a related occupation as an educational program that has previously been designated as an eligible program at the institution and meets minimum length requirements. Otherwise, the institution must obtain the ED's approval before it may disburse Title IV Program funds to students enrolled in the new program. If an institution erroneously determines that a new educational program is eligible for Title IV Program funding, the institution would likely be liable for repayment of the Title IV Program funds provided to students in that educational program. Based on our current understanding of how the ED regulations will be applied, we do not believe that these limitations will have a material adverse effect on our expansion plans.

The ACICS accreditation standards generally permit an institution's main campus to establish branch campuses, and both the institution's main campus and branch campuses to establish learning sites. Our institutes that are treated as branch campuses under the ACICS accreditation standards are treated as additional locations of the main campus under the ED's regulations. Any locations of one of our main or branch campuses that are located away from the main or branch campus are treated as learning sites of that main or branch campus under the ACICS accreditation standards, but the ED's regulations treat each learning site as an additional location of the main campus. The process of obtaining any required ACICS authorizations can also delay our opening new institutes, adding learning sites or offering new programs. In certain circumstances, the ACICS standards may limit our ability to establish branch campuses and learning sites and expand the programs offered at an institute, which could have a material adverse effect on our expansion plans.

The laws and regulations in most of the states in which our institutes are located treat each of our institutes as a separate, unaffiliated institution and do not distinguish between main campuses and additional locations or branch campuses, although many states recognize other institute locations within the state where educational activities are conducted and/or student services are provided as learning sites, teaching sites, satellite campuses, or otherwise. In some states, the requirements to obtain state authorization limit our ability to establish new institutes, add learning sites and offer new programs. The process of obtaining any required state authorizations can also delay our opening new institutes, adding learning sites or offering new programs. In certain circumstances, the state laws and regulations in effect in the states where we are located or anticipate establishing a new location may limit our ability to establish new institutes and learning sites and expand the programs offered at an institute, which could have a material adverse effect on our expansion plans.

Eligibility and Certification Procedures. The HEA and its implementing regulations require each institution to periodically reapply to the ED for continued certification to participate in Title IV Programs. The ED recertifies each institution deemed to be in compliance with the HEA and the ED's regulations for a period of six years or less. Before that period ends, the institution must apply again for recertification. The current ED certifications of our institutes range from three years to six years and expire over the period from March 31, 2006 to September 30, 2009.

The ED may place an institution on provisional certification for a period of three years or less, if it finds that the institution does not fully satisfy all the eligibility and certification standards. If an institution successfully participates in Title IV Programs during its period of provisional certification but fails to satisfy the full certification criteria, the ED may renew the institution's provisional certification. The ED may revoke an institution's provisional certification without advance notice, if the ED determines that the institution is not fulfilling all material requirements. If the ED revokes an institution's provisional certification, the institution may not apply for reinstatement of its eligibility to participate in Title IV Programs for at least 18 months. If the ED does not recertify the institution following the expiration of its provisional certification, the institution loses eligibility to participate in Title IV Programs until the institution reapplies to participate and the ED certifies the institution to participate. The ED may also more closely review an institution that is provisionally certified, if it applies for approval to open a new location or offer a new program of study that requires approval, or makes some other significant change affecting its eligibility. Provisional certification does not otherwise limit an institution's access to Title IV Program funds. During 2003, two of our campus groups (consisting of three institutes) were provisionally certified to participate in Title IV Programs, because their Perkins cohort default rate exceeded 30%. We no longer participate in the Perkins program and our students have not received any loans under the Perkins program since 2001.

Title IV Program Funds Management. ED regulations govern how an institution participating in Title IV Programs requests, maintains, disburses and otherwise manages Title IV Program funds. These regulations require institutions to disburse all Title IV Program funds by payment period. For our institutes, the payment period is an academic quarter. These regulations affect the timing of our receipt and disbursement of Title IV Program funds and prescribe time frames within which our campus groups must notify Title IV Program fund recipients of certain information and return any undisbursed Title IV Program funds.

Predominant Use of One Lender and One Guaranty Agency. Our students have traditionally received their FFEL program loans from a limited number of lending institutions. For example, in our 2004 fiscal year, one lender provided approximately 97% of the FFEL program loans that our students received and one student loan guaranty agency guaranteed almost 100% of the FFEL program loans made to our students. We do not believe that either our primary lender or our primary guaranty agency intends to withdraw from the student loan field or reduce the volume of loans it makes or guarantees in the near future. If FFEL program loans by our primary lender or guarantees of those loans by our primary guaranty agency were significantly reduced or no longer available, we believe that we would be able to identify other lenders and guaranty agencies to make and guarantee those loans for our students, because the student loan industry is highly competitive and we are frequently approached by other lenders and guaranty agencies seeking our business. If we were unable to timely identify other lenders and guaranty agencies to make and guarantee FFEL program loans for our students, that could delay our students' receipt of their loans, increase our receivables, cause our student population to decrease and have a material adverse effect on our financial condition, results of operations and cash flows.

Change in Control. The ED, the ACICS and most of the SEAs have laws, regulations and/or standards (collectively "Regulations") pertaining to the change in ownership and/or control (collectively "change in control") of institutions, but those Regulations do not uniformly define what constitutes a change in control. The ED's Regulations describe some transactions that constitute a change in control, including the transfer of a controlling interest in the voting stock of an institution or the consolidated corporation of which the institution is a part. Under the ED's Regulations, a change in control of a publicly traded corporation, such as us, occurs when: (a) there is an event that obligates the corporation to file a Current Report on Form 8-K with the SEC disclosing a change in control; or (b) the corporation has a shareholder that owns or controls at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own or control at least 25% of such stock or ceases to be the largest shareholder, but this measure does not include a shareholder whose sole ownership of the corporation's voting stock is held as a U.S. institutional investor, in mutual funds, through a profit-sharing plan or in an Employee Stock Ownership Plan. Most of the SEAs include the sale of a controlling interest of common stock in the definition of a change in control. The ACICS defines a change in control of a publicly traded corporation to include, among other things:

- a change in 50% or more of the voting members of the corporation's board of directors in any rolling, 12-month period;
- a change in the number of voting members of the corporation's board of directors in any rolling, 12-month period that allows a group of directors to exercise control who could not exercise control before the change;
- the acquisition of 50% or more of the total outstanding voting shares of the corporation by any entity; or
- any transaction that is deemed by an appropriate governmental agency to constitute a change in control.

The change in control Regulations adopted by the ED, the ACICS and the SEAs are subject to varying interpretations as to whether a particular transaction constitutes a change in control.

When a change in control occurs under the ED's Regulations, an institution's eligibility to continue to participate in Title IV Programs is subject to review and the institution could lose its eligibility, with the result that the institution would no longer be able to authorize or, with limited exceptions, disburse Title IV Program funds to its students. If an institution timely submits a materially complete application following a change in control, the ED may provisionally certify the institution for a temporary period following a change in control, pending a review by the ED to determine whether to reinstate the institution's participation in Title IV Programs. The ED's determination depends on whether the institution, under its new ownership and control, complies with specified ED requirements for institutional eligibility. Following a change in control of an institution, the ED may also impose restrictions on the growth of that institution, including expansion through new additional locations or new programs of study.

The ACICS will not reaccredit an institution following a change in control until the institution submits an application for reaccreditation, which requires documentation that the institution has been reauthorized or continues to be authorized by the appropriate SEA or SEAs. The ACICS standards provide that, generally within five business days after an institution documents that it has been reauthorized or continues to be authorized by the appropriate SEA or SEAs following a change in control, the ACICS will determine whether to temporarily reinstate the institution's accreditation for an undefined period to allow for the completion and review of the application.

Many of the SEAs require that a change in control of an institution be approved before it occurs in order for the institution to maintain its SEA authorization. Other SEAs will only review a change in control of an institution after it occurs.

A change in control could occur as a result of future transactions in which we or our institutes are involved, such as some corporate reorganizations and some changes in our board of directors. If a future transaction results in a change in control of us or our institutes, we believe that we would be able to obtain all necessary approvals from the ED, the SEAs and the ACICS. We cannot assure you, however, that all such approvals could be obtained, or could be obtained in a timely manner that would not delay the availability of Title IV Program funds, prevent some students from receiving Title IV Program funds or include limitations that could restrict our growth and expansion plans. A material adverse effect on our financial condition, results of operations and cash flows would result if we had a change in control and a material number of our institutes:

- failed to timely obtain the approvals of the SEAs required prior to or following a change in control;
- failed to timely regain accreditation by the ACICS or have their accreditation temporarily continued or reinstated by the ACICS;
- failed to timely regain eligibility to participate in Title IV Programs from the ED or receive temporary certification to continue to participate in Title IV Programs pending further review by the ED; or
- were subjected by the ED to restrictions that severely limited for a substantial period of time the number of new additional locations and/or new programs of study that are eligible to participate in Title IV Programs.

Shareholder Information

We make the following materials available free of charge through our website at www.ittesi.com as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

- our annual reports on Form 10-K and all amendments thereto;
- our quarterly reports on Form 10-Q and all amendments thereto;
- our current reports on Form 8-K and all amendments thereto; and
- various other filings that we make with the SEC.

We also make the following materials available free of charge through our website at www.ittesi.com:

- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- our Code of Business Conduct and Ethics ("Code").

We will provide a copy of the following materials without charge to anyone who makes a written request to our Investor Relations Department at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, Indiana 46032-1404 or by e-mail through our website at www.ittesi.com:

- our annual report on Form 10-K for the year ended December 31, 2004, excluding certain of its exhibits;
- our Corporate Governance Guidelines;

- the charter for each of the Audit, Compensation and Nominating and Corporate Governance Committees of our Board of Directors; and
- the Code.

We also intend to promptly disclose on our website any amendments that we make to, or waivers for our Directors or executive officers that we grant from, the Code.

Risk Factors

In addition to the other information contained in this report, you should consider carefully the following risk factors in evaluating us and our business before making an investment decision with respect to any shares of our common stock. This report contains certain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act (and Section 21E of the Exchange Act). Those forward-looking statements are based on the beliefs of, as well as assumptions made by and information currently available to, our management. All statements which are not statements of historical fact are intended to be forward-looking statements. The forward-looking statements contained in this report reflect our or our management's current views and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those set forth in the following Risk Factors. Should one or more of those risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements in 2005 and beyond could differ materially from those expressed in, or implied by, those forward-looking statements.

Risks Related to Our Highly-Regulated Industry.

Failure of our institutes to comply with the extensive regulatory requirements for school operations could result in financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students or loss of our authorization to operate our institutes. In 2004, we indirectly derived approximately 69% of our revenue determined on an accrual accounting basis (or 66% determined on a cash accounting basis as defined by the ED regulations) from Title IV Programs. To participate in Title IV Programs, an institution must receive and maintain authorization by the appropriate SEAs, be accredited by an accrediting commission recognized by the ED and be certified as an eligible institution by the ED. As a result, our institutes are subject to extensive regulation by the ED, the SEAs and the ACICS, which is an accrediting commission recognized by the ED. These regulatory requirements cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, financial operations and financial condition, student recruitment, opening of new institutes and learning sites, changes in corporate structure and ownership, and many administrative procedures. Most ED requirements are applied on an institutional basis, with an institution defined by the ED as a main campus and its additional locations. Under the ED's definition, we have 29 such institutions. We currently operate one or more institutes in 30 states and our institutes recruit students in the remaining 20 states. The ED, the SEAs and the ACICS periodically revise their requirements and modify their interpretations of existing requirements. We cannot predict with certainty how all of the requirements applied by these agencies will be interpreted or whether all of our institutes will be able to comply with all of the requirements in the future.

If our institutes were to fail to comply with any of these regulatory requirements, these agencies could:

- impose monetary fines or penalties;
- require the repayment of funds received under Title IV Programs or state financial aid programs;
- place restrictions on our institutes' receipt of Title IV Program funds;
- limit or terminate our institutes' operations or ability to grant degrees and diplomas;

- restrict or revoke our institutes' accreditation;
- limit or terminate our institutes' eligibility to participate in Title IV Programs or state financial aid programs; or
- subject us or our institutes to other civil or criminal penalties.

Each of these sanctions could adversely affect our financial condition, results of operations and cash flows and impose significant operating restrictions on us. If any of our institutes lost its state authorization, the institute would be unable to offer postsecondary education and we would be forced to close the institute. If any of our institutes lost its accreditation, it would lose its eligibility to participate in Title IV Programs. If any of our institutes lost its eligibility to participate in Title IV Programs, and we could not arrange for alternative financing sources for the students attending that institute, we could be forced to close the institute. Closing any of our institutes could have a material adverse effect on our financial condition, results of operations and cash flows. See "—Highly-Regulated Industry."

The following are some of the specific risk factors related to our highly-regulated industry:

Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student population and increase our costs of operation. The U.S. Congress must periodically reauthorize the HEA and other laws governing Title IV Programs, and annually determine the funding level for each Title IV Program. Congress began the process of reviewing and reauthorizing the HEA in 2003 and may conclude the process in 2005, which will likely result in numerous changes to the law. Any action by the U.S. Congress that significantly reduces Title IV Program funding or the ability of our institutes or students to participate in Title IV Programs could have a material adverse effect on our financial condition or results of operations. Congressional action may also require us to modify our practices in ways that could result in our administrative costs increasing and our profit margin decreasing, which could have a material adverse effect on our financial condition, results of operations and cash flows.

If one of our institutes lost its eligibility to participate in Title IV Programs, or if Congress significantly reduced the amount of available Title IV Program funding, we would try to arrange for alternative sources of financial aid for that institute's students. We cannot assure you that one or more private organizations would be willing to provide loans to students attending one of our institutes, or that the interest rate and other terms of such loans would be as favorable as for Title IV Program loans. In addition, the private organizations could require us to guarantee all or part of this assistance and we might incur other additional costs. If we provided more direct financial assistance to our students, we would incur additional costs and assume increased credit risks. See "—Highly-Regulated Industry—Legislative Action."

One or more of our institutes may lose their eligibility to participate in Title IV Programs, if their student loan default rates are too high. An institution may lose its eligibility to participate in some or all Title IV Programs, if the rates at which its students default on their federal student loans exceed specified percentages. An institution whose FFEL/FDL cohort default rate is: (a) 25% or greater for three consecutive federal fiscal years loses eligibility to participate in the FFEL, FDL and Pell programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years; or (b) greater than 40% for one federal fiscal year loses eligibility to participate in the FFEL and FDL programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years. If any of our campus groups lost its eligibility to participate in FFEL, FDL and Pell programs and we could not arrange for alternative financing sources for the students attending the institutes in that campus group, we would probably have to close those institutes, which could have a material adverse effect on our financial condition and results of operations. See "—Highly-Regulated Industry—Student Loan Defaults."

We may be required to post a letter of credit or accept other limitations in order to continue our institutes' participation in Title IV Programs, if we or our institutes do not meet the ED's financial responsibility standards. To participate in Title IV Programs, an institution must satisfy specific measures of financial responsibility prescribed by the ED. The most significant measurement is the institution's composite score that can range from a negative 1.0 reflecting financial weakness to a positive 3.0 reflecting financial strength. The composite score must be at least 1.5 for the institution to be deemed financially responsible by the ED without the need for further oversight. Historically, the ED has evaluated the financial condition of our institutions on a consolidated basis based on our financial statements at the parent company level. If the ED determines that an institution does not satisfy the ED's financial responsibility standards, the institution may establish its financial responsibility on one of several alternative bases, including posting a letter of credit in an amount equal to a specified percentage of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year and, in some cases, agreeing to receive Title IV Program funds under an arrangement other than the ED's standard advance funding arrangement while being provisionally certified. See "—Highly-Regulated Industry—Financial Responsibility Standards."

One or more of our institutes may have to post a letter of credit or be subject to other sanctions, if they do not correctly calculate and timely return Title IV Program funds for students who withdraw before completing their program of study. A school participating in Title IV Programs must correctly calculate the amount of unearned Title IV Program funds that was disbursed to students who withdrew from their educational programs before completing them, and must return those unearned funds in a timely manner, generally within 30 days of the date the school determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the ED or be otherwise sanctioned by the ED. An institution is required to post a letter of credit with the ED in an amount equal to 25% of the total dollar amount of unearned Title IV Program funds that the institution was required to return with respect to withdrawn students during its most recently completed fiscal year, if the institution was found in an audit or program review to have untimely returned unearned Title IV Program funds with respect to 5% or more of the students in the audit or program review sample of withdrawn students, in either of its two most recently completed fiscal years. The requirement to post a letter of credit or other sanctions by the ED could increase our cost of regulatory compliance and adversely affect our results of operations. See "—Highly-Regulated Industry—Return of Funds for Withdrawn Students."

One or more of our institutes may lose their eligibility to participate in Title IV Programs, if the percentage of their revenue derived from those programs is too high. A for-profit institution loses its eligibility to participate in Title IV Programs if, on a cash accounting basis, it derives more than 90% of its applicable revenue for a fiscal year from Title IV Programs. If one of our campus groups exceeded this threshold but continued to disburse Title IV Program funds, the ED would require the institution to repay, with limited exceptions, all Title IV Program funds disbursed by the institution after the effective date of the loss of eligibility. If any of our campus groups lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources for the students attending the institutes in that campus group, we would probably have to close those institutes, which could have a material adverse effect on our financial condition, results of operations and cash flows. See "—Highly-Regulated Industry—The '90/10' Rule."

One or more of our institutes may lose their eligibility to participate in Title IV Programs, if the institute teaches too many of its courses through distance education. An institution loses its eligibility to participate in Title IV Programs if more than 50% of its courses are offered through correspondence, which is defined to include courses taught through telecommunications, such as distance education courses offered online over the Internet. If any of our campus groups lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources for the students attending the institutes in that campus group, we would probably have to close those institutes, which could have a material adverse effect on our financial condition, results of operations and cash flows. See "—Highly-Regulated Industry—Restrictions on Distance Education Programs."

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid activities. An institution participating in Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment or admission activity or in making decisions regarding the awarding of Title IV Program funds. The law and regulations governing this requirement do not establish clear criteria for compliance in all circumstances. If the ED determined that an institution's compensation practices violated these standards, the ED could subject the institution to monetary fines or penalties or other sanctions. Any substantial fine or penalty or other sanction could have a material adverse effect on our financial condition, results of operations and cash flows. See "—Highly-Regulated Industry—Compensation of Recruitment, Admission and Financial Aid Employees."

We cannot open new institutes or learning sites or offer new programs if they are not timely approved by our regulators, and we may have to repay Title IV Program funds disbursed to students enrolled at any of those locations or in any of those programs if we do not obtain prior approval. An institution must obtain approvals from the ED, the ACICS and the relevant SEAs to establish new institutes and, in some cases, to add new learning sites for existing institutes and to expand program offerings. The requirements of the ACICS and some SEAs limit our ability to establish new institutes, add learning sites and offer new programs. If we established a new institute, added a new learning site or expanded program offerings at any institute without obtaining the required approvals, we could be required to repay any Title IV Program funds received by students at that institute or site or in that program, and could be subject to other sanctions. Our expansion plans assume that we will be able to continue to obtain the necessary approvals in a timely manner. If we are unable to obtain the approvals from the ED, the ACICS or the relevant SEAs for any new institutes, learning sites or program offerings where such approvals are required, or to obtain such approvals in a timely manner, our ability to open the new institutes, add the new learning sites or offer the new programs as planned would be impaired, which could have a material adverse effect on our financial condition, results of operations and cash flows. See "—Highly-Regulated Industry—Additional Locations and Programs."

A high percentage of the Title IV Program loans that our students receive are made by one lender and guaranteed by one guaranty agency. In our 2004 fiscal year, one lender provided approximately 97% of the FFEL program loans that our students received and one student loan guaranty agency guaranteed almost 100% of the FFEL program loans made to our students. If FFEL program loans by our primary lender or guarantees of those loans by our primary guaranty agency were significantly reduced or no longer available and we were unable to timely identify other lenders and guaranty agencies to make and guarantee FFEL program loans for our students, that could delay our students' receipt of their loans, increase our receivables, cause our student population to decrease and have a material adverse effect on our financial condition, results of operations and cash flows. See "—Highly-Regulated Industry—Predominant Use of One Lender and One Guaranty Agency."

The ability of the affected institutes to participate in Title IV Programs or operate may be impaired, if regulators do not timely approve a change in control of us or any of our institutes. The ED, the ACICS and most of the SEAs have requirements pertaining to the change in control of institutions, but those requirements do not uniformly define what constitutes a change in control and are subject to varying interpretations as to whether a particular transaction constitutes a change in control. If we or any of our institutes experience a change in control under the standards of the ED, the ACICS or any of the SEAs, we or the affected institutes must seek the approval of the relevant regulatory agencies. Transactions or events that constitute a change in control for one or more of our regulatory agencies include the acquisition of a school from another entity, significant acquisitions or dispositions of our common stock and significant changes to the composition of our Board of Directors. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in obtaining, a required approval of any change in control from the ED, the ACICS or any of the SEAs in states in which our institutes are located could impair our ability or the ability of the affected institutes to participate in Title IV Programs. Our failure to obtain, or a delay in obtaining, a required approval of any change in control from the SEA in any state in which we do not have an institute but in which we recruit students could require us to suspend our recruitment of students in that state until we receive the required approval. If we had a change in control and a material number of our institutes failed to obtain the required approvals of the SEAs, the ACICS or the ED in a timely manner, that could have a material adverse effect on our financial condition, results of operations and cash flows. See "—Highly-Regulated Industry—Change in Control."

Government and regulatory agencies and third parties may bring claims or actions against us based on alleged violations of the extensive regulatory requirements, which could require us to pay monetary damages, receive other sanctions and expend significant resources to defend those claims or actions. Due to the highly regulated nature of the postsecondary education industry, we are subject to audits, compliance reviews, inquiries, complaints, investigations, claims of non-compliance and lawsuits by federal and state governmental agencies, regulatory agencies, present and former students and employees, shareholders and other third parties, which may allege violations of any of the regulatory requirements applicable to us and our institutes. If the results of any such claims or actions are unfavorable to us, we may be required to pay money damages or be subject to fines, operational limitations, loss of federal or state funding, injunctions, additional oversight and reporting or other civil and criminal penalties. Those penalties could have a material adverse effect on our financial condition, results of operations and cash flows. Even if we satisfactorily resolve the issues raised by any such claims or actions, we may have to expend significant financial and management resources from our ongoing business operations to address and defend those claims or actions, which could have a material adverse effect on our financial condition, results of operations and cash flows. In particular, the DOJ investigation and the securities class action, shareholder derivative and books and records inspection lawsuits currently pending against us and certain of our current and former officers and directors have demanded significant management time and financial resources to defend and resolve, and have had a material adverse effect on our financial condition and results of operations. Adverse publicity regarding such claims and actions could also negatively affect our business. See "—Highly-Regulated Industry."

Investigations, claims and actions against companies in our industry could adversely affect our business and stock price. Our operations and the operations of a number of other companies in the postsecondary education industry have been subject to intense regulatory scrutiny, especially over the last year. In some cases, allegations of wrongdoing have resulted in reviews or investigations by the DOJ, the SEC, the ED, the SEAs or other state agencies. These allegations, reviews and investigations of us and other companies and the accompanying adverse publicity could have a negative impact on our industry as a whole and on our stock price.

Budget constraints in states that provide state financial aid to our students could reduce the amount of such financial aid that is available to our students, which could reduce our student population. A significant number of states are facing budget constraints that are causing them to reduce state appropriations in a number of areas. Some of those states provide financial aid to our students, such as California, Florida, Ohio, Pennsylvania and New York. Some of those states may decide to reduce the amount of state financial aid that they provide to students, but we cannot predict how significant any of those reductions may be or how long they could last. If the level of state funding for our students decreased and our students were not able to secure alternative sources of funding, our student population could be reduced, which could have a material adverse effect on our results of operations.

Risks Related to Our Business.

If we fail to effectively identify, establish and operate new institutes and learning sites, our growth may be slowed and our profitability may be impaired. As part of our business strategy, we anticipate opening and operating new institutes and new learning sites to existing institutes at locations throughout the United States. Establishing new institutes and learning sites poses challenges and requires us to make investments in management and capital expenditures, incur marketing and advertising expenses and devote other resources that are different, and in some cases greater, than those required with respect to the operation of existing institutes. To open a new institute or learning site, we would be required to obtain the appropriate approvals from the SEAs and ACICS, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible to participate in Title IV Programs, a new institute or learning site may have to be certified by the ED. We cannot be sure that we will be able to identify suitable expansion opportunities to help maintain or accelerate our current growth rate or that we will be able to successfully integrate or profitably operate any new institutes or learning sites. Any failure by us to effectively identify, establish and manage the operations of newly established institutes or learning sites could slow our growth and make any newly established institutes or learning sites more costly to operate than we had planned and have a material adverse effect on our results of operations. See "—Business Strategy—Geographically Expand Our Institutes and Program Offerings."

Our success depends, in part, on our ability to effectively identify, develop, obtain approval to offer and teach new and/or higher-level degree programs in a cost-effective and timely manner. Part of our business strategy also includes increasing the number and level of degree programs offered at our institutes. Developing and offering new degree programs pose challenges and require us to make investments in research and development, management and capital expenditures, to incur marketing and advertising expenses and to devote other resources that are in addition to, and in some cases greater than, those associated with our current program offerings. In order to offer new and higher-level degree programs at our institutes, we would be required to obtain the appropriate approvals from the ED, the SEAs, the ACICS and, in certain circumstances, specialized programmatic accrediting agencies, which may be conditioned or delayed in a manner that could significantly affect our growth plans. We cannot be sure that we will be able to identify new programs to help maintain or accelerate our current growth rate, that we will be able to obtain the requisite approvals to offer new and/or higher-level degree programs at our institutes or that students will enroll in any new and/or higher-level degree programs that we develop, obtain approval for and offer at our institutes. Any failure by us to effectively identify, develop, obtain approval to offer and teach new and/or higher-level degree programs at our institutes could slow our growth and have a material adverse effect on our results of operations. See "—Business Strategy—Enhance Results at the Institute Level."

Our success depends, in part, on our ability to keep pace with changing market needs and technology. Increasingly, prospective employers of our graduates demand that their entry-level employees possess appropriate technical skills and also appropriate soft skills, such as communication, critical thinking and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important for our programs to evolve in response to those economic and technological changes. The expansion of our existing programs and the development of new programs may not be accepted by prospective students or the employers of our graduates. Even if we are able to develop acceptable new programs, we may not be able to begin offering these new programs as quickly as required by the employers we serve or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired and the rates at which our graduates obtain jobs involving their fields of study could suffer.

Our financial performance depends, in part, on our ability to continue to develop awareness and acceptance of our programs among high school graduates and working adults. The awareness of our programs among high school graduates and working adults is important to the success of our institutes. If we were unable to successfully market or advertise our programs, our ability to attract and enroll prospective students in our programs would be adversely affected and, consequently, our ability to increase revenue or maintain profitability would be impaired. The following are some of the factors that could prevent us from successfully marketing or advertising our programs:

- student dissatisfaction with our programs and services;
- employer dissatisfaction with our programs and services;
- diminished access to high school students; and
- our failure to maintain or expand our brand or other factors related to our marketing or advertising practices.

A significant percentage of private student loans received by our students are made by one lender and serviced by one loan servicer. In 2004, we indirectly derived approximately 25% of our revenue from unaffiliated, private loan programs that were made available to eligible students at our institutes to help fund a portion of the students' cost of education. These private loan programs are offered by one lender and serviced by one loan servicer. If the lender or loan servicer ended the programs or reduced the volume of loans made or serviced under the programs in the near future and we were unable to timely identify other lenders and loan servicers to make and service private loans for our students and their parents on similar terms, our students' ability to finance their education could be adversely affected, our receivables could increase and our student population could decrease, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our loss of key personnel could harm our business. Our success to date has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers. Our success also depends in large part upon our ability to attract and retain highly qualified faculty, school administrators and corporate management. We face competition in the attraction and retention of personnel who possess the skill sets that we seek. In addition, key personnel may leave us and subsequently compete against us. Furthermore, we do not currently carry "key man" life insurance. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully manage our business.

In order to support revenue growth, we need to hire, retain, develop and train our sales representatives, who are our employees dedicated to student recruitment. Our ability to develop a strong team of sales representatives may be affected by a number of factors, including:

- our ability to timely and effectively train and motivate our sales representatives in order for them to become productive;
- restrictions on the method of compensating sales representatives imposed by regulatory bodies;
- the competition we face from other companies in hiring and retaining sales representatives;
- our ability to attract enough prospective students to our program offerings; and
- our ability to effectively manage a multi-location educational organization.

If we are unable to hire, retain, develop and train our sales representatives, the effectiveness of our student recruiting efforts would be adversely affected.

Competition could decrease our market share, cause us to reduce tuition or force us to increase spending. The postsecondary education market in the United States is highly fragmented and competitive with no private or public institution enjoying a significant market share. Our institutes compete for students with graduate, bachelor and associate degree-granting institutions, which include nonprofit public and private colleges and for-profit institutions, as well as with alternatives to higher education such as military service or immediate employment. We believe competition among educational institutions is based on:

- the quality and reliability of the institution's programs and student services;
- the perceived reputation of the institution and its programs and student services;
- the cost of the institution's programs;
- the employability of the institution's graduates;
- the ability to provide easy and convenient access to the institution's programs and courses;
- the quality and experience of the institution's faculty; and
- the time required to complete the institution's programs.

Certain public and private colleges offer programs similar to those offered by our institutes at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit institutions. Other for-profit institutions offer programs that compete with those of our institutes. Certain of our competitors in both the public and private sectors have greater financial and other resources than we do. All of these factors could affect the success of our marketing efforts and enable our competitors to recruit prospective students more effectively.

We may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our financial condition, results of operations and cash flows may be negatively affected. We cannot be sure that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not adversely affect our business, financial condition, results of operations or cash flows.

High interest rates could adversely affect our ability to attract and retain students. Interest rates have reached historical lows in recent years, creating a favorable borrowing environment for our students. Much of the financing our students receive is tied to floating interest rates. Therefore, any future increase in interest rates will result in a corresponding increase in the cost to our existing and prospective students of financing their education, which could result in a reduction in the number of students attending our institutes and in our revenue. Higher interest rates could also contribute to higher default rates with respect to our students' repayment of Title IV Program and private loans. High default rates may, in turn, adversely impact our eligibility to participate in Title IV Programs and/or the willingness of private lenders to make private loan programs available to our students, which could result in a reduction in the number of students attending our institutes.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns. In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our business, principally due to changes in our total student population. Our student population varies as a result of new student enrollments, graduations and student attrition. Historically, our revenue in our third and fourth fiscal quarters has generally benefited from increased student matriculations. The number of new students entering our institutes tends to be substantially higher in June and September, because of the significant number of recent high school graduates entering our institutes for the academic quarters beginning in those two months. Our institutes' academic schedule generally does not affect our incurrence of most of our costs, however, and our costs do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of new institute openings, new program offerings and increased enrollment of adult students. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Variations in Quarterly Results of Operations."

Terrorist attacks and other acts of violence or war could have an adverse effect on our operations. Terrorist attacks and other acts of violence or war could disrupt our operations. Attacks or armed conflicts that directly impact our physical facilities or ability to recruit and retain students could adversely affect our ability to deliver our programs of study to our students and, thereby, impair our ability to achieve our financial and operational goals. Furthermore, violent acts and threats of future attacks could adversely affect the U.S. and world economies. Finally, future terrorist acts could cause the United States to enter into a wider armed conflict that could further impact our operations and result in prospective students, as well as our current students and employees, entering military service. These factors could cause significant declines in the number of students who attend our institutes and have a material adverse effect on our results of operations.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult. Certain provisions of Delaware law, our Restated Certificate of Incorporation and our By-Laws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions of Delaware law, our Restated Certificate of Incorporation and our By-Laws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change in control of us (including unsolicited takeover attempts), even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. Certain of these provisions authorize us to issue "blank check" preferred stock, divide our Board of Directors into three classes expiring in rotation, require advance notice for stockholder proposals and nominations, prohibit stockholders from calling a special meeting and prohibit stockholder action by written consent. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of us.

If we are unable to conclude successfully the litigation, governmental investigations and inquiries pending against us, our business, financial condition and results of operations could continue to be adversely affected. We are subject to an investigation by the DOJ. Although no formal charges have been filed, we believe that the DOJ is investigating claims alleging, among other matters, falsification of records relating to student attendance, grades and academic progress and graduate job placement statistics, and fraudulent misrepresentations regarding the transferability of credits, graduation rates and graduates' salaries. The costs that we have incurred in connection with the DOJ investigation have had a material adverse effect on our financial condition and results of operations, and we cannot assure you that the ultimate outcome of the DOJ investigation will not have a further material adverse effect on our financial condition and results of operations.

The SEC has also initiated an inquiry into the allegations being investigated by the DOJ as described in the preceding paragraph. We cannot assure you that the ultimate outcome of the SEC inquiry will not have a material adverse effect on our financial condition or results of operations.

In addition, the Office of the Attorney General for the State of California ("CAG") is investigating our ITT Technical Institutes in California. We believe that the CAG's investigation is in response to one or more qui tam actions filed against us under the state and/or federal False Claims Acts. The CAG has not asserted any claims against us, and we have not been informed of the specific matters that the CAG is investigating. Based on the information that the CAG has requested, however, we believe that the CAG is investigating, among other matters, whether one or more of our California ITT Technical Institutes:

- falsified records relating to student attendance, grades and academic progress;

- falsified student grade point average calculations used to qualify students for financial aid under the State's Cal Grant Program; and
- retaliated against employees who may have complained about those alleged acts.

While we cannot assure you of the ultimate outcome of the CAG investigation, based on the results of our investigation to date, we do not believe that the CAG investigation and any qui tam actions that may be associated with the investigation will have a material adverse effect on our financial condition, results of operations or cash flows.

We and some of our current and former officers and directors have also been named as defendants in numerous private securities class action, shareholder derivative, books and records inspection and retirement savings plan class action lawsuits alleging that we and some of our current and former officers and directors, among other things, made certain material misrepresentations, failed to disclose certain material facts about our condition and prospects, breached fiduciary duties, violated laws and falsified our records. We cannot predict what the outcome of these lawsuits will be. Although the derivative actions are brought nominally on behalf of us, we expect to incur defense costs and other expenses in connection with the derivative lawsuits, and we cannot assure you that the ultimate outcome of these or other actions will not have a material adverse effect on our financial condition or results of operations. The current and former executive officers named in one or more of the securities class action, shareholder derivative and retirement savings plan class action lawsuits described above include: Gene A. Baugh, Rene R. Champagne, Clark D. Elwood, Nina F. Esbin, Eugene W. Feichtner, Martin A. Grossman, Thomas W. Lauer, Kevin M. Modany and Omer E. Waddles.

Additionally, in the ordinary conduct of our business, we and our institutes are subject to various other lawsuits, investigations and claims, covering a wide range of matters, including, but not limited to, claims involving students or graduates and routine employment matters. It is possible that we may be required to pay substantial damages or settlement costs in excess of our insurance coverage, which could have a material adverse effect on our financial condition or results of operation. We have incurred substantial legal costs, and management's attention and resources have been diverted from our business.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "ESI." The prices set forth below are the high and low sale prices of our common stock during the periods indicated, as reported in the NYSE's consolidated transaction reporting system.

	2004		2003	
Fiscal Quarter Ended	**High**	**Low**	**High**	**Low**
March 31	$60.75	$27.83	$30.00	$23.19
June 30	$43.34	$31.05	$31.55	$26.34
September 30	$38.78	$27.98	$49.45	$28.97
December 31	$50.60	$34.26	$56.50	$44.19

There were 127 holders of record of our common stock on February 15, 2005.

We did not pay a cash dividend in 2003 or 2004. We do not anticipate paying any cash dividends on our common stock in the foreseeable future and we plan to retain our earnings to finance future growth. The declaration and payment of dividends on our common stock are subject to the discretion of our Board of Directors and compliance with applicable law. Our decision to pay dividends in the future will depend on general business conditions, the effect of such payment on our financial condition and other factors our Board of Directors may in the future consider to be relevant.

SELECTED FINANCIAL DATA

The following selected financial data are qualified by reference to and should be read with our Consolidated Financial Statements and Notes to Consolidated Financial Statements and other financial data included elsewhere in this report.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share and operating data)				
Statement of Income Data:					
Revenue(a)	$617,834	$522,856	$454,118	$400,063	$336,331
Cost of educational services(a)	298,747	280,006	256,675	237,641	200,460
Student services and administrative expenses	174,396	148,329	129,134	110,816	94,156
Special legal and other investigation costs(b)	25,143	—	—	—	—
Total costs and expenses	498,286	428,335	385,809	348,457	294,616
Operating income	119,548	94,521	68,309	51,606	41,715
Interest income, net	3,834	1,995	2,684	2,708	2,707
Income before income taxes and cumulative effect of change in accounting principle	123,382	96,516	70,993	54,314	44,422
Income taxes	48,119	37,658	27,139	20,600	16,937
Income before cumulative effect of change in accounting principle	75,263	58,858	43,854	33,714	27,485
Cumulative effect of change in accounting principle, net of tax(c)	—	—	—	—	(2,776)
Net income	$ 75,263	$ 58,858	$ 43,854	$ 33,714	$ 24,709
Earnings per share(d):					
Basic(e)	$ 1.64	$ 1.31	$ 0.96	$ 0.71	$ 0.51
Diluted(f)	$ 1.61	$ 1.27	$ 0.94	$ 0.70	$ 0.51
Other Operating Data:					
Capital expenditures, net	$ 19,116	$ 14,391	$ 14,265	$ 21,560	$ 29,393
Facility expenditures and land purchases	$ 16,376	$ 25,718	$ 19,843	$ —	$ —
Number of students at end of period (unaudited)	40,876	37,076	32,631	30,778	27,640
Number of technical institutes at end of period (unaudited)	77	77	74	70	69

	At December 31,				
	2004	2003	2002	2001	2000
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents, restricted cash and investments	$356,516	$254,174	$156,708	$110,232	$ 70,618
Total current assets	$372,781	$256,646	$173,266	$133,026	$ 92,570
Property and equipment, less accumulated depreciation	$ 98,746	$ 81,503	$ 62,584	$ 49,593	$ 46,560
Total assets	$493,389	$363,270	$247,707	$194,215	$150,896
Total current liabilities	$233,101	$202,337	$142,495	$105,372	$ 79,926
Total liabilities	$258,315	$217,146	$158,683	$116,027	$ 86,210
Shareholders' equity	$235,074	$146,124	$ 89,024	$ 78,188	$ 64,686

(a) The reclassification of tuition revenue with respect to students who withdraw reduced revenue and cost of educational services by $10,828 in the year ended December 31, 2002, $10,488 in the year ended December 31, 2001 and $11,193 in the year ended December 31, 2000. The reclassifications had no impact on our total consolidated results reported in any period presented. See Note 1 to our Notes to Consolidated Financial Statements.

(b) Accrued estimated legal and other investigation costs associated with the DOJ investigation, the inquiry initiated by the SEC into the allegations being investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us, certain of our current and former executive officers and each of our Directors.

(c) Cumulative effect of change in accounting principle, net of tax represents revenue recognition in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

(d) Earnings per share in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective June 6, 2002.

(e) Basic earnings per share data are based on historical net income and the number of shares of our common stock outstanding during each period. Basic earnings per share for all periods have been calculated in conformity with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

(f) The difference in the number of shares used to calculate diluted earnings per share from the number of shares used to calculate basic earnings per share represents the average number of shares issued under our stock option plans less shares assumed to be purchased with proceeds from the exercise of those stock options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read with the Selected Financial Data and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

General

We operate 77 institutes in 30 states, which were providing technology-oriented postsecondary education to more than 40,000 students as of December 31, 2004. We derive our revenue almost entirely from tuition, tool kits, fees and charges paid by, or on behalf of, our students. Most students at our institutes pay a substantial portion of their tuition and other education-related expenses with funds received under various government-sponsored student financial aid programs, especially the federal student financial aid programs under Title IV ("Title IV Programs") of the Higher Education Act of 1965, as amended (the "HEA"). In 2004, we indirectly derived approximately 66% of our revenue, determined on a cash accounting basis as defined by the U.S. Department of Education's ("ED") regulations, from Title IV Programs.

Our revenue varies based on the aggregate student population, which is influenced by the following factors:

- the number of students attending our institutes at the beginning of a fiscal period;
- the number of new first-time students entering and former students re-entering our institutes during a fiscal period;
- student retention rates; and
- general economic conditions.

New students generally enter our institutes at the beginning of an academic quarter that begins for most programs of study in early March, mid-June, early September or late November. Our establishment of new institutes and the introduction of additional program offerings at our existing institutes have been significant factors in increasing the aggregate student population in recent years.

In order to participate in Title IV Programs, a new institute must be authorized by the state in which it will operate, accredited by an accrediting commission recognized by the ED, and certified by the ED to participate in Title IV Programs. The accrediting commission that accredits our institutes grants accreditation to a new institute prior to its first class start date. The ED's certification process cannot commence until the institute receives its state authorization and accreditation. In the last two years, we have experienced minimal delay in obtaining ED certification of our new institutes and learning sites.

We earn tuition revenue on a weekly basis, pro rata over the length of each of four, 12-week academic quarters in each fiscal year. State regulations, accrediting commission criteria and our policies generally require us to refund a portion of the tuition and fee payments received from a student who withdraws from one of our institutes during an academic quarter. Our statement of income recognizes immediately the amount of tuition and fees, if any, that we may retain after payment of any refund.

Prior to 2003, if a student withdrew, the tuition revenue related to the remainder of that academic quarter and the fee revenue related to the remainder of the student's program were recorded and the amount of any refund resulting from the application of federal, state or accreditation requirements or our refund policy was recorded as an expense. For the periods presented, we have reclassified tuition and fee revenue by netting the corresponding revenue and expense related to the remaining tuition and fees with any related refund recorded for students who withdrew. As a result, revenue and cost of educational services have each been reduced by $10,828 for the year ended December 31, 2002. The reclassifications had no impact on our total consolidated results reported in any period presented.

We incur expenses throughout a fiscal period in connection with the operation of our institutes. The cost of educational services includes faculty and administrative salaries, cost of course materials, occupancy costs, depreciation and amortization of equipment costs, facilities and leasehold improvements, and certain other administrative costs incurred by our institutes.

Student services and administrative expenses include direct marketing costs (which are marketing expenses directly related to new student recruitment), indirect marketing expenses, an allowance for doubtful accounts and administrative expenses incurred at our corporate headquarters. Direct marketing costs include salaries and employee benefits for recruiting representatives and direct solicitation expenses. We capitalize our direct marketing costs (excluding advertising expenses) using the successful efforts method and amortize them on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with those assets. We expense as incurred our marketing costs that do not relate to the direct solicitation of potential students.

In 2002, we developed five new residence bachelor degree programs and one new online bachelor degree program. We began offering one or more of these new bachelor degree programs at 39 of our institutes in 2002. In addition, a total of 41 of our institutes were approved to offer bachelor degree programs as of December 31, 2002 compared to 29 as of December 31, 2001.

In 2003, we developed:

- three new residence bachelor degree programs;
- three new residence associate degree programs; and
- one new online master degree program.

In addition, a total of 51 of our institutes were approved to offer bachelor degree programs as of December 31, 2003 compared to 41 as of December 31, 2002. We also expanded to several additional institutes in 2003 the use of our hybrid education delivery model, pursuant to which certain program courses are taught on campus and others are taught online over the Internet (the "Hybrid Delivery Model").

In 2004, we developed:

- two new residence bachelor degree programs;
- two new online bachelor degree programs;
- three new residence associate degree programs; and
- three new online associate degree programs.

In addition, a total of 52 of our institutes were approved to offer bachelor degree programs as of December 31, 2004 compared to 51 as of December 31, 2003. We also expanded the use of the Hybrid Delivery Model to 62 institutes in 2004.

We opened four new institutes in 2002, three new institutes in 2003 and two new institutes and one learning site in 2004. We also closed two institutes in 2004. We plan to open three or four new institutes and up to four learning sites in the remainder of 2005. Our new institutes have historically incurred a loss during the 24-month period after the first class start date.

Critical Accounting Policies and Estimates

This management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenue and expenses and contingent assets and liabilities. Actual results may differ from those estimates and judgments under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements. These policies should be read in conjunction with Note 1 of the Notes to Consolidated Financial Statements.

Property and Equipment. We include all property and equipment in the financial statements at cost and make provisions for depreciation of property and equipment using the straight-line method. Estimated useful lives generally range from three to ten years for our furniture and equipment, three to 14 years for leasehold improvements, 20 to 40 years for the buildings and three to eight years for capitalized software. Changes in circumstances, such as changes in our curricula and technological advances, may result in the actual useful lives of our property, equipment and capitalized software differing from our estimates. We regularly review and evaluate the estimated useful lives of our property and equipment and capitalized software. Although we believe our assumptions and estimates are reasonable, deviations from our assumptions and estimates could produce a materially different result.

Recognition of Revenue. Tuition revenue is recorded on a straight-line basis over the length of the applicable course. If a student withdraws from an institute, the standards of most state education authorities that regulate our institutes, the accrediting commission that accredits our institutes and our own internal policy limit a student's obligation for tuition and fees to the institute depending on when a student withdraws during an academic quarter ("Refund Policies"). The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic quarter that has elapsed at the time the student withdraws. The greater the portion of the academic quarter that has elapsed at the time the student withdraws, the greater the student's obligation is to the institute for the tuition and fees related to that academic quarter. We record revenue net of any refunds paid as a result of any applicable Refund Policy. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred revenue.

The cost of textbooks is included in the tuition and is amortized on a straight-line basis over the applicable course length and the deferral of textbook costs is recorded in prepaids and other current assets. Tool kit sales and the related cost of the tool kits are recognized at the beginning of each academic quarter. Academic fees (which are charged only one time to students on their first day of class attendance) and admission processing fees (which, prior to their discontinuance in 2003, were charged only one time to students upon being evaluated for admission to their programs of study) are recognized as revenue on a straight-line basis over the average program length of 24 months. Deferred revenue is recorded for fees collected in excess of revenue recognized. If a student withdraws from an institute, all unrecognized revenue relating to his or her fees, net of any refunds paid as a result of any applicable Refund Policy, is recognized upon the student's departure. Administrative fees, which are charged to students when they withdraw or graduate from their programs of study at an institute, are recognized when the students withdraw or graduate from their programs of study at the institute.

More than 95% of our revenue represents tuition charges and less than 5% of our revenue represents bookstore sales and student fees. The amount of tuition earned depends on the cost per credit hour of the courses in the program, the number of courses in the program, how long a student remains enrolled in the program, how many program courses a student takes during each period of enrollment in the program, and the total number of students enrolled in each program. Each of these factors is known at the time our tuition revenue is calculated and is not subject to estimation.

Direct Marketing Costs. Direct costs incurred relating to the enrollment of new students are capitalized using the successful efforts method. Direct marketing costs include salaries and employee benefits of recruiting representatives and other direct costs less admission processing fees, if any. Successful efforts is the ratio of students enrolled to prospective students interviewed. The higher the rate of interviewed students who enroll, the greater the percentage of our direct marketing costs that are capitalized. We amortize our direct marketing costs on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with those assets. The direct costs subject to capitalization are readily quantifiable and are not subject to estimation. The amortization method is based on historical trends of student enrollment and retention activity and is not subject to significant assumptions. We regularly evaluate the future recoverability of these deferred costs.

Contingent Liabilities. We are subject to litigation in the ordinary course of our business. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we record a liability for the loss. The liability recorded includes probable and estimable legal costs associated with the claim or potential claim. If the loss is not probable or the amount of the loss cannot be reasonably estimated, we disclose the claim if the likelihood of a potential loss is reasonably possible and the amount involved is material. Although we believe our estimates are reasonable, deviations from our estimates could produce a materially different result.

New Accounting Pronouncements

In January and May 2004, the Financial Accounting Standards Board ("FASB") issued two staff positions with respect to the application of Statements of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to the accounting and disclosure requirements associated with the Medicare Prescription Drug, Improvement and Modernization

Act of 2003 ("Drug Act"). The Drug Act affects postretirement health care benefits that companies may provide to their employees. We do not provide any postretirement health care benefits to our employees, and, therefore, those staff positions do not have an impact on our financial condition or results of operations.

In June 2004, the FASB's Emerging Issues Task Force ("EITF") issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides further guidance on the meaning of other-than-temporary impairment and its application to debt and equity securities in accordance with Accounting Principles Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired. The disclosure requirements of EITF 03-1, however, are effective for annual periods ending after June 15, 2004. Until further guidance is provided by the FASB, we are unable to determine the effect, if any, that EITF 03-1 will have on our financial condition or results of operations. See Note 1 for additional disclosures regarding our investments.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" that revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under this revised standard, all share-based payments to employees, including grants of employee stock options, must be reflected in the financial statements using the fair value method with the related expenses recognized over the service period. SFAS No. 123R will be effective for periods beginning after June 15, 2005 and allows for several alternative transition methods. We expect to adopt SFAS No. 123R in our third fiscal quarter of 2005 on a modified-prospective basis without restating prior interim periods, which will require that we recognize compensation expense for all stock option and other equity-based awards that vest or become exercisable after the effective date. We are currently evaluating the impact that SFAS No. 123R will have on our financial condition or results of operations.

Variations in Quarterly Results of Operations

Our quarterly results of operations have tended to fluctuate within a fiscal year due to the timing of student matriculations. Each of our four fiscal quarters have 12 weeks of earned tuition revenue. Revenue in our third and fourth fiscal quarters generally benefits from increased student matriculations. The number of new students entering our institutes tends to be substantially higher in June (24% of all new students in 2004) and September (35% of all new students in 2004) because of the significant number of recent high school graduates entering our institutes for the academic quarters beginning in those two months. The academic schedule generally does not affect our incurrence of most of our costs, however, and costs do not fluctuate significantly on a quarterly basis.

The following table sets forth our revenue in each fiscal quarter of 2004, 2003, and 2002.

Quarterly Revenue

Three Months Ended	2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
March 31	$141,730	23%	$119,000	23%	$105,112	23%
June 30	150,931	24%	124,831	24%	108,325	24%
September 30	157,945	26%	134,382	26%	117,746	26%
December 31	167,228	27%	144,643	27%	122,935	27%
Total for Year	$617,834	100%	$522,856	100%	$454,118	100%

Results of Operations

The following table sets forth the percentage relationship of certain statement of income data to revenue for the periods indicated.

	Year Ended December 31,		
	2004	2003	2002
Revenue	100.0%	100.0%	100.0%
Cost of educational services	48.3%	53.5%	56.5%
Student services and administrative expenses	28.2%	28.4%	28.5%
Special legal and other investigation costs	4.1%	—%	—%
Operating income	19.4%	18.1%	15.0%
Interest income, net	0.6%	0.4%	0.6%
Income before income taxes	20.0%	18.5%	15.6%

The following table sets forth our total student enrollment as of December 31, 2004, 2003 and 2002:

As of December 31,	Total Student Enrollment	Increase Over Prior Year
2004	40,876	10.2%
2003	37,076	13.6%
2002	32,631	6.0%

The following table sets forth total new student enrollment during the years ended December 31, 2004, 2003 and 2002:

For the Year Ended December 31,	Total New Student Enrollment	Increase Over Prior Year
2004	41,959	16.9%
2003	35,880	16.6%
2002	30,761	4.4%

We generally organize the academic schedule for programs of study offered at our institutes on the basis of four 12-week academic quarters in a calendar year that typically begin in early March, mid-June, early September and late November. To measure the persistence of our students, the number of continuing students in any academic quarter is divided by the total student enrollment as of the end of the immediately preceding academic quarter. A continuing student is any student who, in any academic quarter, is enrolled in a program of study at an ITT Technical Institute and was enrolled in the same program at any ITT Technical Institute at the end of the immediately preceding academic quarter. Total student enrollment includes all new and continuing students enrolled at our ITT Technical Institutes at the end of an academic quarter.

The following table sets forth the rates of our students' persistence for each quarter in 2004, 2003, and 2002:

	For the Three Months Ended,			
	March 31	June 30	Sept 30	Dec 31
2004	78%	75%	71%	78%
2003	77%	77%	73%	80%
2002	79%	77%	73%	80%

Beginning in the second quarter of 2004, we began using the Hybrid Delivery Model with a larger number of our students, which increased the number of courses that we teach online over the Internet to our students. Student retention is typically lower in courses taught online over the Internet compared to courses taught on campus. As a result of the expanded use of the Hybrid Delivery Model, our student persistence rate decreased. We believe that the student persistence rate will continue to decrease until we expect it to stabilize in the second quarter of 2005.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenue. Revenue increased $94.9 million, or 18.2%, to $617.8 million for the year ended December 31, 2004 from $522.9 million for the year ended December 31, 2003, primarily due to:

- a 6.0% increase in tuition rates in March 2004;
- a 13.6% increase in the total student enrollment at December 31, 2003 compared to December 31, 2002; and
- a 16.9% increase in new student enrollment at our institutes in the year ended December 31, 2004 compared to the same period in 2003, which was primarily the result of:
  - the opening of new institutes;
  - an increased number of institutes offering bachelor degree programs;
  - an increased number of new programs of study offered by our institutes;
  - an increased number of responses to our marketing and advertising;
  - operational changes that increased the percentage of new student enrollments arising from those responses;
  - the availability of private student loans to supplement federal student financial aid; and
  - the use of the Hybrid Delivery Model at more institutes.

This increase in revenue was partially offset by a decrease in our students' persistence rate for the year ended December 31, 2004.

Cost of Educational Services. Cost of educational services increased $18.7 million, or 6.7%, to $298.7 million in 2004 from $280.0 million in 2003. The principal causes of this increase included:

- the costs required to service the increased enrollment;
- normal inflationary cost increases for wages, rent and other costs of services;
- increased costs due to opening new institutes (one opened in March 2003, one opened in June 2003, one opened in December 2003, and two opened in December 2004); and
- increased costs associated with implementing the Hybrid Delivery Model at more institutes.

Cost of educational services as a percentage of revenue decreased to 48.3% in 2004 from 53.5% in 2003. The primary causes of this decrease include:

- continued facility and faculty utilization efficiencies;
- certain fixed costs at our institutes that did not increase proportionately with increases in our revenue resulting from increased student enrollment and tuition rate increases;
- new and renegotiated vendor contracts; and

- a net reduction of occupancy costs resulting from our purchase of six facilities in 2003 and one facility in 2004 that we had previously leased.

Student Services and Administrative Expenses. Student services and administrative expenses increased $26.1 million, or 17.6%, to $174.4 million in 2004 from $148.3 million in 2003. Student services and administrative expenses decreased to 28.2% of revenue in 2004 compared to 28.4% of revenue in 2003, primarily due to an increase in the amount of marketing costs deferred as a result of discontinuing the admission processing fee, partially offset by a 19.4% increase in media advertising expenses and an increase in bad debt expense from 1.2% of revenue in 2003 to 1.9% of revenue in 2004.

Special Legal and Other Investigation Costs. Special legal and other investigation costs of $25.1 million were accrued in the year ended December 31, 2004 for our estimated legal and other investigation costs associated with the DOJ investigation of us, the inquiry initiated by the SEC into the allegations being investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us, certain of our current and former executive officers and each of our Directors (collectively, the "Actions"). We incurred $20.7 million of this accrual and $4.4 million of other non-legal investigation costs associated with the Actions during the year ended December 31, 2004. See Note 2 of the Notes to Consolidated Financial Statements set forth elsewhere in this report.

Operating Income. Operating income increased $25.0 million, or 26.5%, to $119.5 million in 2004 from $94.5 million in 2003. The operating margin increased to 19.4% of revenue in 2004 from 18.1% in 2003, primarily due to:

- continued facility and faculty utilization efficiencies;
- new and renegotiated vendor contracts;
- a net reduction of occupancy costs resulting from our purchase of six facilities in 2003 and one facility in 2004 that replaced facilities which we previously leased; and
- certain fixed costs at our institutes that did not increase proportionately with increases in our revenue resulting from increased student enrollment and tuition rate increases.

The increase in operating margin was partially offset by the $25.1 million accrual for special legal and other investigation costs associated with the Actions.

Income Taxes. Our combined effective federal and state income tax rate in both 2004 and 2003 was 39.0%.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Revenue. Revenue increased $68.8 million, or 15.1%, to $522.9 million for the year ended December 31, 2003 from $454.1 million for the year ended December 31, 2002, primarily due to:

- a 5.0% increase in tuition rates in March 2003;
- a 6.0% increase in the total student enrollment at December 31, 2002 compared to December 31, 2001; and
- a 16.6% increase in total new student enrollment at our institutes in 2003 compared to 2002, which is primarily a result of opening new institutes, an increased number of responses to our marketing and advertising, and operational changes that increased the percentage of new student enrollments arising from those responses.

Cost of Educational Services. Cost of educational services increased $23.3 million, or 9.1%, to $280.0 million in 2003 from $256.7 million in 2002. The principal causes of this increase included:

- the costs required to service the increased enrollment;
- normal inflationary cost increases for wages, rent and other costs of services; and
- increased costs due to opening new institutes (one opened in June 2002, three opened in September 2002, one opened in March 2003, one opened in June 2003 and one opened in December 2003).

Cost of educational services as a percentage of revenue decreased to 53.5% in 2003 from 56.5% in 2002. The primary causes of this decrease include:

- continued facility and faculty utilization efficiencies;
- certain fixed costs at our institutes that did not increase proportionately with increases in our revenue resulting from increased student enrollment;
- new and renegotiated vendor contracts;
- a net reduction of occupancy costs resulting from our purchase of 12 facilities that replaced facilities which we had previously leased (six were purchased during the three months ended September 30, 2002 and six were purchased during the year ended December 31, 2003); and
- changes in Indiana tax law that caused the classification of certain Indiana taxes to be changed from cost of educational services to income taxes.

Student Services and Administrative Expenses. Student services and administrative expenses increased $19.2 million, or 14.9%, to $148.3 million in 2003 from $129.1 million in 2002. Student services and administrative expenses decreased to 28.4% of revenue in 2003 compared to 28.5% of revenue in 2002, primarily due to a 17.1% increase in media advertising expenses offset by a reduction in bad debt expense from 1.5% of revenue for 2002 to 1.2% of revenue for 2003.

Operating Income. Operating income increased $26.2 million, or 38.4%, to $94.5 million in 2003 from $68.3 million in 2002. The operating margin increased to 18.1% of revenue in 2003 from 15.0% in 2002, primarily due to:

- continued facility and faculty utilization efficiencies;
- new and renegotiated vendor contracts;
- a net reduction of occupancy costs resulting from our purchase of 12 facilities that replaced facilities which we had previously leased (six were purchased during the three months ended September 30, 2002 and six were purchased during the year ended December 31, 2003);
- a reduction in bad debt expense; and
- changes in Indiana tax law that caused the classification of certain Indiana taxes to be changed from cost of educational services to income taxes.

Income Taxes. Our combined effective federal and state income tax rate in 2003 was 39.0% compared to 38.2% in 2002, primarily due to changes in Indiana and other state tax laws.

Liquidity and Capital Resources

In 2004, we indirectly derived approximately 66% of our revenue, determined on a cash accounting basis as defined by the ED's regulations, from Title IV Programs. Federal regulations dictate the timing of disbursements of funds under Title IV Programs. Students must apply for a new loan for each academic year, which consists of three academic quarters. Loan funds are generally provided by lenders in three disbursements for each academic year. The first disbursement is usually received either 30 days after (in the case of students commencing a program of study) or ten days before the start of the first academic quarter of a student's academic year, and the second and third disbursements are typically received ten days before the start of each subsequent quarter of a student's academic year. While the timing of loan disbursements to us is subject to a student's directions to the lender and to existing regulatory requirements regarding such disbursements, we have typically received student loan funds upon the lender's disbursement of the student loan funds.

On May 10, 2002, we declared a two-for-one split of our common stock, effected on June 6, 2002 by payment of a stock dividend to all shareholders of record at the close of business on May 28, 2002 of one share on each one share of our common stock issued and outstanding or held as treasury stock on May 28, 2002 ("Stock Split"). Our earnings per share amounts and the number of shares in all prior periods have been restated to reflect the Stock Split.

On January 25, 2005, our Board of Directors approved an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 150 million to 300 million ("Amendment"). If the Amendment is approved by our shareholders at our 2005 annual meeting of shareholders, it will become effective upon the filing of a Certificate of Amendment with the Delaware Secretary of State.

Our Board of Directors has authorized us to repurchase outstanding shares of our common stock in the open market or through privately negotiated transactions in accordance with Rule 10b-18 of the Exchange Act.

The following table sets forth the repurchase of outstanding shares of our common stock during 2004, 2003 and 2002:

	Year Ended December 31,		
	2004	2003	2002
Number of shares repurchased	—	1,078,000	2,174,300
Total cost of shares repurchased (in millions)	$—	$ 28.7	$ 44.5
Average cost per share	$—	$ 26.65	$ 20.44

All of the repurchased shares of our common stock became treasury shares upon repurchase and most of the repurchased shares continue to be held as treasury shares. As of December 31, 2004, our existing repurchase authorization permits us to repurchase an additional 4,216,300 shares of our common stock. We may elect to repurchase additional shares of our common stock from time to time in the future, depending on market conditions and other considerations. The purpose of the stock repurchase program is to help us achieve our long-term goal of enhancing shareholder value.

Our principal uses of cash are to pay salaries, occupancy and equipment costs, recruiting and marketing expenses, administrative expenses and taxes, including institute start-up costs for new institutes. We have generated positive cash flows from operations for the past five years. Cash flows from operations in 2004 were $136.2 million, a decrease of $16.0 million from $152.2 million in 2003. This decrease was primarily a result of a large initial increase in cash flows from operations realized in 2003 following the implementation of new cash management strategies, and amounts paid in connection with the Actions. As of December 31, 2004, we had $28.4 million of investments that we plan to hold until maturity. The maturity dates extend beyond one year for $5.4 million of those held-to-maturity investments. As of December 31, 2004, we had $310.6 million of investments in auction rate debt securities, variable rate demand notes and auction rate preferred equity securities that were available for sale. Although the contractual maturity dates for some of our auction rate debt securities and variable rate demand notes extend beyond ten years, we have the ability to quickly liquidate those investments and we do not intend to hold those investments until they mature. Cash and cash equivalents, restricted cash, and investments ranged from a low of $183.7 million in February 2004 to a high of $370.3 million in November 2004.

Our investments in marketable debt securities with remaining contractual maturity dates of 90 days or less are recorded in cash and cash equivalents at cost, which approximates fair market value. We have investments in marketable debt and auction rate preferred equity securities, which are classified as trading, available-for-sale or held-to-maturity, depending on our investment intentions with regard to those securities. Marketable debt securities classified as trading or available-for-sale securities that have remaining contractual maturity dates in excess of 90 days at the time of purchase are recorded at their market value. Marketable debt securities classified as held-to-maturity securities are recorded at their amortized cost, because we have the intent and ability to hold those investments until they mature. Auction rate preferred equity securities classified as available-for-sale securities are recorded at their market value. Investments that we intend to hold for more than one year are recorded as non-current investments.

Our investments included auction rate debt securities, variable rate demand notes and auction rate preferred equity securities that were classified as available-for-sale securities and recorded in short-term investments and investments on our Consolidated Balance Sheets as of December 31, 2004 and 2003. Despite the long-term nature of the contractual maturities of our auction rate debt securities and variable rate demand notes, we have the ability to quickly liquidate those investments. We also had no material gross unrealized holding or realized gains (losses) from our investments in auction rate debt securities and variable rate demand notes for the years ending December 31, 2004, 2003 and 2002. All income generated from those investments was recorded as interest income.

Previously, some of our investments in auction rate debt securities and variable rate demand notes were recorded in cash and cash equivalents instead of short-term investments, based on their interest reset dates rather than their remaining contractual maturity dates. In addition, we had classified some of our investments in auction rate debt securities, variable rate demand notes and auction rate preferred equity securities as held-to-maturity securities. In connection with the preparation of this report, we reassessed the classification and recording of our investments in auction rate debt securities, variable rate demand notes and auction rate preferred equity securities, and we determined that it was appropriate to:

- reclassify as available-for-sale securities all of our auction rate debt securities, variable rate demand notes and auction rate preferred equity securities;
- record on our Consolidated Balance Sheets as of December 31, 2004 and 2003 all of our investments in auction rate debt securities and variable rate demand notes with remaining contractual maturities of:
  - 90 days or less in cash and cash equivalents; and
  - greater than 90 days in either short-term investments or investments, based on our intent and ability to hold those auction rate debt securities and variable rate demand notes; and
- record all of our investments in auction rate preferred equity securities in short-term investments on our Consolidated Balance Sheets as of December 31, 2004 and 2003.

The reclassifications had no impact on our total current assets, cash flows provided by (used for) operating activities, cash flows provided by (used for) financing activities or total consolidated results reported in any period presented.

On December 31, 2004, we had positive working capital of $139.7 million. Deferred revenue, which represents the cash received from students in excess of tuition earned, increased $26.4 million to $156.8 million on December 31, 2004 from $130.4 million on December 31, 2003. This increase was primarily due to the students' use of supplemental private loans and increased tuition revenue resulting from higher tuition rates and increased enrollment.

During 2002, we recorded a $5.0 million minimum pension liability adjustment with respect to our obligations under the ESI Pension Plan and a corresponding $3.1 million reduction in shareholders' equity, which is net of a $1.9 million deferred tax asset. During 2003, we reduced our minimum pension liability by $1.0 million as a result of obtaining an investment return on plan assets in excess of our original estimates, and we recorded a corresponding $0.6 million increase in shareholders' equity, which is net of a $0.4 million deferred tax asset. During 2004, we increased our minimum pension liability by $2.1 million as a result of:

- obtaining an investment return on plan assets less than our original estimate;
- a decrease in our discount rate; and
- refinements made to our future expected benefit payment assumptions.

We also recorded a corresponding $1.3 million reduction in shareholders' equity, which was net of a $0.8 million deferred tax asset.

Under the HEA, an institution may lose its eligibility to participate in some or all Title IV Programs, if the rates at which the institution's students default on their federal student loans exceed specified percentages. An institution whose FFEL/FDL cohort default rate is: (a) 25% or greater for three consecutive federal fiscal years loses eligibility to participate in the FFEL, FDL and Pell programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years; or (b) greater than 40% for one federal fiscal year loses eligibility to participate in the FFEL and FDL programs for the remainder of the federal fiscal year in which the ED determines that the institution has lost its eligibility and for the two subsequent federal fiscal years. If one of the campus groups lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources on similar terms for the students (and their parents) attending an institute in that campus group, the students' ability to finance their education would be adversely affected, our receivables would increase and the number of students attending that campus group would probably decrease, which could have a material adverse effect on our financial condition, results of operations and cash flows. Our campus groups' FFEL/FDL cohort default rates ranged from:

- 4.5% to 17.5% in the 2000 federal fiscal year;
- 4.9% to 12.7% in the 2001 federal fiscal year; and
- 2.1% to 12.1% in the 2002 federal fiscal year, the most recent year for which the ED has published FFEL/FDL official cohort rates.

If an institution's FFEL/FDL cohort default rate is 25% or greater in any of the three most recent federal fiscal years, or if its cohort default rate for loans under the Perkins program exceeds 15% for any federal award year, the ED may place that institution on provisional certification status. The ED may withdraw an institution's provisional certification without advance notice, if the ED determines that the institution is not fulfilling all material requirements. The ED may also more closely review an institution that is provisionally certified, if it applies for approval to open a new location or makes some other significant change affecting its eligibility. Provisional certification does not otherwise limit an institution's access to Title IV Program funds. Provisional certification of our institutes has not had a material adverse effect on our financial condition, results of operations or cash flows, and we do not believe that it will in the future.

The standards of most of the state education authorities that regulate our institutes and the Accrediting Council for Independent Colleges and Schools that accredits our institutes limit how much of a student's tuition and fees an institution can retain for a student who withdraws from the institution. The

HEA and its implementing regulations impose limits on the amount of Title IV Program funds withdrawing students can use to pay their education costs ("Return Policy"). The Return Policy permits a student to use only a pro rata portion of the Title IV Program funds that the student would otherwise be eligible to use, if the student withdraws during the first 60% of any period of enrollment. The institution must return to the appropriate lenders or the ED any Title IV Program funds that the institution receives on behalf of a withdrawing student in excess of the amount the student can use for such period of enrollment. Depending on when a student withdraws during an academic quarter, the Return Policy can reduce the amount of Title IV Program funds that the withdrawing student can use to pay his or her education costs owed to the ITT Technical Institute. In these instances, withdrawing students may be unable to pay all of their education costs that would have been paid by the Title IV Program funds that were returned and we may be unable to collect a significant portion of those costs. Our students' use of supplemental private loans has improved our collection of the students' education costs.

Under a provision of the HEA commonly referred to as the "90/10" Rule, a for-profit institution, such as each of our campus groups, becomes ineligible to participate in Title IV Programs if, on a cash accounting basis, the institution derives more than 90% of its applicable revenue for a fiscal year from Title IV Programs. For our 2004 fiscal year, the range of our campus groups was from approximately 58% to approximately 75%.

In 2003, we purchased the facilities of five of our institutes and our corporate headquarters for a total of $25.7 million. In 2004, we purchased a facility for one of our institutes for $3.8 million. We previously leased these facilities under operating lease agreements. In addition, we purchased four parcels of land in 2004 for $4.9 million on which we have commenced construction of facilities. During 2004, we spent $7.7 million on the construction of facilities for four of our institutes. We have agreed to construct four facilities and purchase two existing facilities for our institutes at a cost of $19.5 million, all of which is expected to be incurred in 2005. We may purchase or build additional facilities for our institutes in 2005.

Our capital assets, other than our facilities discussed above, consist primarily of classroom and laboratory equipment (such as computers, electronic equipment and robotic systems), classroom and office furniture, software and leasehold improvements. Capital expenditures, excluding facility and land purchases and facility construction, totaled $19.1 million in 2004 and $14.4 million during 2003. To date, cash generated from operations has been sufficient to meet our capital expenditures.

We plan to continue to upgrade and expand current facilities and equipment. We expect that 2005 capital expenditures, excluding facility and land purchases and facility construction, will be approximately $20 to $25 million. The capital additions are approximately $0.6 million for a new institute and $0.1 million for a new learning site. We anticipate that our planned capital additions can be funded from cash flows from operations. Cash flows on a long-term basis are highly dependent upon the receipt of Title IV Program funds and the amount of funds spent on new institutes, new learning sites, curricula additions at existing institutes and possible acquisitions.

We do not believe that any reduction in cash and cash equivalents or investments that may result from their use to effect any future stock repurchases, facility purchases or construction of facilities will have a material adverse effect on:

- our expansion plans;
- planned capital expenditures;
- ability to meet any applicable regulatory financial responsibility standards; or
- ability to conduct normal operations.

Contractual Obligations

The following table sets forth the specified contractual obligations as of December 31, 2004.

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
		(Dollars in thousands)			
Operating Lease Obligations	$129,249	$ 26,436	$44,102	$33,822	$ 24,889
Purchase Obligations	4,709	4,709(a)	—	—	—
Total	$133,958	$ 31,145	$44,102	$33,822	$ 24,889

(a) Represents the cost to purchase one facility that was consummated in January 2005. It does not include agreements to purchase one existing facility for a cost of $7,500 or to continue constructing buildings for four other facilities at a total cost not to exceed $7,250. These agreements do not constitute purchase obligations as defined by SFAS No. 47, "Disclosure of Long Term Obligations." We expect to incur these costs in 2005.

Off-Balance Sheet Arrangements

As of December 31, 2004, we leased our non-owned facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next 12 years and management expects that:

- those leases will be renewed or replaced by other leases in the normal course of business;
- we may purchase the facilities represented by those leases; or
- we may purchase or build other replacement facilities.

There are no material restrictions imposed by the lease agreements, and we have not entered into any significant guarantees related to the leases. We are required to make additional payments under the operating lease terms for taxes, insurance and other operating expenses incurred during the operating lease period.

As part of our normal course of operations, one of our insurers issues surety bonds for us that are required by various education authorities that regulate us. We are obligated to reimburse our insurer for any of those surety bonds that are paid by the insurer. As of December 31, 2004, the total face amount of those surety bonds was $9.3 million. We have also provided a $7.0 million irrevocable standby letter of credit to our insurer to secure our obligations under those surety bonds. The letter of credit is collateralized by our investments. In addition, we have provided a $2.1 million irrevocable letter of credit to our workers' compensation insurance providers to secure payment of our workers' compensation claims.

From 1994 through 1999, we entered into agreements with unaffiliated, private funding sources to provide supplemental loans to students to help pay the students' cost of education that federal and state financial aid sources did not cover. Some of these agreements required us to guarantee repayment of the supplemental student loans if the students fail to pay. The outstanding loans under these agreements at December 31, 2004 aggregated $976,000, for which we have reserved $944,000 for our guarantee obligation.

Certain of our current and former officers and Directors are or may become a party in certain of the Actions. Our By-Laws and Restated Certificate of Incorporation obligate us to indemnify our officers and Directors to the fullest extent permitted by Delaware law, provided that their conduct complied with certain requirements. We are obligated to advance defense costs to our officers and Directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, our indemnity obligation can, under certain circumstances, include indemnifiable judgments, penalties, fines and amounts paid in settlement in connection with the Actions.

Except for the operating lease agreements, the surety bonds, the standby letters of credit, the guarantees and the indemnification of our officers and Directors disclosed above, we do not have any off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our investments in marketable debt securities with remaining contractual maturity dates of 90 days or less are recorded in cash and cash equivalents at cost, which approximates market value. We have investments in marketable debt and auction rate preferred equity securities, which are classified as trading, available-for-sale or held-to-maturity, depending on our investment intentions with regard to those securities. Marketable debt securities classified as trading or available-for-sale securities that have remaining contractual maturity dates in excess of 90 days at the time of purchase are recorded at their market value. Marketable debt securities classified as held-to-maturity securities are recorded at their amortized cost, because we have the intent and ability to hold those investments until they mature. Auction rate preferred equity securities classified as available-for-sale securities are recorded at their market value. Investments that we intend to hold for more than one year are recorded as non-current investments.

We estimate that the market risk associated with our investments in marketable debt and auction rate preferred equity securities can best be measured by a potential decrease in the fair value of these securities resulting from a hypothetical 10% increase in interest rates. If such a hypothetical increase in rates were to occur, the reduction in the market value of our portfolio of marketable debt and auction rate preferred equity securities would not be material.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a set of disclosure controls and procedures ("DCP") that are designed to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is: (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (b) accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures. As of December 31, 2004, we conducted an evaluation of the effectiveness of the design and operation of our DCP pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, our management concluded that our DCP were effective as of December 31, 2004.

Internal Control Over Financial Reporting

Our management's report on internal control over financial reporting appears on page C-50 of this Annual Report and is incorporated herein by reference.

Our management's assessment of the effectiveness of our internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, ("ICFR") as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its report dated March 14, 2005, which appears beginning on page C-50 of this Annual Report and is incorporated herein by reference.

There were no changes in our ICFR during our fourth fiscal quarter of 2004 that materially affected or are reasonably likely to materially affect our ICFR.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act ("ICFR"). Our ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
- provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors (as appropriate); and
- provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our ICFR as of December 31, 2004. In making this assessment, our management used the criteria for *Internal Control-Integrated Framework* set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using these criteria, our management concluded that we maintained effective ICFR as of December 31, 2004.

Our management's assessment of the effectiveness of our ICFR as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its accompanying report.

ITT Educational Services, Inc.
Carmel, Indiana
March 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ITT Educational Services, Inc.:

We have completed an integrated audit of ITT Educational Services, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing in Item 15(a)(1) present fairly, in all material respects, the financial position of ITT Educational Services, Inc. and its subsidiaries (the Company) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing in Item15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Indianapolis, Indiana
March 14, 2005

CONSOLIDATED FINANCIAL STATEMENTS

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2004	December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 9,389	$ 43,042
Restricted cash	8,194	8,496
Short-term investments	332,570	189,169
Accounts receivable, less allowance for doubtful accounts of $1,518 and $1,644	10,430	9,398
Deferred and prepaid income tax	6,587	2,906
Prepaids and other current assets	5,611	3,635
Total current assets	372,781	256,646
Property and equipment, net	98,746	81,503
Direct marketing costs	14,713	10,844
Investments	6,363	13,467
Other assets	786	810
Total assets	$ 493,389	$ 363,270
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 33,769	$ 36,543
Accrued compensation and benefits	16,122	16,986
Other accrued liabilities	26,418	18,444
Deferred revenue	156,792	130,364
Total current liabilities	233,101	202,337
Deferred income tax	12,842	4,691
Minimum pension liability	9,101	7,012
Other liabilities	3,271	3,106
Total liabilities	258,315	217,146
Commitments and contingent liabilities (Note 10)		
Shareholders' equity		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 150,000,000 shares authorized, 54,068,904 issued and outstanding	540	540
Capital surplus	59,657	52,688
Retained earnings	293,910	221,400
Accumulated other comprehensive income (loss)	(5,532)	(4,263)
Treasury stock, 8,074,919 and 8,638,535 shares, at cost	(113,501)	(124,241)
Total shareholders' equity	235,074	146,124
Total liabilities and shareholders' equity	$ 493,389	$ 363,270

The accompanying notes are an integral part of these financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Revenue	$617,834	$522,856	$454,118
Costs and Expenses			
Cost of educational services	298,747	280,006	256,675
Student services and administrative expenses	174,396	148,329	129,134
Special legal and other investigation costs	25,143	—	—
Total costs and expenses	498,286	428,335	385,809
Operating income	119,548	94,521	68,309
Interest income, net	3,834	1,995	2,684
Income before income taxes	123,382	96,516	70,993
Income taxes	48,119	37,658	27,139
Net income	$ 75,263	$ 58,858	$ 43,854
Earnings per common share (basic)	$ 1.64	$ 1.31	$ 0.96
Earnings per common share (diluted)	$ 1.61	$ 1.27	$ 0.94

The accompanying notes are an integral part of these financial statements.

ITT EDUCATIONAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2004	2003	2002
Cash flows provided by (used for) operating activities:			
Net income	$ 75,263	$ 58,858	$ 43,854
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18,249	21,190	21,117
Provision for doubtful accounts	11,996	6,134	6,872
Deferred taxes	5,290	(2,835)	2,156
Increase/decrease in operating assets and liabilities:			
Short-term investments	13,347	12,197	15,397
Accounts receivable	(13,028)	(6,559)	(3,166)
Direct marketing costs	(3,869)	(235)	(89)
Accounts payable and accrued liabilities	4,501	33,647	13,304
Prepaids and other assets	(1,952)	2,400	1,541
Deferred revenue	26,428	27,367	25,845
Net cash provided by (used for) operating activities	136,225	152,164	126,831
Cash flows provided by (used for) investing activities:			
Facility expenditures and land purchases	(16,376)	(25,718)	(19,843)
Capital expenditures, net	(19,116)	(14,391)	(14,265)
Proceeds from sales and maturities of investments	1,128,172	179,230	—
Purchase of investments	(1,277,816)	(368,392)	—
Net cash provided by (used for) investing activities	(185,136)	(229,271)	(34,108)
Cash flows provided by (used for) financing activities:			
Purchase of treasury stock	—	(28,726)	(44,451)
Exercise of stock options	14,956	26,334	13,601
Net cash flow provided by (used for) financing activities	14,956	(2,392)	(30,850)
Net increase (decrease) in cash, cash equivalents and restricted cash	(33,955)	(79,499)	61,873
Cash, cash equivalents and restricted cash at beginning of period	51,538	131,037	69,164
Cash, cash equivalents and restricted cash at end of period	$ 17,583	$ 51,538	$131,037
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes	$ 34,965	$ 24,240	$ 17,328
Non-cash financing activities:			
Issuance of treasury stock for 2002 Bonus Parameters and Directors Deferred Compensation Plan	$ —	$ 9	$ 883

The accompanying notes are an integral part of these financial statements.

ITT EDUCATIONAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock		Capital	Retained	Compre hensive	Accumulated Other Compre- hensive	Treasury Stock		
	Shares(a)	Amount	Surplus	Earnings	Income	Income (Loss	Shares(a)	Amount	Total
Balance as of December 31, 2001	54,069	$270	$ 37,355	$ 148,602		$(1,837)	(7,748)	$(106,202)	$ 78,188
Exercise of stock options				(7,925)			885	18,218	10,293
Tax benefit from exercise of stock options			3,308						3,308
Purchase of treasury stock							(2,174)	(44,451)	(44,451)
Issue treasury stock for 2002 Bonus Parameters				(122)			48	968	846
Issue treasury stock for Directors Deferred Compensation Plan							3	37	37
2-for-1 stock split		270	(270)						—
Comprehensive income:									
Net income for 2002				43,854	$ 43,854				43,854
Other comprehensive income (loss), net of tax:									
Minimum pension liability adjustment					(3,051)	(3,051)			(3,051)
Other comprehensive income (loss)					(3,051)				
Comprehensive income					$ 40,803				
Balance as of December 31, 2002	54,069	540	40,393	$ 184,409		(4,888)	(8,986)	(131,430)	89,024
Exercise of stock options				(21,867)			1,425	35,906	14,039
Tax benefit from exercise of stock options			12,295						12,295
Purchase of treasury stock							(1,078)	(28,726)	(28,726)
Issue treasury stock for Directors Deferred Compensation Plan							1	9	9
Comprehensive income:									
Net income for 2003				58,858	$ 58,858				58,858
Other comprehensive income, net of tax:									
Minimum pension liability adjustment					625	625			625
Other comprehensive income					625				
Comprehensive income					$ 59,483				
Balance as of December 31, 2003	54,069	540	52,688	221,400		(4,263)	(8,638)	(124,241)	146,124
Exercise of stock options			614	(2,753)			563	10,740	8,601
Tax benefit from exercise of stock options			6,355						6,355
Comprehensive income:									
Net income for 2004				75,263	$ 75,263				75,263
Other comprehensive income, net of tax:									
Minimum pension liability adjustment					(1,269)	(1,269)			(1,269)
Other comprehensive income					(1,269)				
Comprehensive income					$ 73,994				
Balance as of December 31, 2004	54,069	$540	$ 59,657	$ 293,910		$(5,532)	(8,075)	$(113,501)	$235,074

(a) The number of shares in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective June 6, 2002.

The accompanying notes are an integral part of these financial statements.

ITT EDUCATIONAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

(Dollar amounts in thousands, except per share data and unless otherwise stated)

1. Summary of Accounting Principles and Policies

Business Activities. We are a leading proprietary postsecondary education system in the United States, and we primarily offer career-focused, technical degree programs of study. At December 31, 2004, we operated 77 technical institutes throughout the United States. We maintain our corporate headquarters in Carmel, Indiana.

Principles of Consolidation. The consolidated financial statements include both our and our wholly-owned subsidiaries' accounts. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates. The preparation of these financial statements, in conformity with generally accepted accounting principles, includes estimates that are determined by our management. Actual results may differ from estimates used.

Reclassifications. Certain reclassifications have been made to conform to the 2004 presentation.

Revision in the Classification of Certain Cash Equivalents and Investments. Certain cash equivalents and investments reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation. Previously, some of our investments in auction rate debt securities and variable rate demand notes were recorded in cash and cash equivalents instead of short-term investments, based on their interest reset dates rather than their remaining contractual maturity dates. In addition, we had classified some of our investments in auction rate debt securities, variable rate demand notes and auction rate preferred equity securities as held-to-maturity securities. In connection with the preparation of this report and in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins," we reassessed the classification and recording of our investments in auction rate debt securities, variable rate demand notes and auction rate preferred equity securities, and we determined that it was appropriate to:

- reclassify as available-for-sale securities all of our auction rate debt securities, variable rate demand notes and auction rate preferred equity securities;
- record on our Consolidated Balance Sheets as of December 31, 2004 and 2003 all of our investments in auction rate debt securities and variable rate demand notes with remaining contractual maturities of:
  - 90 days or less in cash and cash equivalents; and
  - greater than 90 days in either short-term investments or investments, based on our intent and ability to hold those auction rate debt securities and variable rate demand notes; and
- record all of our investments in auction rate preferred equity securities in short-term investments on our Consolidated Balance Sheets as of December 31, 2004 and 2003.

As a result, our Consolidated Balance Sheets were affected as follows:

- cash and cash equivalents decreased and short-term investments increased by $121,960 as of December 31, 2004 and $125,231 as of December 31, 2003; and
- investments as of December 31, 2004 and 2003 did not change.

We also made corresponding adjustments to our Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 in accordance with SFAS No. 95, "Statement of Cash Flows," to reflect (a) the reclassification as available-for-sale securities of all of our auction rate debt securities, variable rate demand notes and auction rate preferred equity securities, and (b) the gross purchases and sales of our auction rate debt securities, variable rate demand notes and auction rate preferred equity securities as investing activities, rather than as a component of cash and cash equivalents, as follows:

- net cash provided by proceeds from sales and maturities of investments increased $909,990 for the year ended December 31, 2004, $102,230 for the year ended December 31, 2003 and $0 for the year ended December 31, 2002;
- net cash used for purchase of investments increased $906,719 for the year ended December 31, 2004, $227,461 for the year ended December 31, 2003 and $0 for the year ended December 31, 2002; and
- net increase (decrease) in cash, cash equivalents and restricted cash increased $3,271 for the year ended December 31, 2004, decreased $125,231 for the year ended December 31, 2003 and did not change for the year ended December 31, 2002.

The reclassifications had no impact on our total current assets, cash flows provided by (used for) operating activities, cash flows provided by (used for) financing activities or total consolidated results reported in any period presented.

Cash Equivalents. Our investments in marketable debt securities with remaining contractual maturity dates of 90 days or less are recorded in cash and cash equivalents at cost, which approximates fair market value.

Investments. We have investments in marketable debt and auction rate preferred equity securities, which are classified as trading, available-for-sale or held-to-maturity, depending on our investment intentions with regard to those securities. Marketable debt securities classified as trading or available-for-sale securities that have remaining contractual maturity dates in excess of 90 days at the time of purchase are recorded at their market value. Marketable debt securities classified as held-to-maturity securities are recorded at their amortized cost, because we have the intent and ability to hold those investments until they mature. Auction rate preferred equity securities classified as available-for-sale securities are recorded at their market value. Investments that we intend to hold for more than one year are recorded as non-current investments.

Our investments included auction rate debt securities, variable rate demand notes and auction rate preferred equity securities that were classified as available-for-sale securities and recorded in short-term investments and investments on our Consolidated Balance Sheets as of December 31, 2004 and 2003. Despite the long-term nature of the contractual maturities of our auction rate debt securities and variable rate demand notes, we have the ability to quickly liquidate those investments. We also had no material gross unrealized holding or realized gains (losses) from our investments in auction rate debt securities and variable rate demand notes for the years ending December 31, 2004, 2003 and 2002. All income generated from those investments was recorded as interest income.

The cost of securities sold is based on the first-in, first-out method. All of our investments are in marketable debt and auction rate preferred equity securities.

	As of December 31, 2004				As of December 31, 2003			
	Trading Securities	Available-For-Sale	Held-to-Maturity	Total	Trading Securities	Available-For-Sale	Held-to-Maturity	Total
Short-term investments	$—	$ 309,567	$ 23,003	$332,570	$13,347	$ 160,233	$ 15,589	$189,169
Non-current investments	—	1,000	5,363	6,363	—	7,895	5,572	13,467
	$—	$ 310,567	$ 28,366	$338,933	$13,347	$ 168,128	$ 21,161	$202,636

Investment income for the years ended December 31, 2004, 2003 and 2002 consists of:

	Year Ended December 31,		
	2004	2003	2002
Net realized gains (losses) on the sale of investments	$ 19	$ (27)	$ (48)
Interest income, net	3,844	2,292	2,463
Change in net unrealized holding gain (loss)	(29)	(270)	269
	$3,834	$1,995	$2,684

The contractual maturities of our marketable debt securities classified as available-for-sale as of December 31, 2004 were as follows:

Available-For-Sale	Fair Value
Due after five years through ten years	$ 8,636
Due after ten years	167,897
	$176,533

The above table excludes $134,034 of auction rate preferred equity securities that were classified as available-for-sale securities as of December 31, 2004. Our non-current investments that were classified as held-to-maturity securities as of December 31, 2004 had remaining contractual maturities between one and two years.

Property and Equipment. We include all property and equipment in our financial statements at cost. We apply the American Institute of Certified Public Accountants Statements of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Facility construction costs are capitalized as incurred, and depreciation commences upon completion of the construction. We have historically paid for all real estate projects without any external financing and, therefore, we do not have any capitalized interest. Provisions for depreciation of property and equipment have generally been made using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Estimated useful lives generally range from three to ten years for furniture and equipment, three to 14 years for leasehold improvements, 20 to 40 years for buildings and three to eight years for capitalized software. Maintenance, repairs and renewals not of a capital nature are expensed as incurred. Fully depreciated assets no longer in use are removed from both the asset and accumulated depreciation accounts in the year of their retirement. Any gains or losses on dispositions are credited or charged to income, as appropriate.

We apply SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We regularly review our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If we determine that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we recognize a loss to the extent the carrying amount exceeds the fair value of that asset. We base our impairment analyses of long-lived assets on our current business strategy, expected growth rates and estimates of future economic and regulatory conditions.

Fair Value of Financial Instruments. The carrying amounts reported on the balance sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other accrued liabilities and deferred revenue approximate fair value because of the immediate or short-term maturity of these financial instruments. Investments classified as trading securities are recorded at their market value.

Revision in the Classification of Certain Revenue. Certain revenue reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation. Prior to 2003, if a student withdrew, the tuition revenue related to the remainder of that academic quarter and the fee revenue related to the remainder of the student's program were recorded and the amount of any refund resulting from the application of federal, state or accreditation requirements or our refund policy was recorded as an expense. In 2003, we began classifying tuition and fee revenue by netting the corresponding revenue and expense related to the remaining tuition and fees with any related refund recorded for students who withdrew. As a result, revenue and cost of educational services have each been reduced by $10,828 for the year ended December 31, 2002. The reclassifications had no impact on our total consolidated results reported in any period presented.

Recognition of Revenue. Tuition revenue is recorded on a straight-line basis over the length of the applicable course. If a student withdraws from an institute, the standards of most state education authorities that regulate our institutes, the accrediting commission that accredits our institutes and our own internal policy limit a student's obligation for tuition and fees to the institute depending on when the student withdraws during an academic quarter ("Refund Policies"). The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic quarter that has elapsed at the time the student withdraws. The greater the portion of the academic quarter that has elapsed at the time the student withdraws, the greater the student's obligation is to the institute for the tuition and fees related to that academic quarter. We record revenue net of any refunds paid as a result of any applicable Refund Policy. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred revenue.

The cost of textbooks is included in the tuition and is amortized on a straight-line basis over the applicable course length and the deferral of textbook costs is recorded in prepaids and other current assets. Tool kit sales and the related cost of the tool kits are recognized at the beginning of the academic quarter. Academic fees (which are charged only one time to students on their first day of class attendance) and admission processing fees (which, prior to their discontinuance in 2003, were charged only one time to students upon being evaluated for admission to their programs of study) are recognized as revenue on a straight-line basis over the average program length of 24 months. Deferred revenue is recorded for fees collected in excess of revenue recognized. If a student withdraws from an institute, all unrecognized revenue relating to his or her fees, net of any refunds paid as a result of any applicable Refund Policy, is recognized upon the student's departure. Administrative fees, which are charged to students when they withdraw or graduate from their programs of study at an institute, are recognized when the students withdraw or graduate from their programs of study at the institute.

We report 12 weeks of tuition revenue in each of our four fiscal quarters. We standardized the number of weeks of revenue reported in each fiscal quarter, because the timing of student breaks in a calendar quarter can fluctuate from quarter to quarter each year. The total number of weeks of school during each year is 48.

Advertising Costs. We expense all advertising costs as incurred.

Direct Marketing Costs. Direct costs incurred relating to the enrollment of new students are capitalized using the successful efforts method. Direct marketing costs include salaries and employee benefits of recruiting representatives and other direct costs less admission processing fees, if any. Successful efforts is the ratio of students enrolled to prospective students interviewed. We amortize our direct marketing costs on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with those assets. We define a cost pool as the group of students that begin each academic quarter ("Class"). The direct marketing costs that are capitalized with respect to a particular Class are amortized using a method that corresponds to the amount of tuition revenue that will be recognized in each academic quarter for that Class. Since we recognize tuition revenue for a Class on a straight-line basis over the program length, we also recognize the amortization of the capitalized direct marketing costs with respect to that Class on a straight-line basis over the same period. If a student withdraws, however, any remaining amount of the capitalized direct marketing costs related to that student is expensed immediately, because the realizability of the remaining capitalized direct marketing costs related to that student is impaired.

We review the carrying amount of the capitalized direct marketing costs on a regular basis in order to compare the recorded amounts with the estimated remaining future revenue streams associated with those assets. If we determine that the value of the capitalized direct marketing costs recorded exceeds the remaining future revenue estimated to be generated from those assets, the excess amount is written off and recorded as an advertising expense for the related period.

Direct marketing costs on the balance sheet totaled $14,713 at December 31, 2004 and $10,844 at December 31, 2003, net of accumulated amortization of $14,949 at December 31, 2004 and $11,211 at December 31, 2003.

Income Taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," we account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of our assets and liabilities.

Contingent Liabilities. We are subject to litigation in the ordinary course of our business. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we record a liability for the loss. The liability recorded includes probable and estimable legal costs associated with the claim or potential claim. If the loss is not probable or the amount of the loss cannot be reasonably estimated, we disclose the claim if the likelihood of a potential loss is reasonably possible and the amount involved is material.

Treasury Stock. Our Board of Directors has authorized us to repurchase outstanding shares of our common stock in the open market or through privately negotiated transactions in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The purpose of the stock repurchase program is to help us achieve our long-term goal of enhancing shareholder value. Treasury stock is accounted for under the last in, first out method.

Earnings Per Common Share. On May 10, 2002, we declared a two-for-one split of our common stock, effected on June 6, 2002 by payment of a stock divided to all shareholders of record at the close of business on May 28, 2002 of one share on each one share of our common stock issued and outstanding or held as treasury stock on May 28, 2002. Our earnings per share amounts and the number of shares in all prior periods have been restated to reflect this stock split.

Earnings per common share for all periods have been calculated in conformity with SFAS No. 128, "Earnings Per Share." This data is based on historical net income and the average number of shares of our common stock outstanding during each period.

	Average shares outstanding for the year ended December 31,		
	2004	2003	2002
	(in thousands)		
Basic	45,791	45,086	45,736
Diluted	46,808	46,280	46,793

The difference in the number of shares used to calculate basic and diluted earnings per share represents the average number of shares issued under our stock option plans less shares assumed to be purchased with proceeds from the exercise of those stock options. Shares underlying outstanding stock options with exercise prices greater than the average market price of our common stock (613,000 shares at December 31, 2004, 1,000 shares at December 31, 2003 and 97,000 shares at December 31, 2002) have been excluded from the calculation of our earnings per common share, because the effect would be anti-dilutive.

Authorized Shares. On January 25, 2005, our Board of Directors approved an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 150 million to 300 million ("Amendment"). If the Amendment is approved by our shareholders at our 2005 annual meeting of shareholders, it will become effective upon the filing of a Certificate of Amendment with the Delaware Secretary of State.

Stock Options. We adopted and our stockholders approved the ITT Educational Services, Inc. 1994 Stock Option Plan ("1994 Stock Plan") and the 1997 ITT Educational Services, Inc. Incentive Stock Plan ("1997 Stock Plan"). We also established the 1999 Outside Directors Stock Option Plan ("1999 Directors Stock Plan"), which provides for awards of non-qualified stock options to non-employee directors. We have adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements for the Plans. We have elected, as permitted by the standard, to continue following the intrinsic value based method of accounting for stock options consistent with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our common stock at the measurement date over the exercise price.

If compensation costs for the plans had been determined based on the fair value of the stock options at grant date consistent with SFAS No. 123, our compensation costs would have increased and our net income and earnings per share for the years ended December 31, 2004, 2003 and 2002 would have been reduced to the proforma amounts indicated below:

	Year Ended December 31,		
	2004	2003	2002
Net income as reported	$75,263	$58,858	$43,854
Deduct: Total stock-based employee compensation expense determined under the fair value based method for stock options, net of tax	(7,457)	(5,099)	(3,601)
Proforma net income	$67,806	$53,759	$40,253
Earnings per share:			
Basic as reported	$ 1.64	$ 1.31	$ 0.96
Basic proforma	$ 1.48	$ 1.19	$ 0.88
Impact of stock options	$ (0.16)	$ (0.12)	$ (0.08)
Diluted as reported	$ 1.61	$ 1.27	$ 0.94
Diluted proforma	$ 1.45	$ 1.16	$ 0.86
Impact of stock options	$ (0.16)	$ (0.11)	$ (0.08)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the three years ended December 31:

	Year Ended December 31,		
	2004	2003	2002
Risk free interest rates	3.3%	2.7%	4.4%
Expected lives (in years)	5	5	5
Volatility	58%	57%	56%
Dividend yield	None	None	None

New Accounting Pronouncements.

In January and May 2004, the Financial Accounting Standards Board ("FASB") issued two staff positions with respect to the application of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to the accounting and disclosure requirements associated with the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Drug Act"). The Drug Act affects postretirement health care benefits that companies may provide to their employees. We do not provide any postretirement health care benefits to our employees, and, therefore, those staff positions do not have an impact on our financial condition or results of operations.

In June 2004, the FASB's Emerging Issues Task Force ("EITF") issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides further guidance on the meaning of other-than-temporary impairment and its application to debt and equity securities in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired. The disclosure requirements of EITF 03-1, however, are effective for annual periods ending after June 15, 2004. Until further guidance is provided by the FASB, we are unable to determine the effect, if any, that EITF 03-1 will have on our financial condition or results of operations. See Note 1 for additional disclosures regarding our investments.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" that revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under this revised standard, all share-based payments to employees, including grants of employee stock options, must be reflected in the financial statements using the fair value method with the related expenses recognized over the service period. SFAS No. 123R will be effective for periods beginning after June 15, 2005 and allows for several alternative transition methods. We expect to adopt SFAS No. 123R in our third fiscal quarter of 2005 on a modified-prospective basis without restating prior interim periods, which will require that we recognize compensation expense for all stock option and other equity-based awards that vest or become exercisable after the effective date. We are currently evaluating the impact that SFAS No. 123R will have on our financial condition or results of operations.

2. Special Legal and Other Investigation Costs

Consistent with our accounting policy for contingent liabilities (pursuant to which we accrue probable legal costs associated with a claim or a potential claim), we recorded a charge of $20,705 in the year ended December 31, 2004 for estimated legal costs associated with the investigation of us being conducted by the U.S. Department of Justice ("DOJ"), the inquiry initiated by the SEC into the allegations being investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us, certain of our current and former executive officers and each of our Directors (collectively, the "Actions"), as described below in Note 10. During the year ended December 31, 2004, we were billed $15,950 of those legal costs. We regularly evaluate the reasonableness of our estimate of the probable legal costs associated with the Actions and make any adjustments considered necessary. We believe that it is probable that we will incur at least $20,705 in legal costs related to these matters. Due to the uncertainty regarding the outcomes of these matters, however, we cannot estimate the maximum amount of costs that we could potentially incur with respect to these matters. In accordance with the financial accounting standards for loss contingencies, we have accrued what we believe to be a reasonable estimate of costs that it is probable we will incur. If our estimate proves to be inadequate, however, it is possible that we could subsequently be required to record a charge to earnings which could have a material adverse effect on our results of operations.

We incurred non-legal costs related to the Actions in the amount of $4,438 during the year ended December 31, 2004. Those costs were expensed as incurred and primarily included fees charged by our independent registered public accounting firm for the performance of extended audit procedures as a result of the Actions, costs to create an electronic database of all documents seized in connection with the DOJ investigation and other non-legal costs related to the Actions.

3. Financial Aid Programs

We participate in various federal student financial aid programs under Title IV ("Title IV Programs") of the Higher Education Act of 1965, as amended ("HEA"). Approximately 66% of our 2004 revenue, determined on a cash accounting basis as defined by the U.S. Department of Education's ("ED") regulations, was indirectly derived from funds distributed under these programs.

As of December 31, 2004, we no longer participate in the Federal Perkins Loan ("Perkins") program. We administered on behalf of the federal government a pool of Perkins student loans which aggregated $0 at December 31, 2004 and $107 at December 31, 2003. We have recorded in our financial statements only our aggregate mandatory contributions to this program, which aggregated $0 at December 31, 2004 and $32 at December 31, 2003. In order to cover potential losses related to funds committed by us under the Perkins program, we provided $32 at December 31, 2003.

We administer the Title IV Programs in separate accounts as required by government regulation. We are required to administer the funds in accordance with the requirements of the HEA and the ED's regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event we do not comply with federal requirements, or if student loan default rates rise to a level considered excessive by the federal government, we could lose our eligibility to participate in Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Our management believes that we are in substantial compliance with the federal requirements.

4. Restricted Cash

We participate in the Electronic Funds Transfer ("EFT") program through the ED. All monies transferred to us via the EFT program are subject to certain holding period restrictions, generally from three to seven days, before they can be drawn into our cash account. These amounts are classified as restricted cash until they are applied to the students' accounts.

5. Property and Equipment

Fixed assets include the following:

	As of December 31,	
	2004	2003
Furniture and equipment	$111,550	$ 124,899
Buildings	37,691	34,491
Leasehold improvements	7,679	8,954
Capitalized software	13,088	12,904
Construction in progress	8,545	40
Land and land improvements	17,249	11,452
	195,802	192,740
Less accumulated depreciation	(97,056)	(111,237)
	$ 98,746	$ 81,503

Accumulated depreciation includes accumulated amortization of capitalized software of $5,318 at December 31, 2004 and $6,454 at December 31, 2003. Depreciation and amortization expense includes software amortization of $2,380 for the year ended December 31, 2004, $3,326 for the year ended December 31, 2003, and $2,491 for the year ended December 31, 2002.

6. Taxes

The provision (benefit) for income taxes attributable to income before income taxes includes the following:

	Year Ended December 31,		
	2004	2003	2002
Current			
Federal	$36,471	$34,765	$22,263
State	6,359	5,728	2,720
	42,830	40,493	24,983
Deferred			
Federal	4,413	(2,365)	1,800
State	876	(470)	356
	5,289	(2,835)	2,156
	$48,119	$37,658	$27,139

Deferred tax assets (liabilities) include the following:

	As of December 31,		
	2004	2003	2002
Direct marketing costs	$ (5,771)	$(4,253)	$ (4,161)
Capitalized software	(3,047)	(2,530)	(3,903)
Deferral of book costs	(1,985)	(1,425)	(1,665)
Depreciation	(4,161)	—	—
Prepaid pension	(4,154)	(1,734)	(1,849)
Total deferred tax liabilities	(19,118)	(9,942)	(11,578)
Deferred revenue	1,719	2,102	1,987
Depreciation	—	—	250
Minimum pension liability	3,569	2,750	3,153
Legal reserve	2,692	741	635
Accrued compensation plans	1,020	—	—
Accrued medical claims	1,507	—	—
Other	2,357	2,564	1,337
Total deferred tax assets	12,864	8,157	7,362
Net deferred tax assets (liabilities)	$ (6,254)	$(1,785)	$ (4,216)

Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	Year Ended December 31,		
	2004	2003	2002
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.9%	3.8%	2.8%
Permanent differences and other	0.1%	0.2%	0.4%
Effective income tax rate	39.0%	39.0%	38.2%

Other accrued liabilities includes: income taxes payable of $10,230 as of December 31, 2004 and $8,722 as of December 31, 2003; and other taxes payable of $3,508 as of December 31, 2004 and $3,761 as of December 31, 2003.

7. Retirement Plans

Employee Pension Benefits. Our ESI Pension Plan, a non-contributory defined benefit pension plan, commonly referred to as a cash balance plan, covers substantially all of our employees who began their employment with us prior to June 2, 2003. This plan provides benefits based on an employee's annual earnings times an established percentage of pay determined by the employee's age and years of benefit service. Effective June 2, 2003, we closed participation in the ESI Pension Plan to all new employees. Employees who begin their employment with us on or after June 2, 2003 do not participate in the ESI Pension Plan. The ESI Pension Plan participants will continue to receive annual allocations and accrue benefit and vesting service according to the terms of the ESI Pension Plan.

Our ESI Excess Pension Plan, a non-qualified, unfunded retirement plan, covers a select group of our management. This plan provides for payment of those benefits at retirement that cannot be paid from the ESI Pension Plan due to federal statutory limits on the amount of benefits that can be paid and compensation that can be recognized under a tax-qualified retirement plan. The practical effect of the ESI Excess Pension Plan is to provide retirement benefits to all of our employees who participate in the ESI Pension Plan on a uniform basis.

The following tables are based on an actuarial valuation date as of September 30 and amounts recognized in our consolidated financial statements as of December 31:

Net periodic benefit cost for the plans:

	Year Ended December 31,		
	2004	2003	2002
Service cost	$ 6,539	$ 5,880	$ 5,209
Interest cost	2,261	1,779	1,309
Expected return on assets	(2,238)	(1,569)	(1,464)
Recognized net actuarial loss/(gain)	1,150	993	354
Amortization of prior service cost	(88)	(88)	(88)
Net periodic pension cost	$ 7,624	$ 6,995	$ 5,320

Change in benefit obligation:

	Year Ended December 31,	
	2004	2003
Accumulated benefit obligation	$ 42,421	$ 32,396
Projected benefit obligation at beginning of period	$ 36,737	$ 27,614
Service cost	6,539	5,880
Actuarial loss	4,115	2,165
Interest cost	2,261	1,779
Benefits paid	(1,273)	(701)
Projected benefit obligation at end of period	48,379	36,737
Fair value of plan assets	32,340	23,103
Funded status	(16,039)	(13,634)
Unrecognized net actuarial loss	15,366	11,972
Unrecognized prior service cost	(531)	(618)
Minimum pension liability adjustment	(9,101)	(7,012)
Accrued benefit cost	$(10,305)	$ (9,292)

Change in plan assets:

	Year Ended December 31,	
	2004	2003
Fair value of plan assets at beginning of year	$23,103	$15,399
Actual return on plan assets	1,810	2,205
Employer contributions	8,700	6,200
Benefits paid	(1,273)	(701)
Fair value of plan assets at end of year	$32,340	$23,103

Fair value of total plan assets by major asset category:

	As of December 31,			
	2004		2003	
Cash and cash equivalents	$ 335	1%	$ 382	2%
Mutual funds	21,341	66%	16,583	72%
Common stocks	9,582	30%	5,988	26%
Foreign equities	1,082	3%	150	0%
Total	$32,340	100%	$23,103	100%

Weighted-average assumptions used to determine benefit obligations as of September 30, 2004, 2003 and 2002:

	2004	2003	2002
Discount rate	5.75%	6.00%	6.50%
Rate of compensation increase	4.50%	4.50%	4.50%

Weighted-average assumptions used to determine net periodic pension cost for years ended September 30, 2004, 2003 and 2002:

	2004	2003	2002
Discount rate	6.00%	6.50%	7.25%
Expected long-term return on plan assets	8.00%	8.00%	9.00%
Rate of compensation increase	4.50%	4.50%	4.50%

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period for employees expected to receive benefits under the pension plans, as permitted under Paragraph 26 of SFAS No. 87, "Employers' Accounting for Pensions."

The following benefit payments are expected to be paid from the pension plans:

Year	Amount
Fiscal 2005	$ 2,400
Fiscal 2006	$ 3,200
Fiscal 2007	$ 3,500
Fiscal 2008	$ 4,600
Fiscal 2009	$ 5,600
Fiscal 2010 - 2014	$34,300

We invest plan assets based on a total return on investment approach, pursuant to which the plan assets include a diversified blend of equity and fixed income investments toward a goal of maximizing the long-term rate of return without assuming an unreasonable level of investment risk. We determine the level of risk based on an analysis of plan liabilities, the extent to which the value of the plan assets satisfies the plan liabilities and our financial condition. Our investment policy includes target allocations ranging from 30% to 70% for equity investments, 20% to 60% for fixed income investments and 0% to 50% for cash equivalents. The equity portion of the plan assets represents growth and value stocks of small, medium and large companies. We measure and monitor the investment risk of the plan assets both on a quarterly basis and annually when we assess plan liabilities.

We use a building block approach to estimate the long-term rate of return on plan assets. This approach is based on the capital market principle that the greater the volatility, the greater the return over the long term. An analysis of the historical performance of equity and fixed income investments, together with current market factors such as the inflation and interest rates, are used to help us make the assumptions necessary to estimate a long-term rate of return on plan assets. Once this estimate is made, we review the portfolio of plan assets and make adjustments thereto that we believe are necessary to reflect a diversified blend of equity and fixed income investments that is capable of achieving the estimated long-term rate of return without assuming an unreasonable level of investment risk. We also compare the portfolio of plan assets to those of other pension plans to help us assess the suitability and appropriateness of the plan investments.

In January 2005, we contributed $11,795 to the ESI Pension Plan. This amount represents the total amount we intend to contribute to the ESI Pension Plan in 2005.

During 2002, we increased our minimum pension liability with respect to our obligations under the ESI Pension Plan by $5,020, and we recorded a corresponding $3,051 reduction in shareholders' equity, which was net of a $1,969 deferred tax asset. During 2003, we reduced our minimum pension liability by $1,029 as a result of obtaining an investment return on plan assets in excess of our original estimates, and we recorded a corresponding $625 increase in shareholders' equity, which was net of a $404 deferred tax asset. During 2004, we increased our minimum pension liability by $2,089 as a result of obtaining an investment return on plan assets less than our original estimates, and we recorded a corresponding $1,269 reduction in shareholders' equity, which was net of a $820 deferred tax asset.

Retirement Savings Plan. Our ESI 401(k) Plan, a defined contribution plan, covers substantially all of our employees. Prior to March 19, 2004, our contributions under the ESI 401(k) plan were made in cash to a fund that invested in our common stock, which a plan participant could not redirect to other plan investment options until the participant reached age 55. All of our contributions under the ESI 401(k) plan that we have made on and after March 19, 2004 have been in the form of cash to plan investment options directed by the participant.

Our ESI Excess Savings Plan, a non-qualified, unfunded deferred compensation plan, covers a select group of our management. The plan provides for salary deferral of contributions that the participants are unable to make under the ESI 401(k) Plan and our contributions that cannot be paid under the ESI 401(k) Plan due to federal statutory limits on the amount that an employee can contribute under a defined contribution plan. The practical effect of the ESI Excess Savings Plan is to provide a savings plan to all of our employees on a uniform basis.

The costs of providing the benefits under the ESI 401(k) Plan and ESI Excess Savings Plan (including certain administrative costs of the plans) were $3,246 for December 31, 2004, $2,856 for the year ended December 31, 2003, and $2,734 for the year ended December 31, 2002.

8. Stock Option and Key Employee Incentive Plans

Under the 1994 Stock Plan, a maximum of 810,000 shares of our common stock may be issued upon exercise of options. Under the 1997 Stock Plan, a maximum of 1.5% of our outstanding shares of common stock may be issued each year commencing in 1997, with any unissued shares issuable in later years. Under the 1997 Stock Plan, a maximum of 8,100,000 shares of our common stock may be issued upon exercise of options and pursuant to other forms of awards. Under the 1999 Directors Stock Plan, a maximum of 500,000 shares of our common stock may be issued upon exercise of options. Under all Plans, the option price may not be less than 100% of the fair market value of our common stock on the date of grant. Under the 1994 Stock Plan and 1997 Stock Plan, the options vest and become exercisable in three equal annual installments commencing with the first anniversary of the grant. Under the 1999 Directors Stock Plan, the options vest and become exercisable on the first anniversary of the grant. The maximum term of options granted under the 1994 Stock Plan and 1997 Stock Plan is 10 years and 2 days from the date of grant. The maximum term of options granted under the 1999 Directors Stock Plan: (a) prior to January 25, 2005, was

10 years from the date of grant; and (b) on or after January 25, 2005, is seven years from the date of grant. The options outstanding, granted, forfeited and exercised for the three years ended December 31, 2004 are as follows:

	2004		2003		2002	
	# of Shares	Weighted Average Option Price	# of Shares	Weighted Average Option Price	# of Shares	Weighted Average Option Price
Outstanding at beginning of year	3,232,068	$16.37	3,791,415	$11.95	3,765,446	$10.38
Granted	777,500	49.42	927,000	24.63	938,000	17.98
Forfeited	(176,010)	34.73	(61,674)	19.57	(26,670)	13.08
Exercised	(563,616)	15.26	(1,424,673)	9.84	(885,361)	11.63
Outstanding at end of year	3,269,942	$23.43	3,232,068	$16.37	3,791,415	$11.95

	Exercise Price Range					
	$5.97-$8.03	$9.72-$12.13	$14.75-$21.78	$22.48-$31.45	$34.30-$51.20	Total
Options outstanding at end of year	311,118	731,920	727,713	775,691	723,500	3,269,942
Weighted average exercise price on options outstanding	$ 6.66	$ 10.51	$ 17.22	$ 24.12	$ 49.21	$ 23.43
Weighted average remaining contractual life	4.2 years	4.4 years	6.1 years	8.0 years	9.1 years	6.7 years
Options exercisable at end of year	311,118	731,920	534,656	327,299	36,999	1,941,992
Weighted average exercise price on exercisable options outstanding	$ 6.66	$ 10.51	$ 17.20	$ 24.50	$ 50.09	$ 14.85

In January 2005, the Compensation Committee of our Board of Directors awarded additional stock options for 486,400 shares of our common stock. The effective date of this award was February 2, 2005 and the exercise price is $49.74 per share.

9. Letters of Credit

During the year ended December 31, 2004, we provided a $7,000 irrevocable standby letter of credit to one of our insurers to secure the surety bonds issued by that insurer which are required as part of our normal course of operations by various education authorities that regulate us. The letter of credit is collateralized by our investments. As of December 31, 2004, the total face value of those surety bonds was $9,290. In addition, we have provided a $2,143 irrevocable letter of credit to our workers' compensation insurance providers to secure the payment of our workers' compensation claims.

10. Commitments and Contingent Liabilities

Lease Commitments. We lease most of our facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next 12 years and we expect that:

- those leases will be renewed or replaced by other leases in the normal course of business;
- we may purchase the facilities represented by those leases; or
- we may purchase or build other replacement facilities.

There are no material restrictions imposed by the lease agreements, and we have not entered into any significant guarantees related to the leases. We are required to make additional payments under the operating lease terms for taxes, insurance and other operating expenses incurred during the operating lease period.

Rent expense was $26,546 for the year ended December 31, 2004, $26,748 for the year ended December 31, 2003, and $29,421 for the year ended December 31, 2002.

Future minimum rental payments required under our operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2004 are as follows:

2005	$ 26,436
2006	23,554
2007	20,548
2008	19,798
2009	14,024
Later Years	24,889
	$129,249

Future minimum rental payments related to equipment leases are not significant.

We purchased one of our facilities for $4,709 in January 2005 and paid the purchase price with cash from operations.

Contingent Liabilities. From 1994 through 1999, we entered into agreements with unaffiliated, private funding sources to provide supplemental loans to students to help pay the students' cost of education that federal and state financial aid sources did not cover. Some of these agreements required us to guarantee repayment of the supplemental student loans if the students fail to pay. The outstanding loans under these agreements at December 31, 2004 aggregated $976, for which we have reserved $944 for our guarantee obligation.

On November 5, 1999, a qui tam action was filed in the United States District Court for the Southern District of Texas by two former employees ("relators") on behalf of themselves and the federal government under the following caption: *United States ex rel. Dan Graves and Susan Newman v. ITT Educational Services, Inc., et al.* (the "Graves Action"). The Graves Action alleges, among other things, violations of the False Claims Act, 31 U.S.C. § 3730, by us, one of our employees and our registered public accounting firm in connection with how we compensated our sales representatives. The relators seek various forms of recovery on behalf of themselves and the federal government, including: (a) treble the amount of unspecified damages sustained by the federal government; (b) a civil penalty of up to $10,000 for each violation of the False Claims Act; (c) double back pay for Susan Newman; and (d) attorney's fees, costs and interest.

A qui tam action is a civil lawsuit brought by one or more individuals (a qui tam "relator") on behalf of the federal or state government for an alleged submission to the government of a false claim for payment. A qui tam action is always filed under seal and remains under seal until the government decides whether to intervene in the litigation. Whenever a relator files a qui tam action, the government typically initiates an investigation in order to determine whether to intervene in the litigation. If the government intervenes, it has primary control over the litigation. If the government declines to intervene, the relator may pursue the litigation on behalf of the federal or state government and, if successful, receives a portion of the government's recovery.

On May 25, 2001, the DOJ declined to intervene in the Graves Action. On March 31, 2002, the court dismissed all of the claims against all of the defendants for failure to allege facts sufficient to support the claims and gave the relators 20 days to file an amended complaint. The relators filed an amended complaint on April 22, 2002 against all of the defendants. On March 31, 2003, the court issued a final judgment in the Graves Action dismissing with prejudice all of the relators' claims against us and all of the other defendants for failure to state a claim. On April 28, 2003, the relators filed a notice of appeal to the United States Court of Appeals for the Fifth Judicial Circuit ("5th Circuit"). On October 20, 2004, the 5th Circuit affirmed the district court's judgment that dismissed with prejudice all of the relators' claims against us and the other defendants in the Graves Action. On November 3, 2004, the relators filed a petition with the 5th Circuit requesting a rehearing *en banc* of the relators' appeal. On November 18, 2004, the 5th Circuit denied the relators' request for a rehearing. On or about February 17, 2005, the relators filed a petition with the U.S. Supreme Court requesting that the Court hear the relators' appeal of the 5th Circuit's affirmation of the district court's judgment dismissing the Graves action.

On March 4, 2005, we were served with a qui tam action that was filed on April 8, 2004 in the United States District Court for the Southern District of Indiana by a former employee ("relator") on behalf of himself and the federal government under the following caption: *United States of America ex rel. Robert Olson v. ITT Educational Services, Inc. d/b/a ITT Technical Institute* (the "Olson Action"). The relator alleges that we violated the False Claims Act, 31 U.S.C. § 3729, *et seq.*, by knowingly making and using false records and statements relating to, among other things, student recruitment, admission, enrollment, attendance and grading, graduate placement and course materials in order to fraudulently participate in the federal student financial aid programs. The complaint seeks an unspecified judgment and attorney's fees and costs. We were served with the Olson Action after the DOJ declined to intervene in the litigation. We intend to defend ourselves vigorously against the allegations made in the complaint.

On February 25, 2004, federal agents executed search warrants at our corporate headquarters and at ten of our 77 ITT Technical Institutes nationwide. On that same date, our Directors and executive officers and some of our other employees each received a federal grand jury subpoena that was issued, along with the search warrants, by the U.S. District Court, Southern District of Texas, located in Houston, Texas. The search warrants and subpoenas seek broad categories of documents, including documents containing information relating to our figures and rates for placement, retention, graduation and attendance, recruitment and admissions materials, student grades, graduate salaries, transferability of credits to other institutions, and personnel records. Although no formal charges have been filed, we believe that the DOJ is investigating claims alleging, among other matters, falsification of records relating to student attendance, grades and academic progress and graduate job placement statistics, and fraudulent misrepresentations regarding the transferability of credits, graduation rates and graduates' salaries. We, our Directors and our executive officers are continuing to work with the DOJ to resolve its investigation. The costs that we have incurred in connection with the DOJ investigation have had a material adverse effect on our financial condition and results of operations, and we cannot assure you that the ultimate outcome of the DOJ investigation will not have a further material adverse effect on our financial condition and results of operations.

On March 4, 2004, we were notified by the Fort Worth, Texas regional office of the SEC that it had initiated an inquiry into the allegations being investigated by the DOJ as described in the preceding paragraph. We are cooperating with the SEC in its inquiry. We cannot assure you, however, that the ultimate outcome of the SEC inquiry will not have a material adverse effect on our financial condition or results of operations.

In October 2002, the Office of the Attorney General for the State of California ("CAG") informed us that it had initiated an investigation of our ITT Technical Institutes in California. We believe that the CAG's investigation is in response to one or more qui tam actions filed against us under the state and/or federal False Claims Acts. The CAG has not asserted any claims against us. Based on the information that the CAG has requested, however, we believe that the CAG is investigating, among other matters, whether one or more of our California ITT Technical Institutes:

- falsified records relating to student attendance, grades and academic progress;
- falsified student grade point average calculations used to qualify students for financial aid under the State's Cal Grant Program; and
- retaliated against employees who may have complained about those alleged acts.

We are cooperating with the CAG in its investigation, and we have been conducting our own investigation of the same matters. While we cannot assure you of the ultimate outcome of the CAG investigation, based on the results of our investigation to date, we do not believe that the CAG investigation and any qui tam actions that may be associated with the investigation will have a material adverse effect on our financial condition, results of operations or cash flows.

On August 19, 2004, a consolidated complaint in a securities class action lawsuit was filed against us and ten of our current and former Directors and executive officers in the U.S. District Court for the Southern District of Indiana under the following caption: *City of Austin Police Retirement System, Individually And On Behalf Of All Others Similarly Situated v. ITT Educational Services, Inc., et al.* This action is a result of the court's June 18, 2004 order to consolidate 13 separate securities class action lawsuits filed from February 26, 2004 through April 23, 2004. The consolidated complaint alleges, among other things, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by engaging in an unlawful course of conduct, pursuant to which the defendants knowingly or recklessly engaged in acts, transactions, practices and courses of business to conceal adverse material information about our financial condition, and that this conduct operated as a fraud and deceit upon the plaintiffs. The complaint also alleges that the defendants made various deceptive and untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading to the plaintiffs, causing the plaintiffs to purchase our securities at artificially inflated prices. The putative class period in this action is from October 17, 2002 through March 8, 2004. The plaintiffs seek, among other things, an award of unspecified compensatory damages, interest, costs, expenses and attorney's fees. All of the defendants intend to defend themselves vigorously against the allegations made in the complaint. We cannot assure you, however, that the ultimate outcome of this or other actions (including other actions under federal or state securities laws) will not have a material adverse effect on our financial condition or results of operations.

On or about April 29, 2004, a consolidated complaint in a shareholder derivative lawsuit was filed against five of our current and former executive officers, ten of our current and former Directors and PricewaterhouseCoopers LLP ("PWC"), our independent registered public accounting firm, in the Superior Court of Hamilton County, Indiana under the following caption: *In Re ITT Educational Services, Inc. Derivative Litigation*. This action is a result of the court's March 30, 2004 order to consolidate two separate shareholder derivative lawsuits filed on or about February 27, 2004. On December 1, 2004, the court dismissed the consolidated complaint without prejudice and gave the plaintiffs 30 days to replead their complaint. On January 3, 2005, the plaintiffs filed an amended consolidated complaint. The amended consolidated complaint alleges, among other things, that:

- certain individual defendants breached a fiduciary duty by selling our common stock and misappropriating our information;

- all defendants breached their fiduciary duties to us, abused their ability to control and influence us, grossly mismanaged us, caused us to waste corporate assets and were unjustly enriched; and
- PWC breached a duty of care and professional competence to us and breached its contracts with us.

The amended consolidated complaint seeks unspecified damages, extraordinary equitable and/or injunctive relief, disgorgement of profits, benefits and other compensation, costs and attorneys' fees. All of the individual defendants intend to defend themselves vigorously against the allegations in the complaint.

On September 7, 2004, a shareholder derivative lawsuit was filed against five of our current and former executive officers, ten of our current and former Directors and PWC, in the U.S. District Court for the Southern District of Indiana under the following caption: *Alaska Electrical Pension Fund Derivatively on Behalf of ITT Educational Services, Inc. v. Rene R. Champagne, et al.* The complaint alleges, among other things, that the defendants caused us to violate state and federal education finance laws and regulations by falsifying our student records and federal securities laws by falsifying our accounting, auditing and financial reporting between October 2002 and April 2004. As a result, the complaint alleges, among other things, that the individual defendants:

- breached and/or aided and abetted in the breach of:
    - a duty to disseminate accurate information about us;
    - fiduciary duties of care, candor and loyalty to us and disclosure to our shareholders;
    - a duty to test, oversee and monitor our system of internal controls, governance procedures and disclosure procedures; and
    - a duty to ensure that our internal controls, governance procedures and disclosure procedures were functioning in an effective manner and in compliance with Pub. L. 107-204, 116 Stat. 745 (2002);
- abused their ability to control and influence us;
- grossly mismanaged us;
- committed constructive fraud;
- will be and have been unjustly enriched at our expense; and
- violated Section 10(b) of the Exchange Act and Rule 10-5 promulgated thereunder by:
    - disseminating or approving false statements that they knew or recklessly disregarded were misleading;
    - failing to disclose material facts necessary in order to make those statements not misleading; and
    - misappropriating our proprietary information.

In addition, the complaint alleges, among other things, that PWC:

- violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by:
    - disseminating or approving false statements that it knew or recklessly disregarded were misleading; and
    - failing to disclose material facts necessary in order to make those statements not misleading;

- was negligent and committed accounting malpractice by failing to conduct its audits of our 2002 and 2003 fiscal year financial statements in accordance with generally accepted accounting principles, generally accepted auditing standards and SEC rules;
- aided and abetted the individual defendants':
  - breach of fiduciary duties to us;
  - abuse of their control of us; and
  - gross mismanagement of us; and
- violated their duty of candor to our shareholders.

The complaint seeks unspecified damages, extraordinary equitable and/or injunctive relief, punitive damages, costs and expenses, attorneys' fees, pre-judgment interest, an order directing the defendants to account for all damages caused by them and all profits, special benefits and unjust enrichment they obtained, and an order directing us to reform and improve our corporate governance and internal control procedures. On December 8, 2004, the parties agreed to stay this action pending the entry of a final judgment in the *In Re ITT Educational Services, Inc. Derivative Litigation* action, except that the stay will be lifted if a subsequently filed shareholder derivative lawsuit is filed in the Southern District of Indiana and the defendants are unable to enter into a similar stay of that action. All of the individual defendants intend to defend themselves vigorously against the allegations in the complaint.

On November 17, 2004, a shareholder derivative lawsuit was filed against ten of our current and former Directors, in the Chancery Court of New Castle County, Delaware under the following caption: *Albert Reitan, derivatively on behalf of nominal defendant ITT Educational Services, Inc. v. Rand V. Araskog, et al.* The complaint alleges, among other things, that the defendants abdicated their fiduciary duty of good faith to us by making no effort to oversee our operations and business practices to ensure that we comply with all applicable laws, rules and regulations. The complaint seeks unspecified damages, equitable relief, attorneys' fees, accountants' fees, experts' fees, costs and expenses. All of the defendants intend to defend themselves vigorously against the allegations in the complaint.

Although the derivative actions are brought nominally on behalf of us, we expect to incur defense costs and other expenses in connection with the derivative lawsuits, and we cannot assure you that the ultimate outcome of these or other actions will not have a material adverse effect on our financial condition or results of operations.

On July 7, 2004, we received a derivative demand letter pursuant to Del. Ct. Ch. R. 23.1 on behalf of Mr. Stein, a purported shareholder, demanding that our Board of Directors commence a civil action against each of our current Directors, one former Director and four of our current and former executive officers to recover for our benefit the amount of damages sustained by us as a result of the misconduct alleged in the letter. The misconduct alleged in the letter is similar to the type of misconduct alleged against the individual defendants in the consolidated shareholder derivative lawsuit described above. The demand letter indicates that Mr. Stein will commence a shareholder's derivative action on our behalf, if our Board does not commence an action as demanded therein within a reasonable period of time. We have informed Mr. Stein that our Board has deferred its decision with respect to Mr. Stein's demand until the conclusion of the DOJ investigation of us, the inquiry initiated by the SEC into the allegations being investigated by the DOJ and the securities class action lawsuits filed against us, or until the receipt of additional information concerning the allegations made in the demand.

On October 26, 2004, a lawsuit was filed against us in the Chancery Court of New Castle County, Delaware under the following caption: *Arthur Stein v. ITT Educational Services, Inc.* The complaint alleges that we violated Section 220 of the Delaware General Corporation Law by refusing to allow Mr. Stein to inspect and make copies of our books and records relating to the misconduct alleged in his derivative demand letter described above. The complaint seeks an order compelling us to permit Mr. Stein to inspect and make copies of our books and records, and to pay his costs, expenses and attorney's fees to prosecute this action. We intend to defend the action vigorously.

On December 15, 2004, a lawsuit was filed against us, our internal committee that administers our 401(k) retirement savings plan (the "Plan"), the chairperson of that committee and a number of other unnamed entities and individuals, in the United States District Court for the Southern District of Indiana under the following caption: *William Curry, individually and on behalf of all others similarly situated v. ITT Educational Services, Inc., et al.* The complaint alleged, among other things, that the defendants breached their fiduciary duties under Section 502 of the Employee Retirement Income Security Act ("ERISA") that are owed to the participants and beneficiaries of the Plan by failing to prudently manage the Plan's assets. Allegedly, the breach arose from the Plan's holding and acquisition of our common stock when the defendants knew or should have known that our common stock was not a suitable and appropriate investment for the Plan. The complaint alleged that our common stock was an inappropriate investment, because we supposedly misrepresented our operational success and the subsequent disclosure of those misrepresentations caused the price of our common stock to decrease. As a result of this decrease in the price of our common stock, the complaint alleged that the value of the Plan assets suffered losses. The plaintiff sought to certify this action as a class action to include all participants in the Plan and their beneficiaries, excluding the defendants and their immediate family members, for whose accounts the Plan fiduciaries made or maintained investments in our common stock from October 17, 2002 through March 18, 2004. The plaintiff also sought, among other things:

- a declaration that the defendants breached their fiduciary duties under ERISA to the Plan;
- to require the defendants to restore to the Plan all losses resulting from the alleged imprudent investment of the Plan's assets;
- to require the defendants to restore to the Plan all profits that the defendants made through their use of the Plan's assets;
- to require the defendants to restore to the Plan all profits that the Plan would have realized had the defendants fulfilled their fiduciary obligations under ERISA;
- other unspecified equitable restitution and monetary relief;
- a constructive trust with respect to any unjust enrichment received by the defendants at the expense of the Plan as a result of the defendants' alleged breach of their fiduciary duties under ERISA;
- to enjoin the defendants from further violating their fiduciary duties under ERISA;
- the appointment of independent fiduciaries to administer the Plan; and
- costs and attorneys' fees.

The plaintiff filed a notice to voluntarily dismiss this action on January 25, 2005, and the court dismissed this action without prejudice on the same date.

The current and former executive officers named in one or more of the securities class action, shareholder derivative and Plan class action lawsuits and derivative demand letter described above include: Gene A. Baugh, Rene R. Champagne, Clark D. Elwood, Nina F. Esbin, Eugene W. Feichtner, Martin A. Grossman, Thomas W. Lauer, Kevin M. Modany and Omer E. Waddles.

Certain of our current and former officers and Directors are or may become a party in certain of the actions described above. Our By-Laws and Restated Certificate of Incorporation obligate us to indemnify our officers and Directors to the fullest extent permitted by Delaware law, provided that their conduct complied with certain requirements. We are obligated to advance defense costs to our officers and Directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, our indemnity obligation can, under certain circumstances, include indemnifiable judgments, penalties, fines and amounts paid in settlement in connection with those actions.

As previously disclosed, on March 4, 2004, our Board of Directors appointed a Special Committee of independent Directors. The Special Committee has completed its investigation relating to the conduct and integrity of our senior management. In late June 2004, the Special Committee reported to our Board of Directors that it had found no evidence that our senior management had engaged in any violations of our policies and procedures or any wrongful or criminal conduct related to the matters that are the subject of the DOJ and CAG investigations and the securities class action lawsuit described above. The Special Committee also reported that when allegations of possible violations have been brought to the attention of our senior management, we have investigated those allegations and our senior management has taken appropriate action when responding to those allegations and any violations found.

FINANCIAL STATEMENT SCHEDULE

ITT EDUCATIONAL SERVICES, INC.
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2004
(In thousands)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Balance at End of Period
Allowance for Doubtful Accounts:				
Year Ended December 31, 2004	$1,644	$11,996	$(12,122)	$1,518
Year Ended December 31, 2003	$1,810	$ 6,134	$ (6,300)	$1,644
Year Ended December 31, 2002	$2,216	$ 6,872	$ (7,278)	$1,810
FFEL Reserve(1):				
Year Ended December 31, 2004	$ 32	$ (32)	$ —	$ —
Year Ended December 31, 2003	$ 165	$ (133)	$ —	$ 32
Year Ended December 31, 2002	$ 85	$ 80	$ —	$ 165

(1) Represents Federal Family Education Loan/Perkins Loan programs.

QUARTERLY RESULTS

ITT EDUCATIONAL SERVICES, INC.
QUARTERLY RESULTS
FOR 2004 AND 2003
(In thousands, except per share data)
(unaudited)

	Three Months Ended				
	March 31	June 30	Sept. 30	Dec. 31	Year
2003					
Revenue	$119,000	$124,831	$134,382	$144,643	$522,856
Cost of educational services	$ 68,333	$ 72,449	$ 69,681	$ 69,543(a)	$280,006
Student services and administrative expenses	$ 36,998	$ 36,924	$ 39,495	$ 34,912	$148,329
Operating income	$ 13,669	$ 15,458	$ 25,206	$ 40,188(a)	$ 94,521
Interest income, net	$ 448	$ 550	$ 551	$ 446	$ 1,995
Net income	$ 8,682	$ 9,845	$ 15,841	$ 24,490	$ 58,858
Earnings per share					
Basic	$ 0.19	$ 0.22	$ 0.35	$ 0.54	$ 1.31
Diluted	$ 0.19	$ 0.21	$ 0.34	$ 0.52	$ 1.27
2004					
Revenue	$141,730	$150,931	$157,945	$167,228	$617,834
Cost of educational services	$ 76,493	$ 78,010	$ 75,033	$ 69,211(a)	$298,747
Student services and administrative expenses	$ 41,449	$ 45,045	$ 43,771	$ 44,131	$174,396
Special legal and other investigation costs(b)	$ 9,700	$ 5,606	$ 9,837	$ —	$ 25,143
Operating income	$ 14,088	$ 22,270	$ 29,304	$ 53,886(a)	$119,548
Interest income, net	$ 709	$ 648	$ 959	$ 1,518	$ 3,834
Net income	$ 9,026	$ 13,980	$ 18,460	$ 33,797	$ 75,263
Earnings per share					
Basic	$ 0.20	$ 0.31	$ 0.40	$ 0.74	$ 1.64
Diluted	$ 0.19	$ 0.30	$ 0.39	$ 0.72	$ 1.61

(a) Includes $1,902 in the three months ended December 31, 2003 and $3,550 in the three months ended December 31, 2004 related to year-end inventory adjustments.

(b) Accrued estimated legal and other investigation costs associated with the DOJ investigation, the inquiry initiated by the SEC into the allegations being investigated by the DOJ, and the securities class action, shareholder derivative and books and records inspection lawsuits filed against us, certain of our current and former executive officers and each of our Directors.

DIRECTORS AND EXECUTIVE OFFICERS

Rene R. Champagne, age 63, has served as Chairman of ITT/ESI since October 1994 and Chief Executive Officer of ITT/ESI since September 1985. From September 1985 through December 2001, he also served as President of ITT/ESI. Mr. Champagne has been a Director of ITT/ESI since October 1985.

Rand V. Araskog, age 73, served as chairman and chief executive officer of ITT Corporation ("ITT"), a diversified conglomerate, from 1980 until his retirement in February 1998. He is also a director of Rayonier, Inc., International Steel Group, Inc. and Cablevision Systems Corporation. Mr. Araskog has been a Director of ITT/ESI since April 1994.

John F. Cozzi, age 43, has served as a managing director of AEA Investors LLC, a private equity firm, since January 2004. Mr. Cozzi served as a managing director of Arena Capital Partners, LLC, a private equity firm, from May 1999 through December 2003. Mr. Cozzi has been a Director of ITT/ESI since October 2003.

John E. Dean, age 54, is a founding partner of the law firm Dean Blakey, established June 2002. From July 1995 through May 2002, Mr. Dean was a partner at the Dean, Blakey & Moskowitz law firm. Since June 2002, Mr. Dean has also served as a principal of Washington Partners, LLC, a public affairs firm. Mr. Dean has been a Director of ITT/ESI since December 1994.

James D. Fowler, Jr., age 60, served as senior vice president and director, human resources of ITT Industries, Inc., an industrial, commercial machinery and equipment company, from November 2000 until his retirement in October 2002. Mr. Fowler served as president of Fowler & Associates, a consulting firm, from February 1996 through October 2000. He also served as president of the Executive Leadership Council and Foundation ("ELCF"), a non-profit, non-partisan charitable and educational organization, from February 2000 through October 2000 and executive director and administrator of the ELCF from October 1997 through January 2000. Mr. Fowler has been a Director of ITT/ESI since April 1994.

Joanna T. Lau, age 46, has served as chairperson and chief executive officer of Lau Acquisition Corporation (d/b/a LAU Technologies), a management consulting and investment firm, since March 1990. Ms. Lau has been a Director of ITT/ESI since October 2003.

Harris N. Miller, age 53, has served as president of the Information Technology Association of America, a trade association, since April 1995, and as president of the World Information Technology and Services Alliance, an association of trade associations, since April 1995. Mr. Miller has been a Director of ITT/ESI since July 1999.

Daniel P. Weadock, age 65, has served as president of The International, a golf resort and conference center in Bolton, MA, since January 1999. Mr. Weadock has been a Director of ITT/ESI since April 1999.

Vin Weber, age 52, has been a partner at Clark & Weinstock Inc., a management and public policy consulting firm, since 1994. He is also vice chairman and co-founder of Empower America, a public interest group. Mr. Weber is a senior fellow at the University of Minnesota's Humphrey Institute of Public Affairs and co-director of the Institute's Policy Forum. He is also a director of Department 56, Inc. Mr. Weber has been a Director of ITT/ESI since December 1994.

Jeffrey R. Cooper, age 53, has served as Senior Vice President, Chief Compliance Officer of ITT/ESI since November 2004. Mr. Cooper served as vice president of Great American Financial Resources, Inc. ("GAFR"), the holding company for the annuity and life insurance operations of American Financial Group, from June 1999 through October 2004, and as chief compliance officer of GAFR from June 1997 through October 2004.

Clark D. Elwood, age 44, has served as Senior Vice President of ITT/ESI since December 1996, Secretary of ITT/ESI since October 1992 and General Counsel of ITT/ESI since May 1991.

Nina F. Esbin, age 48, has served as Senior Vice President, Human Resources of ITT/ESI since January 2004. From January 2003 through December 2003, she served as Vice President, Director Human Resources of ITT/ESI. Ms. Esbin was self-employed as a human resources consultant from December 2001 through December 2002. She served as senior vice president, human resources of RealMed Corporation, a healthcare technology company, from March 2000 through November 2001. Ms. Esbin served as director, human resources of CIT Group Inc., a commercial and consumer finance company, from January 1999 through February 2000.

Eugene W. Feichtner, age 49, has served as Senior Vice President, Operations of ITT/ESI since March 2004. From March 2002 through February 2004, he served as Vice President, National Operations Director of ITT/ESI. Mr. Feichtner served as a District Manager of ITT/ESI from June 1989 through February 2002.

Martin A. Grossman, age 58, has served as Senior Vice President of ITT/ESI since July 2002 and Director of Marketing and Investor Relations of ITT/ESI since May 2002. He was self-employed as a consultant from October 2001 through April 2002. Mr. Grossman served as senior vice president of insurance products of Trilegiant Corp., a direct marketing company, from July 2001 through September 2001. He was self-employed as a consultant from August 2000 through June 2001. Mr. Grossman served as executive vice president for the U.S. direct marketing group of Grolier Incorporated, a publisher and direct marketing company, from August 1999 through July 2000.

Kevin M. Modany, age 38, has served as Chief Financial Officer of ITT/ESI since January 2003 and Senior Vice President of ITT/ESI since July 2002. From June 2002 through December 2002, he served as Director of Finance of ITT/ESI. Mr. Modany served as chief financial officer, chief operating officer and director of Cerebellum Software, Inc., a software development and professional services company, from October 2000 through May 2002. He also served as president and director of USA Clean, LLC, a distributor of products and chemicals for the textile care industry, from October 1998 through September 2000.

OFFICER CERTIFICATIONS

Our Chief Executive Officer and our Chief Financial Officer each have made the certifications required to be filed with the SEC regarding the quality of our public disclosure. Those certifications have been filed with the SEC as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. In addition, our Chief Executive Officer submitted the required annual certification to the NYSE in 2004 that he was not aware of any violation by us of the NYSE's corporate governance listing standards.

To Our Shareholders

Continued from page 3

We have no debt. As of December 31, 2004, our cash, cash equivalents, restricted cash and investments were $356.5 million compared to $254.2 million as of the same date in 2003. For the 12 months ended December 31, 2004, our bad debt expense as a percent of revenue was 1.9 percent compared to 1.2 percent for the same period in 2003. Our days sales outstanding on December 31, 2004 was 5.7 days compared to 6.0 days on December 31, 2003.

New School Openings • We opened a new ITT Technical Institute in both Kansas City, Missouri and Kennesaw (Atlanta), Georgia during the fourth quarter of 2004. We also opened our first learning site in 2004 in Greenwood (Indianapolis), Indiana.

New Programs of Study • In 2004, we increased the number of ITT Technical Institutes that offer our new bachelor and associate degree programs in Business Administration, Business Accounting Technology and Criminal Justice in residence on campus, and we also began teaching those programs entirely online over the Internet. Thirty-nine ITT Technical Institutes were teaching one or more of those programs in 2004, and the students enrolled in those programs constituted six percent of our total student enrollment as of December 31, 2004 compared to one percent as of the same date in 2003.

Bachelor Degree Programs • At the end of 2004, 52 ITT Technical Institutes offered bachelor degree programs of study. As a result of increased student enrollment in our criminal justice and business bachelor degree programs and the increased number of technology-oriented bachelor degree program offerings at our colleges, students enrolled in bachelor degree programs represented 19 percent of our total student enrollment as of December 31, 2004 compared to nine percent as of December 31, 2003.

New Delivery Models • Sixty-two ITT Technical Institutes were using our 2+1 Hybrid Delivery Model as of December 31, 2004, pursuant to which certain program courses are taught in residence on campus and others are taught online over the Internet. We had 22,246 online course registrations as of December 31, 2004 compared to 1,002 as of December 31, 2003. Online course registrations represent the number of online courses that students were registered to take, and exclude any online courses that our international enrollments may have been registered to take.

We believe that the postsecondary education industry offers us multiple opportunities for growth as we continue to execute our 10-Point Growth Plan. Some of the growth initiatives that we are planning for 2005 include the following:

Geographic Expansion • We believe we may be able to open three to four new institutes and add up to four new learning sites in 2005. Based on when we estimate receiving the requisite regulatory approvals, we believe that most of our geographic expansion will occur in the second half of 2005.

New Programs of Study • We intend to expand the offering of our bachelor and associate degree programs in business and criminal justice to more of our institutes in 2005. We are also researching and developing entirely new programs of study, which may be ready to submit for regulatory approvals in late 2005 or early 2006.

Bachelor Degree Programs • We intend to increase the number of ITT Technical Institutes that are approved to offer bachelor degree programs.

Online Delivery • We plan to increase our use of online technology through both the 2+1 Hybrid Delivery Model and programs that are taught entirely online.

We believe that the continued execution of our various growth initiatives can help us to produce enrollment and financial results that are in line with our historical growth rates.



Rene R. Champagne, Chairman and CEO



OFFICERS OF THE COMPANY

Seated, left to right:

Glenn E. Tanner, Vice President, Marketing

Martin A. Grossman, Senior Vice President, Director of Marketing and Investor Relations

Nina F. Esbin, Senior Vice President, Human Resources

Rene R. Champagne, Chairman and Chief Executive Officer

Clark D. Elwood, Senior Vice President, General Counsel and Secretary

Kevin M. Modany, Senior Vice President and Chief Financial Officer

Standing, left to right:

Gary R. Carlson, Vice President, Academic Affairs

Eugene W. Feichtner, Senior Vice President, Operations

Donald F. Feigert, Vice President, Recruitment

Roger A. Booth, Vice President, Director of Internal Audit/Safety and Security

Jeffrey R. Cooper, Senior Vice President, Chief Compliance Officer

Julie A. Shedd, Vice President, Controller and Treasurer

Martin Van Buren, Vice President, Information Technology



BOARD OF DIRECTORS

Left to right:

Rene R. Champagne, Chairman and Chief Executive Officer, ITT Educational Services, Inc.

Rand V. Araskog, retired Chairman and Chief Executive Officer, ITT Corporation

John F. Cozzi, Managing Director, AEA Investors LLC

John E. Dean, Founding Partner of the law firm Dean Blakey

James D. Fowler, Jr., retired Senior Vice President and Director, Human Resources, ITT Industries, Inc.

Joanna T. Lau, Chairperson and Chief Executive Officer, Lau Acquisition Corporation

Harris N. Miller, President, Information Technology Association of America

Daniel P. Weadock, President, The International

Vin Weber, Partner, Clark & Weinstock Inc.



	School of Information Technology	School of Electronics Technology	School of Drafting and Design	School of Business	School of Criminal Justice
Bachelor Degree	Information Systems Security Data Communication Systems Technology Software Engineering Technology	Industrial Automation Engineering Technology Electronics and Communications Engineering Technology	Digital Entertainment and Game Design	Business Administration Business Accounting Technology Technical Project Management	Criminal Justice
Associate Degree	Information Technology–Computer Network Systems Information Technology–Software Applications and Programming Information Technology–Web Development	• Computer and Electronics Engineering Technology	• Information Technology–Multimedia • Computer Drafting and Design	• Business Administration • Business Accounting Technology	• Criminal Justice

ITT Technical Institutes 2005

About the Company

The Company • ITT Educational Services, Inc. (NYSE:ESI) is a leading provider of technology-oriented postsecondary degree programs in the United States based on revenue and student enrollment. At the end of 2004, the company operated 77 ITT Technical Institutes in 30 states. The ITT Technical Institute in Indianapolis, Indiana also offers several online degree programs that are available in 47 states. The company is headquartered in Carmel, Indiana, a suburb of Indianapolis. It has offered programs in higher education since 1969.

Performance • The company has demonstrated continued growth since going public in 1994. It achieved record revenue of $617.8 million in 2004, an increase of 18.2 percent compared to 2003 revenue of $522.9 million. The company's revenue has increased at a 12.7 percent compound annual growth rate (CAGR) since 1994. The net income in 2004 increased 27.9 percent to $75.3 million compared to $58.9 million in 2003 and has increased at a CAGR of 26.5 percent since 1994. The operating margin increased 130 basis points to 19.4 percent compared to 18.1 percent in 2003. Earnings per share (diluted) increased 26.8 percent to $1.61, compared to $1.27 in 2003. Total student enrollment also increased 10.8 percent to 40,876 students as of December 31, 2004.

Programs of Study • ITT Technical Institute programs are career-focused, and most use a combination of theory and practical application to assist students in developing the knowledge and skills used in jobs within their chosen career paths. Each curriculum is developed with the input of employers in that field. Additionally, each ITT Technical Institute has an advisory committee for each field of study comprised of representatives of local employers who assist the institute in assessing and updating curricula, equipment and laboratory design.

ITT TECHNICAL INSTITUTE

ITT Educational Services, Inc. ITT

Alabama
500 Riverhills Business Park
Birmingham 35242

Arizona
5005 S. Wendler Dr.
Tempe 85282

1455 W. River Rd.
Tucson 85704

Arkansas
4520 S. University Ave.
Little Rock 72204

California
525 N. Muller Ave.
Anaheim 92801
(Los Angeles)

362 North Clovis Ave.*
Clovis 93612
(Fresno)

16916 S. Harlan Rd.
Lathrop 95330
(Stockton)

2051 Solar Dr., Suite 150
Oxnard 93036
(Los Angeles)

10863 Gold Center Dr.
Rancho Cordova 95670
(Sacramento)

670 E. Carnegie Dr.
San Bernardino 92408
(Los Angeles)

9680 Granite Ridge Dr.
San Diego 92123

12669 Encinitas Ave.
Sylmar 91342
(Los Angeles)

20050 S. Vermont Ave.
Torrance 90502
(Los Angeles)

1530 W. Cameron Ave.
West Covina 91790
(Los Angeles)

Colorado
500 East 84th Ave., Suite B12
Thornton 80229
(Denver)

Florida
3401 S. University Dr.
Fort Lauderdale 33328

6600-10 Youngerman Circle, Suite 10
Jacksonville 32244

1400 S. International Parkway
Lake Mary 32746
(Orlando)

7955 N.W. 12th St., Suite 119
Miami 33126

4809 Memorial Hwy.
Tampa 33634

Georgia
10700 Abbotts Bridge Rd., Suite 190
Duluth 30097
(Atlanta)

1000 Cobb Place Blvd. NW
Suite 300, Building 300
Kennesaw 30144
(Atlanta)

Idaho
12302 W. Explorer Dr.
Boise 83713

Illinois
7040 High Grove Blvd.
Burr Ridge 60527
(Chicago)

600 Holiday Plaza Dr.
Matteson 60443
(Chicago)

1401 Feehanville Dr.
Mount Prospect 60056
(Chicago)

Indiana
4919 Coldwater Rd.
Fort Wayne 46825

9511 Angola Court
Indianapolis 46268

10999 Stahl Rd.
Newburgh 47630
(Evansville)

Kentucky
10509 Timberwood Circle
Louisville 40223

Louisiana
140 James Dr. East
St. Rose 70087
(New Orleans)

Maryland
11301 Red Run Blvd.*
Owings Mills 21117
(Baltimore)

Massachussetts
333 Providence Hwy. Route 1
Norwood 02062
(Boston)

10 Forbes Rd.
Woburn 01801
(Boston)

Michigan
1905 South Haggerty Rd.
Canton 48188
(Detroit)

4020 Sparks Dr. S.E.
Grand Rapids 49546

1522 E. Big Beaver Rd.
Troy 48083
(Detroit)

Minnesota
8911 Columbine Rd.
Eden Prairie 55347
(Minneapolis)

Missouri
1930 Meyer Drury Dr.
Arnold 63010
(St. Louis)

13505 Lakefront Dr.
Earth City 63045
(St. Louis)

1740 W. 92nd St., Suite 100
Kansas City 64114

Nebraska
9814 M St.
Omaha 68127

Nevada
168 N. Gibson Rd.
Henderson 89014
(Las Vegas)

New Mexico
5100 Masthead St. N.E.
Albuquerque 87109

New York
13 Airline Dr.
Albany 12205

2295 Millersport Hwy.
Getzville 14068
(Buffalo)

235 Greenfield Pkwy.
Liverpool 13088
(Syracuse)

Ohio
3325 Stop Eight Rd.
Dayton 45414

3781 Park Mill Run Dr., Suite 1
Hilliard 43026
(Columbus)

4750 Wesley Ave.
Norwood 45212
(Cincinnati)

14955 Sprague Rd.
Strongsville 44136
(Cleveland)

4700 Richmond Rd.*
Warrensville Heights 44128
(Cleveland)

1030 N. Meridian Rd.
Youngstown 44509

Oregon
6035 N.E. 78th Court
Portland 97218

Pennsylvania
3330 Tillman Dr.
Bensalem 19020
(Philadelphia)

760 Moore Road, Suite 150
King of Prussia 19406
(Philadelphia)

5020 Louise Dr.
Mechanicsburg 17055
(Harrisburg)

105 Mall Blvd., Suite 200 East
Monroeville 15146
(Pittsburgh)

Ten Parkway Center
Pittsburgh 15220

South Carolina
Six Independence Pointe
Independence Corporate Park
Greenville 29615

Tennessee
10208 Technology Dr.
Knoxville 37932

7260 Goodlett Farms Parkway
Cordova 38016
(Memphis)

2845 Elm Hill Pike
Nashville 37214

Texas
551 Ryan Plaza Dr.
Arlington 76011
(Dallas)

6330 Highway 290 East, Suite 150
Austin 78723

2222 Bay Area Blvd.
Houston 77058 (South)

15621 Blue Ash Dr., Suite 160
Houston 77090 (North)

2950 S. Gessner
Houston 77063 (West)

2101 Waterview Pkwy.
Richardson 75080
(Dallas)

5700 Northwest Pkwy.
San Antonio 78249

Utah
920 W. Levoy Dr.
Murray 84123
(Salt Lake City)

Virginia
14420 Albemarle Point Place,
Suite 100
Chantilly 20151
(Northern Virginia)

863 Glenrock Rd., Suite 100
Norfolk 23502

300 Gateway Centre Pkwy.
Richmond 23235

7300 Boston Boulevard
Springfield 22153
(Northern Virginia)

Washington
2525 223rd St. S.E.
Bothell 98021
(Seattle)

12720 Gateway Dr., Suite 100
Seattle 98168

13518 E. Indiana Ave.
Spokane Valley 99216
(Spokane)

Wisconsin
470 Security Blvd.
Green Bay 54313

6300 W. Layton Ave.
Greenfield 53220
(Milwaukee)

ITT Educational Services, Inc.
headquarters:
13000 North Meridian Street
Carmel, IN 46032
(317) 706-9200

*Scheduled to open in 2005, provided requisite regulatory approvals are obtained.